蘇利文・克倫威爾美國律師事務所
SULLIVAN & CROMWELL LLP
A LIMITED LIABILITY PARTNERSHIP
AMERICAN LAWYERS

TELEPHONE: 852-2826-8688
FACSIMILE: 852-2522-2280
WWW.SULLCROM.COM

28th Floor
Nine Queen's Road Central
Hong Kong

BEIJING • TOKYO
MELBOURNE • SYDNEY
FRANKFURT • LONDON • PARIS
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.

WILLIAM Y. CHUA
MICHAEL G. DeSOMBRE
CHUN WEI
JOHN D. [redacted]

07023151

SEC MAIL RECEIVED PROCESSING
APR 2 7 2007
WASH. D.C. 210 SECTION

PROCESSED
MAY 0 4 2007
THOMSON FINANCIAL

April 26, 2007

SUPPL

The Securities and Exchange Commission,
Office of International Corporate Finance,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C. 20549,
U.S.A.

Re: Ping An Insurance (Group) Company of China, Ltd. - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (File No. 82-34809)

Dear Sirs:

On behalf of Ping An Insurance (Group) Company of China, Ltd. (the "Company"), a joint stock limited company established under the laws of the People's Republic of China (the "PRC") with limited liability, we furnish with this letter to the Securities and Exchange Commission (the "Commission"): (a) information which the Company is required to furnish pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended

dle 5/3

HONGKONG:66020.7

(the "Exchange Act"), and (b) a revised list reflecting changes in the type of information which the Company is required to furnish to the Commission pursuant to subparagraph (1)(iv) of the Rule.

1. Information Submitted Herewith

Documents which the Company is required to furnish to the Commission pursuant to subparagraph (1)(iii) of the Rule are set forth in Annex A attached hereto. With respect to documents for which an English version or summary is available, copies of the documents are enclosed herein.[1] With respect to documents for which no English language version, translation or summary has been prepared, brief descriptions of the documents are set forth in Annex B attached hereto.

2. Foreign Reporting Requirements

On March 1, 2007, the Company completed an offering of 4,786,409,636 A shares, par value RMB 1.00 each, with listing on the Shanghai Stock Exchange (the "A Share Offering"). The A shares were offered and sold in the PRC only.[2]

---

1 Documents for which an English version or summary is available are denoted by an asterisk in Annex A.

2 The Company's H shares were first listed on the main board of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") on June 24, 2004.

After the Company is listed on the Shanghai Stock Exchange, the Company is required to prepare and file with the Shanghai Stock Exchange, and to provide to the Company's shareholders and to the public, certain reports, documents and notices pursuant to the Securities Law of the PRC, the Provisional Implementing Rules on Information Disclosure of Listed Companies of the PRC, and the Listing Rules of the Shanghai Stock Exchange (the "Shanghai Listing Rules"). A revised list reflecting the changes in the type of information which the Company is required to furnish to the Commission is attached hereto as Annex C, and replaces and supersedes in its entirety Annex I to the Company's initial Rule 12g3-2(b) exemption request letter to the Commission dated July 21, 2004.

The revised list sets forth documents that the Company is required to: (i) make public pursuant to the laws of the PRC; (ii) file with the Hong Kong Stock Exchange and the Shanghai Stock Exchange and which are made public by the Hong Kong Stock Exchange and the Shanghai Stock Exchange; or (iii) distribute to its shareholders.

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that such information

and documents shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with the forgoing, please feel free to contact the undersigned in Hong Kong by telephone at +852-2826-8682 or by fax at +852-2522-2280. In my absence, you may contact William Chua (tel: +852-2826-8632; fax: +852-2522-2280) of our Hong Kong office. You may also reach us by calling our Washington, D.C. office at 202-956-7500 and asking to be connected to our respective home or mobile telephone numbers.

Very truly yours,

Ran Yan

(Enclosures)

cc: Jun Yao
(Ping An Insurance (Group) Company of China, Ltd.)

Chun Wei
William Y. Chua
(Sullivan & Cromwell LLP)

List of Documents Published, Filed or Distributed

1. Prospectus for the A Share Offering in the PRC (the "A Share Prospectus"), dated February 2, 2007

2. Summary of the A Share Prospectus, dated February 2, 2007

3. Annexes to the A Share Prospectus, dated February 2, 2007

4. Announcement in the PRC in respect of the preliminary price consultation and arrangement of the A Share Offering, dated February 2, 2007

5. Announcement in the PRC in respect of the timetable of the A Share Offering, dated February 5, 2007

6. Announcement in the PRC in respect of on-the-Net road show of the A Share Offering, dated February 8, 2007

7. Announcement in the PRC in respect of the result of preliminary price consultation and price range of the A Share Offering, dated February 9, 2007

8. Announcement in the PRC in respect of off-the-Net subscription of the A Share Offering, dated February 9, 2007

9. Announcement in the PRC in respect of on-the-Net subscription of the A Share Offering, dated February 9, 2007

10. Announcement in the PRC in respect of result of the pricing, results of the off-the-Net subscription and the results of the on-the-Net subscription of the A Share Offering, dated February 14, 2007

11. Announcement in respect of the results of the on-the-Net subscription of the A Share Offering, dated February 15, 2007

12. Articles of Association of the Company

13. Offering Circular for the A Share Offering, dated February 28, 2007

14. Announcement in the PRC in respect of the A Share Offering, dated February 28, 2007

15. Announcement in the PRC in respect of the first Extraordinary General Meeting in 2007, dated March 2, 2007

16. Announcement in the PRC in respect of materials for the first Extraordinary General Meeting in 2007, dated March 2, 2007

17. Announcement in the PRC in respect of estimated increase in the net profit of the Company for the year ended December 31, 2006, dated March 15, 2007

18. Announcement in the PRC in respect of Ping An Life's application to subscribe for 600 millions shares in China Minsheng Banking Corp., Ltd., dated March 19, 2007

19. PRC Legal opinion in respect of the first Extraordinary General Meeting in 2007, dated March 19, 2007

20. Announcement in the PRC in respect of premium incomes, dated March 20, 2007

21. Announcement in the PRC in respect of resolutions passed at the first Extraordinary General Meeting in 2007, dated March 19, 2007

22. Announcement in the PRC in respect of changes in directorship, dated March 30, 2007

23. Announcement in the PRC in respect of change of the representative of securities matters, dated April 9, 2007

24. Announcement in the PRC in respect of the resolutions passed by the Board of Supervisors meeting, dated April 12, 2007

25. Announcement in respect of explanations regarding the use of capital by the controlling shareholder and other related parties in 2006 and the guarantee provided to the controlling shareholder and its affiliates, dated April 11, 2007

26. Announcement in respect of the resolutions passed by the Board of Directors meeting, dated April 12, 2007

27. Annual report for the year ended December 31, 2006 (A shares)

28. Summary of the annual report for the year ended December 31, 2006 (A shares)

29. Announcement in the PRC in respect of guarantee provided by the Company, dated April 14, 2007

30. Announcement in the PRC in respect of the Annual General Meeting, dated April 19, 2007

31. Announcement in the PRC in respect of materials for the Annual General Meeting, dated April 19, 2007

32. Announcement in the PRC in respect of premium incomes, dated April 20, 2007

33. Announcement in the PRC in respect of the change of sponsor, dated April 24, 2007

34. Announcement in Hong Kong in respect of premium incomes of the subsidiaries of the Company, dated December 20, 2006*

35. Announcement in Hong Kong in respect of premium incomes of the subsidiaries of the Company, dated January 19, 2007*

36. Announcement in Hong Kong in respect of proposed A Share Offering, dated January 26, 2007*

37. Announcement in Hong Kong in respect of continuing connected transactions, dated January 30, 2007*

38. Monthly return on movement of listed equity securities of the Company for the month ended January 31, 2007*

39. Announcement in Hong Kong in respect of the approval of the A Share Offering by the China Securities Regulatory Commission and commencement of price consultation for the A Share Offering, dated February 1, 2007*

40. Announcement in Hong Kong in respect of notice of Extraordinary General Meeting, dated February 2, 2007*

41. Circular in Hong Kong in respect of continuing connected transactions appointment of and emoluments to independent non-executive directors, dated February 2, 2007*

42. Form of proxy for the Extraordinary General Meeting, dated February 2, 2007*

43. Reply Slip for the Extraordinary General Meeting, dated February 2, 2007*

44. Announcement in Hong Kong in respect of determination of indicative price range for the A Share Offering, dated February 8, 2007*

45. Announcement in Hong Kong in respect of determination of offer size and offer price for the A Share Offering, dated February 13, 2007*

46. Announcement in Hong Kong in respect of information concerning premium incomes of the subsidiaries of the Company, dated February 16, 2007*

47. Announcement in Hong Kong in respect of completion of the A Share Offering and acquisition of remaining equity interests in Ping An Bank Limited, dated February 27, 2007*

48. Monthly return on movement of listed equity securities of the Company for the month ended February 28, 2007*

49. Overseas Regulatory Announcement in Hong Kong in respect of estimated increase in the net profit of the Company for the year ended December 31, 2006, dated March 15, 2007*

50. Overseas Regulatory Announcement in Hong Kong in respect of Ping An Life's application to subscribe for 600 millions shares in China Minsheng Banking Corp., Ltd., dated March 19, 2007*

51. Announcement in Hong Kong in respect of premium incomes of the subsidiaries of the Company, dated March 20, 2007*

52. Announcement in Hong Kong in respect of voting results of the Extraordinary General Meeting held on March 19, 2007, dated March 19, 2007*

53. Announcement in Hong Kong in respect of changes in directorship, dated March 30, 2007*

54. Monthly return on movement of listed equity securities of the Company for the month ended March 31, 2007*

55. Announcement in Hong Kong in respect of audited results for the year ended December 31, 2006, dated April 11, 2007*

56. Announcement in Hong Kong in respect of notice of the Annual General Meeting, dated April 19, 2007*

57. Circular in Hong Kong in respect of the general mandate to issue shares, appointment of independent non-executive director, adjustment to director's emolument, amendment to the articles of association and notice of the annual general meeting, dated April 19, 2007*

58. Form of proxy for the Annual General Meeting, dated April 19, 2007*

59. Reply Slip for the Annual General Meeting, dated April 19, 2007*

60. Annual Report for the year ended December 31, 2006 (H shares) *

61. Announcement in Hong Kong in respect of premium incomes of the subsidiaries of the Company, dated April 20, 2007*

Brief Descriptions of Documents for which No English Language Translation, Version or Summary Has Been Prepared

1. The A Share Prospectus, dated February 2, 2007, submitted to the Shanghai Stock Exchange, describing the required disclosures for the A Share Offering, including information with respect to the A shares, the company's business, the financial statements, and biographies of the Company's officers and directors

2. Summary of the A Share Prospectus, dated February 2, 2007, submitted to the Shanghai Stock Exchange, summarizing the information disclosed in the A Share Prospectus

3. Annexes to the A Share Prospectus, dated February 2, 2007, submitted to the Shanghai Stock Exchange, including the letter from the sponsors of the A Share Offering and legal opinion of the Company's PRC counsel, each dated November 27, 2006

   - The letter from the sponsors describes the consent of the sponsors to recommend the A Share Offering and the listing of the A shares of the Company, and to serve as the sponsors of the A Share Offering and the listing of the A shares of the Company

   - The legal opinion of the PRC counsel describes, among others, (i) the approval and due authorization of the Company in respect of the A Share Offering and the listing of the A shares of the Company; (ii) the qualification of the Company for the A Share Offering and the listing of the A shares of the Company; (iii) the due incorporation and independence of the Company; and (iv) the legitimacy of the capital contribution of the founding shareholders and other shareholders, the evolution of the share capital and the legality of the business, corporate governance, operation, taxation and other substantial aspects of the Company

4. Announcement in the PRC in respect of the preliminary price consultation and arrangement of the A Share Offering, dated February 2, 2007, submitted to the Shanghai Stock Exchange, describing the arrangement of

preliminary price consultation and the structure of the A Share Offering

5. Announcement in the PRC in respect of the timetable of the A Share Offering, dated February 5, 2007, submitted to the Shanghai Stock Exchange, providing the timetable of the A Share Offering

6. Announcement in the PRC in respect of on-the-Net road show of the A Share Offering, dated February 8, 2007, submitted to the Shanghai Stock Exchange, announcing the commencement of the on-the-Net road show and describing the basic arrangements for the on-the-Net road show of the A Share Offering

7. Announcement in the PRC in respect of the result of preliminary price consultation and price range of the A Share Offering, dated February 9, 2007, submitted to the Shanghai Stock Exchange, describing the results of the preliminary price consultation and price range for the A Share Offering

8. Announcement in the PRC in respect of the off-the-Net subscription of the A Share Offering, dated February 9, 2007, submitted to the Shanghai Stock Exchange, announcing the arrangement of the off-the-Net subscription of the A Share Offering

9. Announcement in the PRC in respect of the on-the-Net subscription of the A Share Offering, dated February 9, 2007, submitted to the Shanghai Stock Exchange, describing the arrangements the on-the-Net subscription of the A Share Offering

10. Announcement in the PRC in respect of result of the pricing, results of the off-the-Net subscription and the results of the on-the-Net subscription of the A Share Offering, dated February 14, 2007, submitted to the Shanghai Stock Exchange, describing the results of the pricing, results of the off-the-Net subscription and the results of the on-the-Net subscription of the A Share Offering

11. Announcement in respect of the results of the on-the-Net subscription of the A Share Offering, dated February 15, 2007, submitted to the Shanghai Stock Exchange,

describing the results of the on-the-Net subscription of the A Share Offering

12. Articles of Association of the Company, submitted to the Shanghai Stock Exchange

13. Offering Circular for the A Share Offering, dated February 28, 2007, submitted to the Shanghai Stock Exchange

14. Announcement in the PRC in respect of the A Share Offering, dated February 28, 2007, submitted to the Shanghai Stock Exchange, describing the commencement date and other information of the listing of the Company's A shares on the Shanghai Stock Exchange

15. Announcement in the PRC in respect of the first Extraordinary General Meeting in 2007, dated March 2, 2007, submitted to the Shanghai Stock Exchange, announcing information with respect to the first Extraordinary General Meeting in 2007

16. Announcement in the PRC in respect of materials for the first Extraordinary General Meeting in 2007, dated March 2, 2007, submitted to the Shanghai Stock Exchange, describing the information with respect to the first Extraordinary General Meeting

17. Announcement in the PRC in respect of estimated increase in the net profit of the Company for the year ended December 31, 2006, dated March 15, 2007, submitted to the Shanghai Stock Exchange, describing the estimated increase in the net profit of the Company for the year ended December 31, 2006, compared to the year ended December 31, 2005

18. Announcement in the PRC in respect of Ping An Life's application to subscribe for 600 millions shares in China Minsheng Banking Corp., Ltd., dated March 19, 2007, submitted to the Shanghai Stock Exchange, announcing Ping An Life's subscription for 600 million shares in China Minsheng Banking Corp., Ltd.

19. PRC Legal opinion in respect of the first Extraordinary General Meeting in 2007, dated March 19, 2007, submitted

to the Shanghai Stock Exchange, describing that the first Extraordinary General Meeting complied with the PRC laws

20. Announcement in the PRC in respect of premium incomes, dated March 20, 2007, submitted to the Shanghai Stock Exchange, describing the premium incomes of the Company's three subsidiaries during the period from January 1, 2007 to February 28, 2007

21. Announcement in the PRC in respect of resolutions passed at the first Extraordinary General Meeting in 2007, dated March 19, 2007, submitted to the Shanghai Stock Exchange, announcing the resolutions passed at the first Extraordinary General Meeting in 2007

22. Announcement in the PRC in respect of changes in directorship, dated March 30, 2007, submitted to the Shanghai Stock Exchange, announcing the changes of independent non-executive directors of the Company

23. Announcement in the PRC in respect of change of the representative of securities matters, dated April 9, 2007, submitted to the Shanghai Stock Exchange, announcing the change of the representative of securities matters

24. Announcement in the PRC in respect of the resolutions passed by the Board of Supervisors meeting, dated April 12, 2007, submitted to the Shanghai Stock Exchange, describing the resolutions passed by the Board of Supervisors meeting

25. Announcement in respect of explanations regarding the use of capital by the controlling shareholder and other related parties in 2006 and the guarantee provided to the controlling shareholder and its affiliates, dated April 11, 2007, submitted to the Shanghai Stock Exchange, describing the use of capital by the controlling shareholder and other related parties in 2006 and the guarantee provided to the controlling shareholder and its affiliates

26. Announcement in respect of the resolutions passed by the Board of Directors meeting, dated April 12, 2007, submitted to the Shanghai Stock Exchange, announcing the resolutions passed at the Board of Directors meeting

27. Annual report for the year ended December 31, 2006 (A shares), dated April 11, 2007, submitted to the Shanghai Stock Exchange,

28. Summary of the annual report for the year ended December 31, 2006 (A shares), dated April 11, 2007, submitted to the Shanghai Stock Exchange, summarizing the annual report

29. Announcement in the PRC in respect of guarantee provided by the Company, dated April 14, 2007, submitted to the Shanghai Stock Exchange, describing the guarantee provided to the Company's subsidiary, China Ping An Insurance Overseas (Holdings) Limited

30. Announcement in the PRC in respect of the Annual General Meeting, dated April 19, 2007, submitted to the Shanghai Stock Exchange, announcing the information with respect to the Annual General Meeting

31. Announcement in the PRC in respect of materials for the Annual General Meeting, dated April 19, 2007, submitted to the Shanghai Stock Exchange, describing the information with respect to the Annual General Meeting

32. Announcement in the PRC in respect of premium incomes, dated April 20, 2007, submitted to the Shanghai Stock Exchange, describing the premium incomes of the Company's three subsidiaries during the period from January 1, 2007 to March 31, 2007

33. Announcement in the PRC in respect of the change of sponsor, dated April 24, 2007, submitted to the Shanghai Stock Exchange, announcing the change of one of the sponsors

List of Documents Required to Be Published, Filed or Distributed

1. Title: Annual report

   (a) Submission to the Hong Kong Stock Exchange

   Date: not less than 21 days before the date of the Company's annual general meeting and within four months after the end of the fiscal year

   Entity requiring item: the Hong Kong Stock Exchange

   (b) Submission to the Shanghai Stock Exchange

   Date: within four months of the end of each fiscal year

   Entity requiring item: the Shanghai Stock Exchange

2. Title: Interim report

   (a) Submission to the Hong Kong Stock Exchange

   Date: within three months of the end of the first six months of each fiscal year

   Entity requiring item: the Hong Kong Stock Exchange

   (b) Submission to the Shanghai Stock Exchange

   Date: within two months of the end of the first six months of each fiscal year

   Entity requiring item: the Shanghai Stock Exchange

3. Title: Quarterly Report

   Date: within one month after the end of the first three months and nine months of each fiscal year

   Entity requiring item: the Shanghai Stock Exchange

4. Public announcements and other interim reports

   Date: timely as events arise. Such events include but not limited to the following:

- any significant event which may be price sensitive under the Shanghai Listing Rules

- "notifiable transactions" as defined in the Shanghai Listing Rules, including but not limited to asset acquisition, asset disposition, investment, financial assistance, guarantee, lease, donation and debt restructuring transactions that exceed the percentage ratios set out in the Shanghai Listing Rules

- "connected transactions" as defined in the Shanghai Listing Rules that exceed the percentage ratios set out in the Shanghai Listing Rules

- significant arbitration or lawsuit which exceeds the percentage ratios set out in the Shanghai Listing Rules

- use of proceeds from the A Share Offering that is not otherwise disclosed in the A Share Prospectus

- performance forecast or correction of the performance forecast

- publication of preliminary annual report or correction of the preliminary annual report

- profit forecast or correction of the profit forecast

- dividend distribution or transferring capital reserve funds into share capital

- unusual price movement and clarification of rumors

- repurchase of the Company's shares

- other events as provided in the Shanghai Listing Rules that maybe pose significant threat to the Company

- any other significant events as required by the Shanghai Listing Rules

Entity requiring item: the Shanghai Stock Exchange

5. Title: Public announcement regarding public offering pursuant to which securities are also listed on other stock exchanges

   Date: timely announcement

   Entity requiring item: the Hong Kong Stock Exchange

6. Title: Public announcement regarding any private placement which constitutes price sensitive information under the Listing Rules

   Date: timely public announcement

   Entity requiring item: the Hong Kong Stock Exchange

7. Title: Public announcement regarding any stock acquisition rights which constitutes price sensitive information under the Listing Rules

   Date: timely public announcement

   Entity requiring item: the Hong Kong Stock Exchange

8. Title: Public announcement/circular regarding any change of parent company/principal subsidiary which constitutes price sensitive information under the Listing Rules

   Date: timely public announcement/publication of circular

   Entity requiring item: the Hong Kong Stock Exchange

9. Title: Public announcement regarding any change of major shareholder which constitutes price sensitive information under the Listing Rules

   Date: timely public announcement

   Entity requiring item: the Hong Kong Stock Exchange

10. Title: Public announcement regarding any material disaster which constitutes price sensitive information

under the Listing Rules

Date: timely public announcement

Entity requiring item: the Hong Kong Stock Exchange

11. Title: Public announcement regarding any material litigation which constitutes price sensitive information under the Listing Rules

    Date: timely public announcement

    Entity requiring item: the Hong Kong Stock Exchange

12. Title: Public announcement/circular regarding any share exchange which constitutes a notifiable transaction under the Listing Rules

    Date: timely public announcement/ publication of circular

    Entity requiring item: the Hong Kong Stock Exchange

13. Title: Public announcement/circular regarding share transfer which constitutes a notifiable transaction under the Listing Rules

    Date: timely public announcement/ publication of circular

    Entity requiring item: the Hong Kong Stock Exchange

14. Title: Public announcement/circular regarding any corporate split which constitutes a notifiable transaction under the Listing Rules

    Date: timely public announcement/ publication of circular

    Entity requiring item: the Hong Kong Stock Exchange

15. Title: Public announcement/circular regarding any merger which constitutes a notifiable transaction under the Listing Rules

    Date: timely public announcement/ publication of circular

    Entity requiring item: the Hong Kong Stock Exchange

16. Title: Public announcement/circular regarding any

transfer or assignment of business which constitutes a notifiable transaction under the Listing Rules

Date: timely public announcement/publication of circular

Entity requiring item: the Hong Kong Stock Exchange

17. Title: Public announcement regarding any petition for bankruptcy against or in respect of the Company, its holding company or any major subsidiary

    Date: timely public announcement

    Entity requiring item: the Hong Kong Stock Exchange

18. Title: Public announcement regarding uncollectable claims which constitutes price sensitive information under the Listing Rules

    Date: timely public announcement

    Entity requiring item: the Hong Kong Stock Exchange

19. Title: Public announcement regarding any material subsequent event which constitutes price sensitive information under the Listing Rules

    Date: timely public announcement

    Entity requiring item: the Hong Kong Stock Exchange

20. Title: Public announcement regarding unusual price movement or trading volume

    Date: timely public announcement

    Entity requiring item: the Hong Kong Stock Exchange

21. Title: Public announcement regarding any advance to an entity which exceeds the percentage ratios set out in the Listing Rules

    Date: timely public announcement

    Entity requiring item: the Hong Kong Stock Exchange

22. Title: Public announcement regarding any financial

assistance and guarantees to affiliated companies which together in aggregate exceed the percentage ratios set out in the Listing Rules

Date: timely public announcement

Entity requiring item: the Hong Kong Stock Exchange

23. Title: Public announcement regarding any pledge of shares by any controlling shareholder

    Date: timely public announcement

    Entity requiring item: the Hong Kong Stock Exchange

24. Title: Public announcement regarding any loan agreement with covenants relating to specific performance of the controlling shareholder and breach of such obligation will cause a default in respect of loans that are significant to the operations of the Company

    Date: timely public announcement

    Entity requiring item: the Hong Kong Stock Exchange

25. Title: Public announcement regarding any breach of loan agreement that is significant to the operations and that the lender may demand immediate repayment of the loans and has not issued a waiver in respect of the breach

    Date: timely public announcement

    Entity requiring item: the Hong Kong Stock Exchange

26. Title: Public announcement regarding any purchase, sale, drawing or redemption by the Company, or any member of the group, of the Company's listed securities

    Date: timely public announcement

    Entity requiring item: the Hong Kong Stock Exchange

27. Title: Public announcement regarding a lack of genuine open market in the securities of the Company

    Date: timely public announcement

Entity requiring item: the Hong Kong Stock Exchange

28. Title: Public preliminary announcement regarding the Company's results of operation in respect of each fiscal year

    Date: the next business day after approval by or on behalf of the board and in any event not later than four months after the end of the fiscal year

    Entity requiring item: the Hong Kong Stock Exchange

29. Title: Public preliminary announcement in respect of Company's results of operation for the first six months of each fiscal year

    Date: the next business day after approval by or on behalf of the board and in any event not later than three months after the end of that period of six months

    Entity requiring item: the Hong Kong Stock Exchange

30. Title: Public announcement regarding any proposed alteration of memorandum or articles of association or equivalent documents; (b) any changes in the Company's directorate or supervisory committee; (c) any change in the rights attaching to any class of listed securities and any change in the rights attaching to any shares into which any listed debt securities are convertible or exchangeable; (d) any change in the Company's auditors or fiscal year end, the reason(s) for the change and any other matters that need to be brought to the attention of holders of securities of the Company; and (e) any change in the Company's secretary, share registrar (including any change in overseas branch share registrar) or registered address or agent for the service of process in Hong Kong or registered office or registered place of business in Hong Kong

    Date: timely public announcement

    Entity requiring item: the Hong Kong Stock Exchange

31. Title: Public announcement/circular regarding any connected transaction as defined under the Listing Rules

    Date: timely announcement/publication of circular

Entity requiring item: the Hong Kong Stock Exchange

32. Title: Public announcement regarding board meeting at which the declaration, recommendation or payment of a dividend is expected to be decided or at which any announcement of the profits or losses for any year, half year or other period is to be approved for publication

Date: at least 7 clear business days in advance of the date fixed for any board meeting and immediately after approval by or on behalf of the board of any relevant decision

Entity requiring item: the Hong Kong Stock Exchange

33. Title: Monthly return on movement of listed equity securities

Date: within 10 days after month end

Entity requiring item: the Hong Kong Stock Exchange

34. Title: Notice of annual general meeting

Date: 45 days before the annual general meeting

Entity requiring item: the Company, the Hong Kong Stock Exchange and the Shanghai Stock Exchange[3]

---

3 The Company's articles of association require 45 days' advance notice for the annual general meeting of shareholders, while the Hong Kong Listing Rules require 21 days' advance notice and the Shanghai Listing Rules 20 days' advance notice.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

SEC MAIL PROCESSING SECTION
RECEIVED
APR 2 7 2007
WASH. D.C.
210

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from January 1, 2006 to November 30, 2006 were RMB 62,865.48 million and RMB 15,444.58 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, December 20, 2006

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

中国平安
平安·保险 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from January 1, 2006 to December 31, 2006 were RMB 68,988.86 million and RMB 16,862.47 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, January 19, 2007

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 02318)

ANNOUNCEMENT
PROPOSED A SHARE ISSUE

PROPOSED A SHARE ISSUE

Reference is made to the announcements and circular of the Company dated September 26, 2006, October 11, 2006, October 16, 2006 and November 13, 2006. The Company submitted a draft of the Prospectus to the CSRC on January 26, 2007 in connection with its application to proceed with the proposed A Share Issue.

The Prospectus contains consolidated financial information of the Group for the Relevant Periods and will be made available on the CSRC's website after close of trading on the Hong Kong Stock Exchange on January 26, 2007. To ensure the timely release of such financial information in Hong Kong and to enable Shareholders and investors to better understand the material differences between the consolidated financial information of the Group for the Relevant Periods prepared under IFRS (the basis on which the figures in the consolidated financial statements incorporated in the Company's published annual reports for the years ended December 31, 2004, and 2005 were prepared) and those prepared under PRC GAAP, this announcement presents the consolidated financial information of the Group for the Relevant Periods and a reconciliation of the net profit/net assets attributable to equity holders of the Company prepared under IFRS to those prepared under PRC GAAP.

As the proposed A Share Issue is subject to the approvals of the Relevant Governing Authorities, there is no assurance that it will proceed. Investors are advised to exercise caution in dealing in the H Shares. Further details about the A Share Issue will be disclosed by the Company in the newspapers in the PRC when the A Share Issue materialises and all material information of which will be disclosed by the Company in the newspapers in Hong Kong concurrently in accordance with the Listing Rules.

1. PROPOSED A SHARE ISSUE

Reference is made to the Company's announcements dated September 26, 2006, October 11, 2006 and November 13, 2006 and circular to Shareholders dated October 16, 2006 in respect of the proposed A Share Issue. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as in the said circular.

The Company submitted a draft of the Prospectus to the CSRC on January 26, 2007 in connection with its application to proceed with the proposed A Share Issue. The Prospectus will be made available on the CSRC's website after close of trading on the Hong Kong Stock Exchange on January 26, 2007.

The proposed A Share Issue will comprise the allotment and issue of not more than 1.15 billion A Shares to members of the PRC public, i.e. PRC individuals, entities and other institutions having A share accounts with the Shanghai Stock Exchange (except those prohibited under PRC laws and regulations) by way of placing and public offering of new shares and/or such other manner as shall be approved by the Relevant Governing Authorities. The offer price of the proposed A Share Issue will be determined on the basis of market conditions, the condition prevailing in the PRC securities market at the time of the proposed A Share Issue, price consultation as requested by the relevant PRC regulators and in line with market practice and such other ways as may be approved by the CSRC.

As the proposed A Share Issue is subject to the approvals of the Relevant Governing Authorities, there is no assurance that it will proceed. Investors are advised to exercise caution in dealing in the H Shares. Further details about the A Share Issue will be disclosed by the Company in the newspapers in the PRC when the A Share Issue materialises and all material information of which will be disclosed by the Company in the newspapers in Hong Kong concurrently in accordance with the Listing Rules.

2. CONSOLIDATED FINANCIAL INFORMATION FOR THE RELEVANT PERIODS AND RECONCILIATION OF THE NET PROFIT/NET ASSETS OF THE GROUP PREPARED UNDER PRC GAAP TO THE NET PROFIT/NET ASSETS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY PREPARED UNDER IFRS

The Prospectus contains consolidated financial information of the Group for the Relevant Periods. To ensure the timely release of such financial information in Hong Kong and to enable Shareholders and investors to better understand the material differences between the consolidated financial information of the Group for the Relevant Periods prepared under IFRS (the basis on which the figures in the consolidated financial statements incorporated in the Company's published annual reports for the years ended December 31, 2004, and 2005 were prepared) and PRC GAAP, this announcement presents the consolidated financial information of the Group for the Relevant Periods and a reconciliation of the net profit/net assets attributable to equity holders of the Company prepared under IFRS to those prepared under PRC GAAP.

All amounts in this announcement are expressed in millions of RMB.

Consolidated net profit/net assets of the Group for the Relevant Periods under PRC GAAP

	For the nine months ended September 30, 2006	2005	2004	2003
INCOME FROM INSURANCE OPERATIONS				
Premium income	**64,810**	71,609	65,608	67,459
Reinsurance premium income	**25**	15	10	38
Less: Premiums ceded to reinsurers	**(3,420)**	(4,241)	(4,122)	(3,800)
Total income from insurance operations	**61,415**	67,383	61,496	63,697
OPERATING EXPENSES				
Claim expenses	**(7,645)**	(8,222)	(6,561)	(6,032)
Less: Claims recoverable from reinsurers	**1,773**	2,475	1,929	1,737
Subrogation income	**36**	49	44	33
Claims for reinsurance accepted	**(4)**	(4)	(18)	(17)
Payments on death and medical claims	**(813)**	(982)	(829)	(649)
Payments on maturities	**(1,888)**	(3,263)	(2,210)	(2,352)
Payments on annuities	**(1,692)**	(2,447)	(2,705)	(1,821)
Payments on surrenders	**(5,803)**	(6,956)	(4,542)	(4,312)
Expenses for reinsurance accepted	**(2)**	(2)	(4)	(14)
Handling charges	**(1,269)**	(964)	(877)	(843)
Commission expenses	**(4,499)**	(4,962)	(4,374)	(4,819)
Business tax and surcharges	**(1,238)**	(910)	(769)	(564)
Operating expenses	**(6,084)**	(7,032)	(6,098)	(5,606)
Less: Expenses recoverable from reinsurers	**1,255**	1,371	1,376	1,247
Provision for insurance guarantee fund	**(203)**	(209)	(106)	(84)
Total operating expenses	**(28,076)**	(32,058)	(25,744)	(24,096)
CHANGES IN RESERVES				
Provision for outstanding claim reserves	**(5,960)**	(4,928)	(3,874)	(3,102)
Less: Reversal of outstanding claim reserves	**4,928**	3,874	3,102	1,871
Provision for unearned premium reserves	**(8,538)**	(6,241)	(4,869)	(3,833)
Less: Reversal of unearned premium reserves	**6,241**	4,869	3,833	3,681
Provision for long term unearned premium reserves	**(2,478)**	(2,414)	(1,895)	(1,471)
Less: Reversal of long term unearned premium reserves	**2,414**	1,895	1,471	1,170
Provision for policyholders' reserves for life insurance	**(231,683)**	(198,372)	(167,143)	(135,780)
Less: Reversal of policyholders' reserves for life insurance	**198,372**	167,143	135,780	99,628
Provision for long term reserves for health insurance	**(29,942)**	(24,569)	(18,626)	(13,337)
Less: Reversal of long term reserves for health insurance	**24,569**	18,626	13,337	8,829
Total changes in reserves	**(42,077)**	(40,117)	(38,884)	(42,344)

Underwriting loss	**(8,738)**	(4,792)	(3,132)	(2,743)
Add: Other operating profit	**19**	215	170	111
Investment income	**10,894**	5,885	2,986	2,608
Interest income	**2,704**	3,800	3,885	3,720
Income from securities purchased under agreements to resell	**6**	–	41	133
Commission income	**259**	131	143	73
Securities underwriting income	**85**	79	107	28
Income from financial institutions	**106**	83	49	14
Foreign exchange gain/(loss)	**(295)**	(408)	1	–
Less: Interest expenses	**(40)**	(16)	(22)	(19)
Policyholder dividends	**(977)**	(1,064)	(843)	(988)
Expenses of securities sold under agreements to repurchase	**(50)**	(91)	(21)	(224)
Operating profit	**3,973**	3,822	3,364	2,713
Add: Non-operating income	**29**	57	29	27
Less: Non-operating expenses	**(92)**	(123)	(176)	(85)
Profit before tax	**3,910**	3,756	3,217	2,655
Less: Income tax	**(172)**	(388)	(580)	(524)
Profit after tax	**3,738**	3,368	2,637	2,131
Less: Minority interests	**(61)**	(30)	(29)	(25)
Net profit	**3,677**	3,338	2,608	2,106

	As at September 30, 2006	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003
TOTAL ASSETS	**332,893**	288,104	238,967	182,657
TOTAL LIABILITIES	**297,936**	254,915	208,338	167,414
MINORITY INTERESTS	**598**	525	452	361
SHAREHOLDERS' EQUITY	**34,359**	32,664	30,177	14,882

Consolidated financial information of the Group for the nine months ended September 30, 2006 under IFRS

Consolidated income statement under IFRS

	For the nine months ended September 30, 2006
Gross written premiums and policy fees	52,385
Less: Premiums ceded to reinsurers	(3,420)
Net written premiums and policy fees	48,965
Increase in unearned premium reserves, net	(2,463)
Net earned premiums	46,502
Reinsurance commission income	1,255
Net investment income	8,550
Realized gains	3,240
Unrealized gains	1,163
Foreign currency losses	(287)
Other income	805
Total revenue	**61,228**
Change in deferred policy acquisition costs	3,872
Claims and policyholders' benefits	(16,922)
Increase in policyholders' reserves	(30,184)
Changes in fair value of derivative financial liabilities	97
Commission expenses	(5,770)
General and administrative expenses	(6,268)
Provision for insurance guarantee fund	(203)
Total expenses	**(55,378)**
Operating profit	5,850
Income taxes	(452)
Net profit	**5,398**
Attributable to:	
– Equity holders of the parent	5,317
– Minority interests	81
	5,398
	RMB
Earnings per share for net profit attributable to equity holders of the parent – basic	**0.86**

Consolidated balance sheet under IFRS

	As at September 30, 2006
ASSETS	
Investments	
Fixed maturity investments	
Bonds	**176,312**
Term deposits	**64,737**
Policy loans	**1,220**
Securities purchased under agreements to resell	**850**
Loans and advances to customers	**2,295**
Equity investments	
Equity investment funds	**12,462**
Equity securities	**14,960**
Derivative financial assets	**8**
Investment in an associate	**124**
Investment properties	**1,167**
Total investments	**274,135**
Cash and cash equivalents	**29,421**
Due from banks	**105**
Premium receivables	**2,899**
Interest receivables	**1,931**
Policyholder account assets in respect of insurance contracts	**16,804**
Policyholder account assets in respect of investment contracts	**3,412**
Reinsurance assets	**5,267**
Deferred policy acquisition costs	**30,355**
Property, plant and equipment	**3,532**
Construction-in-progress	**612**
Land use rights	**941**
Goodwill	**327**
Statutory deposits	**1,240**
Other assets	**2,269**
Total assets	**373,250**

EQUITY AND LIABILITIES

Equity attributable to equity holders of the parent	
Share capital	6,195
Reserves	23,557
Retained profits	8,619
	38,371
Minority interests	638
Total equity	39,009
Liabilities	
Borrowings	1,034
Customer deposits	3,383
Securities sold under agreements to repurchase	3,271
Premiums received in advance	618
Commission payable	711
Due to reinsurers	753
Dividends payable to shareholders	86
Income tax payable	554
Insurance guarantee fund	115
Policyholder dividend payable and provisions	3,688
Insurance contract liabilities	
Policyholders' reserves	254,698
Policyholder contract deposits	18,071
Policyholder account liabilities in respect of insurance contracts	16,804
Unearned premium reserves	13,737
Claim reserves	6,735
Annuity and other insurance payable balance	2,514
Investment contract liabilities	
Policyholder account liabilities in respect of investment contracts	3,412
Investment contract reserves	204
Derivative financial liabilities	162
Deferred income tax liabilities	633
Other liabilities	3,058
Total liabilities	334,241
Total equity and liabilities	373,250

Consolidated statement of changes in equity under IFRS

	Equity attributable to equity holders of the parent									
		Reserves								
	Share capital	Capital reserve	Revenue reserve fund	Common welfare fund	General reserve	Net unrealized gains/ (losses)	Foreign currency translation differences	Retained profits	Minority interests	Total
As at January 1, 2006	6,195	14,835	4,743	783	430	715	(13)	5,308	526	33,522
Net profit for the nine months ended September 30, 2006	-	-	-	-	-	-	-	5,317	81	5,398
Net gains on available-for-sale investments	-	-	-	-	-	3,936	-	-	39	3,975
Net gains on available-for-sale investments removed from equity and reported in net profit	-	-	-	-	-	(1,524)	-	-	(15)	(1,539)
Deferred tax recognized, net	-	-	-	-	-	(361)	-	-	(3)	(364)
Dividends declared	-	-	-	-	-	-	-	(1,982)	-	(1,982)
Transfer to revenue reserve fund	-	-	783	(783)	-	-	-	-	-	-
Increase in equity interests in subsidiaries	-	-	-	-	-	-	-	-	62	62
Increase in general reserve	-	-	-	-	24	-	-	(24)	-	-
Currency translation adjustments	-	-	-	-	-	-	(11)	-	(2)	(13)
Dividends declared by subsidiaries	-	-	-	-	-	-	-	-	(50)	(50)
As at September 30, 2006	6,195	14,835	5,526	-	454	2,766	(24)	8,619	638	39,009

Consolidated cash flow statement under IFRS

	For the nine months ended September 30, 2006
Net cash from operating activities	**31,350**
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property, plant and equipment, investment properties, construction-in-progress, and land use rights	**(1,122)**
Proceeds from disposal of property, plant and equipment and investment properties	**186**
Proceeds from sales in securities sold under agreements to repurchase	**(3,824)**
Purchases of investments, net	**(24,448)**
Term deposits placed, net	**4,222**
Interest expenses paid on securities sold under agreements to repurchase	**(47)**
Interest received	**5,340**
Dividends received	**1,240**
Rentals received	**87**
Net cash used in investing activities	**(18,366)**
CASH FLOWS FROM FINANCING ACTIVITIES	
Net increase in borrowings	**1,034**
Capital injected into subsidiaries by minority interests	**76**
Dividends paid	**(2,022)**
Net cash used in financing activities	**(912)**
Net increase in cash and cash equivalents	**12,072**
Net foreign exchange differences	**(287)**
Cash and cash equivalents at beginning of period	**17,636**
Cash and cash equivalents at end of period	**29,421**

Reconciliation of the net profit/net assets of the Group prepared under PRC GAAP and IFRS

The major GAAP differences between the financial statements prepared under PRC GAAP and the financial statements prepared under IFRS are as follows:

Net profit attributable to equity holders of the parent*	Notes	For the nine months ended September 30, 2006	2005	2004	2003
As reported in the financial statements prepared under PRC GAAP		**3,677**	3,338	2,608	2,106
Claim reserves	*(i)*	**(31)**	(440)	(536)	(288)
Unearned premium reserves	*(ii)*	**(102)**	310	269	(32)
Policyholders' reserves	*(iii)*	**(3,161)**	(3,006)	(1,622)	(2,347)
Deferred policy acquisition costs	*(iv)*	**3,872**	3,830	2,261	2,885
Fair value adjustments on investments	*(v)*	**1,269**	360	18	61
Deferred tax	*(vi)*	**(280)**	(159)	(19)	39
Minority interests and others		**73**	(7)	137	(104)
As reported in the financial statements prepared under IFRS		**5,317**	4,226	3,116	2,320

Equity attributable to equity holders of the parent*	Notes	September 30, 2006	December 31, 2005	December 31, 2004	December 31, 2003
As reported in the financial statements prepared under PRC GAAP		**34,359**	32,664	30,177	14,882
Claim reserves	*(i)*	**(1,581)**	(1,550)	(1,110)	(574)
Unearned premium reserves	*(ii)*	**–**	102	(208)	(477)
Policyholders' reserves	*(iii)*	**(29,953)**	(25,816)	(22,599)	(20,977)
Deferred policy acquisition costs	*(iv)*	**30,355**	26,428	22,622	20,361
Fair value adjustments on investments	*(v)*	**6,066**	1,440	(883)	(312)
Deferred tax	*(vi)*	**(713)**	(69)	350	282
Minority interests and others		**(162)**	(203)	(152)	(233)
As reported in the financial statements prepared under IFRS		**38,371**	32,996	28,197	12,952

* *Net profit attributable to equity holders of the parent is called "Net Profit" in the PRC GAAP financial statements. Equity attributable to equity holders of the parent is called "Shareholders' Equity" in the PRC GAAP financial statements.*

Notes:

(i) For PRC GAAP reporting purposes, claim reserves comprise reserves for claims incurred and reported and for claims incurred but not yet reported ("IBNR"), and IBNR is estimated at 4% of gross claims paid for the year. However, IBNR of health insurance is provided for using best estimates, which is the higher of actuarial results using either the Chain-ladder method or Bornhuetter-Ferguson method, in accordance with the Health Insurance Management Regulation (Bao Jian Hui Ling [2006] No. 8) effective on September 1, 2006. For IFRS reporting purposes, all IBNR is provided using actuarial methods.

(ii) For PRC GAAP reporting purposes, unearned premium reserves ("UPR") of life insurance should not be less than 50% of retained premium for the period; prior to 2005, long term UPR of property and casualty insurance (UPR for property and casualty insurance policies more than 1 year) is estimated based on the accumulated premiums after deduction of related expenses. For IFRS reporting purposes, all UPR is provided using actuarial methods (1/365 method).

(iii) For PRC GAAP reporting purposes, policyholders' reserves are calculated in accordance with actuarial regulations issued by CIRC. For IFRS reporting purposes, policyholders' reserves are calculated in accordance with IFRS 4 "Insurance Contracts" and by reference to specific accounting principles generally accepted in the United States of America ("US GAAP").

(iv) For PRC GAAP reporting purposes, the costs of acquiring new business, which comprise commission and handling fees and other related costs are expensed upon occurrence. For IFRS reporting purposes, the costs of acquiring new business are deferred and amortized over the expected life of the contracts in accordance with IFRS 4 "Insurance Contracts" and by reference to US GAAP.

(v) For PRC GAAP reporting purposes, investments are classified into short-term investments and long-term investments based on their liquidity and expected holding period. Short-term investments are measured at the lower of cost and market value while long-term investments are measured at the lower of cost and recoverable amount.

In accordance with IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement", investments are mainly classified into four categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity financial assets and available-for-sale financial assets. Available-for-sale financial assets and financial assets at fair value through profit or loss are measured at fair value. Held-to-maturity financial assets and loans and receivables are measured at amortized cost. Unrealized gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are recognized in the income statement in the period in which they arise. Unrealized gains or losses arising from changes in the fair value of available-for-sale financial assets are recognized in equity. When available-for-sale financial assets are sold or impaired, the accumulated fair value adjustments previously recognized in equity are recognized in the income statement as realized gains or losses.

(vi) In accordance with IAS 12 "Income Taxes", GAAP differences in respect of (i) to (v) above mainly represent temporary differences. Therefore, deferred tax assets are recognized based on the such differences using tax rates expected to apply to taxable income in the year in which those differences are recovered or settled.

Embedded value

In order to provide investors with an additional tool to understand our economic value and business performance results, the Group has disclosed information regarding embedded value. The embedded value represents the shareholders' adjusted net asset value plus the value of the Group's in-force life insurance business adjusted for the cost of regulatory solvency margin deployed to support this business. The embedded value excludes the value of future new business sales. The company's actuaries have performed detailed calculations to derive the components of the embedded value. Watson Wyatt Consultancy (Shanghai) Ltd., an independent actuarial consulting firm has reviewed and checked our methodology, assumptions and results.

Components of economic value

	As at September 30, 2006	As at December 31, 2005
Adjusted net asset value	**37,663**	33,072
Value of in-force insurance business written prior to June 1999	**(21,263)**	(18,089)
Value of in-force insurance business written since June 1999	**44,723**	38,537
Cost of holding the required solvency margin	**(5,677)**	(5,157)
Embedded value	**55,446**	48,363
Value of one year's new business	**5,471**	5,148
Cost of holding the required solvency margin	**(548)**	(609)
Value of one year's new business after costs of solvency	**4,922**	4,539

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Group"	the Company and its subsidiaries
"IFRS"	International Financial Reporting Standards
"PRC GAAP"	the Accounting Standards for Business Enterprises, the Accounting System for Financial Institutions issued by the Ministry of Finance, and other relevant accounting regulations as promulgated in the PRC
"Prospectus"	the prospectus to be issued by the Company in relation to the proposed A Share Issue, a draft of which will be available on the CSRC's website after close of trading on the Hong Kong Stock Exchange on January 26, 2007
"Relevant Periods"	the three years ended December 31, 2005 and the nine months ended September 30, 2006

By order of the Board
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, January 26, 2007

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

"Please also refer to the published version of this announcement in the South China Morning Post"

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTIONS

In the ordinary and usual course of the business of the Group, it maintains bank balances with HSBC, ICBC and ICBC (Asia) and Ping An Bank on normal commercial terms. As each of HSBC, ICBC and ICBC (Asia) and Ping An Bank is a connected person of the Company as defined under Rule 14A.11 of the Listing Rules, the Group's deposits with each of the banks constitute continuing connected transactions of the Company which are subject to reporting and announcement requirements set out under Rules 14A.45 to 14A.47 of the Listing Rules and are required to be approved by the Independent Shareholders in accordance with the requirements set out under Rule 14A.48. The Company was granted various waivers from strict compliance with the relevant provisions of the Listing Rules by the Stock Exchange with respect to the bank balances with HSBC and ICBC and ICBC (Asia). The waivers expired on January 1, 2007 and the Group must comply with the relevant provisions of the Listing Rules in order to continue with each of these continuing connected transactions with HSBC, ICBC and ICBC (Asia) and Ping An Bank.

On January 30, 2007, the Board approved the continuing connected transactions as set out in this announcement and the annual caps for each of the three years ending December 31, 2007, 2008 and 2009. The Company will seek Independent Shareholders' approval for each of the Non-exempt Continuing Connected Transactions and their respective proposed annual cap for each of the three years ending December 31, 2007, 2008 and 2009 by way of separate resolutions in accordance with the Listing Rules.

A circular containing, among other things, (i) details of the Non-exempt Continuing Connected Transactions; (ii) a letter from an independent financial adviser to the Independent Board Committee and the Independent Shareholders containing its advice on the Non-exempt Continuing Connected Transactions; and (iii) the recommendation of the Independent Board Committee in respect of the Non-exempt Continuing Connected Transactions, will be dispatched to shareholders in accordance with the Listing Rules as soon as practicable.

INTRODUCTION

In the ordinary and usual course of the business of the Group, it maintains bank balances with HSBC, ICBC and ICBC (Asia) and Ping An Bank on normal commercial terms. As each of HSBC, ICBC and ICBC (Asia) and Ping An Bank is a connected person of the Company as defined under Rule 14A.11 of the Listing Rules, the Group's deposits with each of the banks constitute continuing connected transactions of the Company which are subject to reporting and announcement requirements set out under Rules 14A.45 to 14A.47 of the Listing Rules and are required to be approved by the Independent Shareholders in accordance with the requirements set out under Rule 14A.48. The Company was granted various waivers from strict compliance with the relevant provisions of the Listing Rules by the Stock Exchange with respect to the bank balances with HSBC and ICBC and ICBC (Asia). The waivers expired on January 1, 2007 and the Group must comply with the relevant provisions of the Listing Rules in order to continue with each of these continuing connected transactions with HSBC, ICBC and ICBC (Asia) and Ping An Bank.

On January 30, 2007, the Board approved the continuing connected transactions as set out in this announcement and the relevant annual caps for each of the three years ending December 31, 2007, 2008 and 2009. The Company will seek Independent Shareholders' approval for each of the Non-exempt Continuing Connected Transactions and their respective proposed annual cap for each of the three years ending December 31, 2007, 2008 and 2009 by way of separate resolutions in accordance with the Listing Rules.

BANK DEPOSITS ARRANGEMENTS WITH HSBC

Details and reasons for the transaction:

The Group maintains bank balances with HSBC on normal commercial terms in the ordinary course of business. The relevant banking documents executed by the Group with HSBC do not provide for the bank accounts with HSBC to be maintained for any fixed period of time. Interests are accrued on such bank balances at prevailing market rates. The Directors consider that it is in the interest of the Group to continue the bank deposits arrangements with HSBC.

Historical amounts and proposed caps:

As at December 31, 2004 and December 31, 2005, the aggregate bank balances maintained by the Group with HSBC were approximately USD361 million and USD29 million respectively. Pursuant to the waiver granted by the Stock Exchange, the cap on the bank deposits between the Group and HSBC for the three years ended December 31, 2006 was a maximum balance of USD2,336 million on any given day.

It is expected that for the three years ending December 31, 2009, the maximum bank balance maintained by the Group with HSBC on any given day will not exceed USD2,336 million on any given day.

The Directors have taken into consideration the historical figures mentioned above and its counterparty limits for banks with which the Group places deposits in determining the above cap and considered that the cap is fair and reasonable.

BANK DEPOSITS ARRANGEMENTS WITH ICBC AND ITS ASSOCIATE

Details and reasons for the transaction:

The Group maintains bank balances with ICBC and ICBC (Asia) on normal commercial terms in the ordinary course of business. The relevant banking documents executed by the Group with ICBC and ICBC (Asia) do not provide for the bank accounts with ICBC and ICBC (Asia) to be maintained for any fixed period of time. Interests are accrued on such bank balances at prevailing market rates. The Directors consider that it is in the interest of the Group to continue the bank deposits arrangements with ICBC and ICBC (Asia).

Historical amounts and proposed caps:

As at December 31, 2004 and December 31, 2005, the aggregate bank balances maintained by the Group with ICBC and ICBC (Asia) totaled approximately RMB10,057 million and RMB10,141 million respectively. Pursuant to the waiver granted by the Stock Exchange, the cap on the bank deposits between the Group and ICBC and ICBC (Asia) for the three years ended December 31, 2006 was a maximum balance of RMB24,900 million on any given day.

It is expected that for the three years ending December 31, 2009, the maximum bank balance maintained by the Group with ICBC and ICBC (Asia) on any given day will not exceed RMB24,900 million on any given day.

The Directors have taken into consideration the historical figures mentioned above and its counterparty limits for banks with which the Group places deposits in determining the above cap and considered that the cap is fair and reasonable.

BANK DEPOSITS ARRANGEMENTS WITH PING AN BANK

Details and reasons for the transaction:

The Group maintains bank balances with Ping An Bank on normal commercial terms in the ordinary course of business. The relevant banking documents executed by the Group with Ping An Bank do not provide for the bank accounts with Ping An Bank to be maintained for any fixed period of time. Interests are accrued on such bank balances at prevailing market rates. The Directors consider that it is in the interest of the Group to continue the bank deposits arrangements with Ping An Bank.

Historical amounts and proposed caps:

As at December 31, 2004 and December 31, 2005, the aggregate bank balances maintained by the Group with Ping An Bank were approximately RMB83 million and RMB520 million respectively.

It is expected that for the three years ending December 31, 2009, the maximum bank balance maintained by the Group with Ping An Bank on any given day will not exceed RMB20,000 million on any given day.

The Directors have taken into consideration the historical daily aggregate deposits maintained by the Group with Ping An Bank, the recent extension of Ping An Bank's banking business licence by the China Banking Regulatory Commission in June 2006 to include the provision of Renminbi services to corporate customers and any possible increase in the cash inflows of the Group in determining the above cap and considered that the cap is fair and reasonable.

LISTING RULES IMPLICATIONS

HSBC Insurance Holdings Limited is a wholly-owned subsidiary of HSBC Holdings plc and its interest in 618,886,334 shares of the Company is deemed to be the interest of HSBC Holdings plc. In addition, HSBC CCF Financial Products (France) SNC, a wholly owned subsidiary of CCF S.A. which is in turn 99% held by HSBC Bank plc., has a direct interest in 884,775 shares in the Company, which is also deemed to be the interest of HSBC Holdings plc. As HSBC is an indirect subsidiary of HSBC Holdings plc, HSBC is therefore a connected person of the Company under Rule 14A.11(4) of the Listing Rules.

ICBC is a promoter of the Company and thus a connected person of the Company under Rule 14A.11(3). Further, as ICBC (Asia), a non-wholly owned subsidiary of ICBC, is a substantial shareholder of China Ping An Insurance (Hong Kong) Company Limited, a 75% owned subsidiary of the Company, both ICBC (Asia) and ICBC are connected persons of the Company under Rule 14A.11(5).

Ping An Bank is a 72.91% owned subsidiary of the Company. Since HSBC is a substantial shareholder of Ping An Bank holding 27% of its registered capital, Ping An Bank is thus a connected person of the Company under Rule 14A.11(5).

The Non-exempt Continuing Connected Transactions fall under Rule 14A.35 of the Listing Rules and are subject to reporting and announcement requirements set out under Rules 14A.45 to 14A.47 of the Listing Rules and are required to be approved by the Independent Shareholders in accordance with the requirements set out under rules 14A.48.

Due to the nature of general bank deposits arrangements and normal banking business practice, the bank accounts documentation does not provide for the bank accounts to be maintained for a fixed period of time not exceeding three years. Nevertheless, the bank accounts documentation does provide that the bank accounts can be terminated by giving a certain number of days' notice, meaning that the period of the bank deposits arrangements is not indefinite and can be terminated with notice. In this respect, the Company's sponsors in respect of the Company's application for listing on the Stock Exchange also gave their view at the time of the Company's listing and in obtaining the previous waivers that the arrangements with HSBC and ICBC were normal arrangements. Reference is made to pages 159 and 161 of the prospectus of the Company dated June 14, 2004.

The Board (including the independent non-executive directors of the Company) considers that the Non-exempt Continuing Connected Transactions have been conducted on normal commercial terms and were entered into on a continuing and regular basis and in the ordinary and usual course of business of the Company, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the annual caps for the three years ending December 31, 2009 for the Non-exempt Continuing Connected Transactions are fair and reasonable.

A circular containing, among other things, (i) details of the Non-exempt Continuing Connected Transactions; (ii) a letter from an independent financial adviser to the Independent Board Committee and the Independent Shareholders containing its advice on the Non-exempt Continuing Connected Transactions; and (iii) the recommendation of the Independent Board Committee in respect of the Non-exempt Continuing Connected Transactions, will be despatched to shareholders in accordance with the Listing Rules as soon as practicable.

INFORMATION RELATING TO THE PARTIES

The Company together with its subsidiaries is an insurance and financial services group in the PRC with the ability to provide multiple insurance and financial services and products to corporate and retail customers.

HSBC is one of the largest banking and financial services organizations in the world.

ICBC is a commercial bank approved by the China Banking Regulatory Commission and engaged in the provision of a broad range of financial products and services to corporate and retail customers.

ICBC (Asia) is a full licenced bank incorporated in Hong Kong and principally engaged in banking, financial and other financial related services, whose shares are listed on the Stock Exchange.

Ping An Bank is primarily engaged in the foreign currency commercial banking and corporate Renminbi banking business in the PRC as approved by the China Banking Regulatory Commission.

DEFINITIONS

"Board"	the board of directors of the Company
"Company"	Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company established in the PRC, the H shares of which are listed on the Stock Exchange
"Group"	the Company and its subsidiaries
"HSBC"	The Hongkong and Shanghai Banking Corporation Limited
"ICBC"	Industrial and Commercial Bank of China Limited
"ICBC (Asia)"	Industrial and Commercial Bank of China (Asia) Limited
"Independent Board Committee"	the independent board committee of the Board convened for the purposes of considering and advising the Independent Shareholders on the Non-exempt Continuing Connected Transactions
"Independent Shareholders"	the independent shareholders of the Company
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Non-exempt Continuing Connected Transactions"	the bank deposits arrangements with HSBC, ICBC, ICBC (Asia) and Ping An Bank
"Ping An Bank"	Ping An Bank Limited, a 72.91% owned subsidiary of the Company established in the PRC
"PRC"	The People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"USD"	United States dollars, the lawful currency of the United States of America

By order of the Board
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, January 30, 2007

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

"Please also refer to the published version of this announcement in the South China Morning Post"

FORM I

Ping An Insurance (Group) Company of China, Ltd.
Monthly Return on Movement of Listed Equity Securities
For the month ended 31 January 2007

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited
cc : Ping An Insurance (Group) Company of China, Ltd. – Yao Jun (by email)
Natalia Seng, Joint Company Secretaries (by fax 2262 7878)

From : Computershare Hong Kong Investor Services Limited
(Name of Company)

Pamela Chung (Senior Vice President - Client Services) Tel No.: 2862 8512
(Name of Responsible Official)

Date : 1 February 2007

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

1. Ordinary shares:
2. Preference shares:
3. Other classes of shares: ✓ please specify: H shares
4. Warrants: please specify:

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (RMB)	Authorised Share Capital (RMB)
Balance at close of preceding month:	N/A		
Increase/(Decrease): (EGM approval date:)	–		
Balance at close of the month:	N/A		

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	2,558,643,698	–	–
Increase/(Decrease) during the month:	–	–	–
Balance at close of the month:	2,558,643,698	–	–

(D) Details of Movement:

*please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. ________ *Exercise price: HK$* ________ 2. ________ *Exercise price: HK$* ________						Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ *Subscription price: HK$* ________ 2. ________ *Subscription price: HK$* ________						Nil
CONVERTIBLES* Class	Units	Converted (Units)			Units	
________ *Convertible price: HK$* ________						Nil
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: Nil

Remarks:

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised Signatory

Name: Pamela Chung
Title: Senior Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2318)

ANNOUNCEMENT
(1) CSRC Approval of A Share Issue
(2) Commencement of Price Consultation for A Share Issue

SUMMARY

The CSRC has on February 1, 2007 approved the application of the Company to proceed with the A Share Issue. The A Share Issue will comprise the allotment and issue of not more than 1.15 billion A Shares.

As required by the relevant PRC regulations, the joint lead underwriters for the A Share Issue will conduct preliminary price consultation among qualified institutions which meet the requirements of the laws of PRC from February 2, 2007 to February 7, 2007 in the PRC.

The A Share Prospectus and the related appendices will be published on the website of the Shanghai Stock Exchange on February 2, 2007 and a summary of the A Share Prospectus will be published in several PRC newspapers on the same day.

Reference is made to the Company's announcements dated September 26, 2006, October 11, 2006, November 13, 2006 and January 26, 2007 and circular to Shareholders dated October 16, 2006 in respect of the A Share Issue. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as in the said circular.

The CSRC has on February 1, 2007 approved the application of the Company to proceed with the A Share Issue. The A Share Issue will comprise the allotment and issue of not more than 1.15 billion A Shares to institutional and public investors in the PRC.

As required by the relevant PRC regulations, the joint lead underwriters for the A Share Issue will conduct preliminary price consultation among qualified institutions which meet the requirements of the laws of PRC from February 2, 2007 to February 7, 2007 in the PRC to determine the offer price range. The Company and the joint lead underwriters will, after conducting the book-building process, determine the exact number of A Shares to be issued and the offer price in accordance with indicative demand for the A Shares and the Company's funding needs. The Company will issue an announcement once the final A Share Issue size and the offer price have been determined.

The A Share Prospectus and the related appendices will be published on the website of the Shanghai Stock Exchange (http://www.sse.com.cn) on February 2, 2007 and a summary of the A Share Prospectus will be published in several PRC newspapers including the China Securities Journal, Shanghai Securities News, Securities Times and Securities Daily on the same day.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"A Share Prospectus"	the prospectus to be issued by the Company in relation to the A Share Issue

By order of the Board
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, February 1, 2007

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

"Please also refer to the published version of this announcement in the South China Morning Post"

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Ping An Insurance (Group) Company of China, Ltd. (the "Company") will be held at 10:00 a.m. on Monday, March 19, 2007 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC for the purposes of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1. "**THAT**

(a) the bank deposits arrangements between the Company and its subsidiaries and The Hongkong and Shanghai Banking Corporation Limited as referred to in the circular (the "Circular") of the Company despatched to the Shareholders of the Company together with this notice and the proposed annual cap for the said bank deposits arrangements in the amount of USD2,336 million on any given day for each of the three years ending December 31, 2009 be and are hereby approved;

(b) the board of directors of the Company be and is hereby authorised to do all such acts and things and execute such documents and take all steps which in its opinion may be necessary, desirable or expedient in relation to the said bank deposits arrangements."

2. "**THAT**

(a) the bank deposits arrangements between the Company and its subsidiaries and Industrial and Commercial Bank of China Limited and Industrial and Commercial Bank of China (Asia) Limited as referred to in the Circular and the proposed annual cap for the said bank deposits arrangements in the amount of RMB24,900 million on any given day for each of the three years ending December 31, 2009 be and are hereby approved;

(b) the board of directors of the Company be and is hereby authorised to do all such acts and things and execute such documents and take all steps which in its opinion may be necessary, desirable or expedient in relation to the said bank deposits arrangements."

3. "**THAT**

(a) the bank deposits arrangements between the Company and its subsidiaries and Ping An Bank Limited as referred to in the Circular and the proposed annual cap for the said bank deposits arrangements in the amount of RMB20,000 million on any given day for each of the three years ending December 31, 2009 be and are hereby approved;

(b) the board of directors of the Company be and is hereby authorised to do all such acts and things and execute such documents and take all steps which in its opinion may be necessary, desirable or expedient in relation to the said bank deposits arrangements."

4. To consider and approve the appointment of Mr. Wang Zhongfu as an independent non-executive director of the Company with immediate effect to hold office until the expiration of the term of the current board of directors.

5. To consider and approve the appointment of Mr. Zhang Hongyi as an independent non-executive director of the Company with immediate effect to hold office until the expiration of the term of the current board of directors.

6. To consider and approve the appointment of Mr. Chen Su as an independent non-executive director of the Company with immediate effect to hold office until the expiration of the term of the current board of directors.

7. To consider and approve the annual directors' fee of RMB200,000 for each of the domestic independent non-executive directors of the Company.

By order of the Board of Directors
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC
February 2, 2007

As at the date of this notice, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors of the Company are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

Notes:

1. In order to determine the list of Shareholders who are entitled to attend the EGM, the registers of members will be closed from Saturday, February 17, 2007 to Monday, March 19, 2007, both days inclusive, during which period no transfer of shares will be effected. Holders of the Company's H shares and domestic shares whose names appear on the registers of members on Monday, March 19, 2007 are entitled to attend the meeting. In order to attend and vote at the meeting, holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited at or before 4:00 p.m. on Friday, February 16, 2007. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

2. A Shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote in his stead. A proxy need not be a Shareholder.

3. The instrument appointing a proxy must be in writing under the hand of a Shareholder or his attorney duly authorised in writing. If the Shareholder is a corporation, that instrument must be either under its common seal or under the hand of its director(s) or duly authorised attorney(s). If that instrument is signed by an attorney of the Shareholder, the power of attorney authorising that attorney to sign or other authorisation document must be notarized.

4. In order to be valid, the form of proxy together with the power of attorney or other authorisation document (if any) must be deposited with the Secretariat of the Board of Directors of the Company for holders of domestic shares and with the H share registrar of the Company for holders of H shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a Shareholder from attending and voting in person at the meeting if he so wishes. The H share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

5. Shareholders who intend to attend the meeting in person or by proxy should return the reply slip to the Company's principal place of business in the PRC or Hong Kong on or before Tuesday, February 27, 2007 by hand, by post or by fax. The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029). The contact persons are LIU Cheng (Tel: (86 755) 2262 2101) and WANG Xiaoli (Tel: (86 755) 2262 2828). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

6. Shareholders (in person or by proxy) attending the meeting are responsible for their own transportation and accommodation expenses. Shareholders or their proxies attending the meeting shall produce their identity documents.

"Please also refer to the published version of this announcement in the South China Morning Post"

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Ping An Insurance (Group) Company of China, Ltd., you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

CONTINUING CONNECTED TRANSACTIONS

APPOINTMENT OF AND EMOLUMENTS TO INDEPENDENT NON-EXECUTIVE DIRECTORS

Independent financial adviser to the independent board committee and the Independent Shareholders

SOMERLEY LIMITED

A letter from the Board of Directors of Ping An Insurance (Group) Company of China, Ltd. (the "Company") is set out on pages 3 to 12 of this circular. A letter from the independent board committee of the Company is set out on pages 13 to 14 of this circular. A letter from Somerley Limited containing its advice to the independent board committee and the independent shareholders of the Company is set out on pages 15 to 22 of this circular.

A notice convening the Extraordinary General Meeting to be held at 10:00 a.m. on Monday, March 19, 2007 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC is set out on pages 29 to 31 of this circular.

A form of proxy for use at the Extraordinary General Meeting is enclosed and is also published on the website of the Stock Exchange (www.hkex.com.hk). Whether or not you intend to attend the Extraordinary General Meeting, you are requested to complete and return (i) the enclosed reply slip in accordance with the instructions printed thereon not later than Tuesday, February 27, 2007 and (ii) the enclosed form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the Extraordinary General Meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending the Extraordinary General Meeting and voting in person if you so wish.

February 2, 2007

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings respectively:

"A Share Issue"	the proposed issue of not more than 1.15 billion A shares by way of placing and public offering of new shares and/or such other manner as shall be approved by the relevant governing authorities, which are proposed to be listed on the Shanghai Stock Exchange
"AGM"	the annual general meeting of the Company held on May 25, 2006
"Announcement"	the announcement dated January 30, 2007 issued by the Company
"Articles"	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time
"Board"	the board of Directors
"Company"	Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company established in the PRC, the H shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Domestic Shares"	the ordinary shares of RMB1.00 each issued by the Company, which are subscribed for or credited as fully paid up in Renminbi
"EGM"	the extraordinary general meeting of the Shareholders to approve the Non-exempt Continuing Connected Transactions and the proposed appointments of independent non-executive Directors
"Group"	the Company and its subsidiaries
"H Shares"	overseas listed foreign shares of RMB1.00 each in the share capital of the Company which are listed on the Stock Exchange and subscribed for and traded in Hong Kong dollars
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HSBC"	The Hongkong and Shanghai Banking Corporation Limited

"IBC"	the independent board committee of the Directors convened for the purpose of advising Independent Shareholders in respect of the Non-exempt Continuing Connected Transactions
"ICBC"	Industrial and Commercial Bank of China Limited
"ICBC (Asia)"	Industrial and Commercial Bank of China (Asia) Limited
"IFA"	Somerley Limited, the independent financial adviser to the IBC and the Independent Shareholders, and a corporation licensed in Hong Kong to conduct type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO
"Independent Shareholders"	the independent shareholders of the Company
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"LPD"	January 30, 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular
"Non-exempt Continuing Connected Transactions"	the bank deposits arrangements with HSBC, ICBC, ICBC (Asia) and Ping An Bank
"Ping An Bank"	Ping An Bank Limited, a 72.91% owned subsidiary of the Company established in the PRC
"PRC"	The People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the laws of Hong Kong
"Shareholders"	holders of shares in the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"USD"	United States dollars, the lawful currency of the United States of America

中国平安
保险·银行 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Executive Directors:
Ma Mingzhe
Sun Jianyi
Cheung Chi Yan Louis

Non-executive Directors:
Huang Jianping
Lin Yu Fen
Cheung Lee Wah
Anthony Philip HOPE
Dou Wenwei
Fan Gang
Lin Lijun
Shi Yuxin
Hu Aimin
Chen Hongbo
Wong Tung Shun Peter
Ng Sing Yip

Independent non-executive Directors:
Bao Youde
Kwong Che Keung Gordon
Cheung Wing Yui
Chow Wing Kin Anthony

Registered office:
Ping An Building
Ba Gua No. 3 Road
Shenzhen, PRC

Principal place of business in Hong Kong:
11th Floor
Dah Sing Financial Center
108 Gloucester Road
Wan Chai
Hong Kong

February 2, 2007

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

APPOINTMENT OF AND EMOLUMENTS TO INDEPENDENT NON-EXECUTIVE DIRECTORS

(i) INTRODUCTION

Reference is made to the Announcement in relation to the bank deposits by the Group with HSBC, ICBC and ICBC (Asia) and Ping An Bank, each of which constitutes a continuing connected transaction of the Company under the Listing Rules and is subject to reporting, announcement and Independent Shareholders' approval requirements as set out in Rules 14A.45 to 14A.48 of the Listing Rules.

The purpose of this circular is (i) to provide you with more information relating to the Non-exempt Continuing Connected Transactions; (ii) to set out the opinions and recommendations of the IBC and the IFA relating to the Non-exempt Continuing Connected Transactions; (iii) to provide you with information in relation to the proposed appointment of and emolument to independent non-executive Directors; and (iv) to give you the notice of EGM.

(ii) BACKGROUND OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

In the ordinary and usual course of the business of the Group, it maintains bank balances with HSBC, ICBC and ICBC (Asia) and Ping An Bank on normal commercial terms. As each of HSBC, ICBC and ICBC (Asia) and Ping An Bank is a connected person of the Company as defined under Rule 14A.11 of the Listing Rules, the Group's deposits with each of the banks constitute continuing connected transactions of the Company which are subject to reporting and announcement requirements set out under Rules 14A.45 to 14A.47 of the Listing Rules and are required to be approved by the Independent Shareholders in accordance with the requirements set out under Rule 14A.48. The Company was granted various waivers from strict compliance with the relevant provisions of the Listing Rules by the Stock Exchange with respect to the bank balances with HSBC and ICBC and ICBC (Asia). The waivers expired on January 1, 2007 and the Group must comply with the relevant provisions of the Listing Rules in order to continue with each of these continuing connected transactions with HSBC, ICBC and ICBC (Asia) and Ping An Bank.

On January 30, 2007, the Board approved the continuing connected transactions as set out in the Announcement and the relevant annual caps for each of the three years ending December 31, 2007, 2008 and 2009 subject to Independent Shareholders' approval. The Company will seek Independent Shareholders' approval for each of the Non-exempt Continuing Connected Transactions and their respective proposed annual caps for each of the three years ending December 31, 2007, 2008 and 2009 at the EGM by way of separate resolutions in accordance with the Listing Rules.

(iii) DETAILS AND REASONS FOR THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

Bank deposit arrangements with HSBC

Details and reasons for the transaction:

The Group maintains bank balances with HSBC on normal commercial terms in the ordinary course of business. The relevant banking documents executed by the Group with HSBC do not provide for the bank accounts with HSBC to be maintained for any fixed period of time. Interests are accrued on such bank balances at prevailing market rates. The Directors consider that it is in the interest of the Group to continue the bank deposits arrangements with HSBC.

Historical amounts and proposed caps:

As at December 31, 2004 and December 31, 2005, the aggregate bank balances maintained by the Group with HSBC were approximately USD361 million and USD29 million respectively. Pursuant to the waiver granted by the Stock Exchange, the cap on the bank deposits between the Group and HSBC for the three years ended December 31, 2006 was a maximum balance of USD2,336 million on any given day.

It is expected that for the three years ending December 31, 2009, the maximum bank balance maintained by the Group with HSBC will not exceed USD2,336 million on any given day.

The Directors have taken into consideration the historical figures mentioned above and its counterparty limits for banks with which the Group places deposits in determining the above cap and considered that the cap is fair and reasonable.

Bank deposit arrangements with ICBC and its associate

Details and reasons for the transaction:

The Group maintains bank balances with ICBC and ICBC (Asia) on normal commercial terms in the ordinary course of business. The relevant banking documents executed by the Group with ICBC and ICBC (Asia) do not provide for the bank accounts with ICBC and ICBC (Asia) to be maintained for any fixed period of time. Interests are accrued on such bank balances at prevailing market rates. The Directors consider that it is in the interest of the Group to continue the bank deposits arrangements with ICBC and ICBC (Asia).

Historical amounts and proposed caps:

As at December 31, 2004 and December 31, 2005, the aggregate bank balances maintained by the Group with ICBC and ICBC (Asia) totaled approximately RMB10,057 million and RMB10,141 million respectively. Pursuant to the waiver granted by the Stock Exchange, the cap on the bank deposits between the Group and ICBC and ICBC (Asia) for the three years ended December 31, 2006 was a maximum balance of RMB24,900 million on any given day.

It is expected that for the three years ending December 31, 2009, the maximum bank balance maintained by the Group with ICBC and ICBC (Asia) will not exceed RMB24,900 million on any given day.

The Directors have taken into consideration the historical figures mentioned above and its counterparty limits for banks with which the Group places deposits in determining the above cap and considered that the cap is fair and reasonable.

Bank deposit arrangements with Ping An Bank

Details and reasons for the transaction:

The Group maintains bank balances with Ping An Bank on normal commercial terms in the ordinary course of business. The relevant banking documents executed by the Group with Ping An Bank do not provide for the bank accounts with Ping An Bank to be maintained for any fixed period of time. Interests are accrued on such bank balances at prevailing market rates. The Directors consider that it is in the interest of the Group to continue the bank deposits arrangements with Ping An Bank.

Historical amounts and proposed caps:

As at December 31, 2004 and December 31, 2005, the aggregate bank balances maintained by the Group with Ping An Bank were approximately RMB83 million and RMB520 million respectively.

It is expected that for the three years ending December 31, 2009, the maximum bank balance maintained by the Group with Ping An Bank will not exceed RMB20,000 million on any given day.

The Directors have taken into consideration the historical daily aggregate deposits maintained by the Group with Ping An Bank, the recent extension of Ping An Bank's banking business licence by the China Banking Regulatory Commission in June 2006 to include the provision of Renminbi services to corporate customers and any possible increase in the cash inflows of the Group in determining the above cap and considered that the cap is fair and reasonable.

(iv) LISTING RULES IMPLICATIONS OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

HSBC Insurance Holdings Limited is a wholly-owned subsidiary of HSBC Holdings plc and its interest in 618,886,334 shares of the Company is deemed to be the interest of HSBC Holdings plc. In addition, HSBC CCF Financial Products (France) SNC ("HSBC CCF"), a wholly owned subsidiary of CCF S.A. which is in turn 99% held by HSBC Bank plc., has a direct interest in 884,775 shares in the Company, which is also deemed to be the interest of HSBC Holdings plc. As HSBC is an indirect subsidiary of HSBC Holdings plc, HSBC is therefore a connected person of the Company under Rule 14A.11(4) of the Listing Rules.

ICBC is a promoter of the Company and thus a connected person of the Company under Rule 14A.11(3). Further, as ICBC (Asia), a non-wholly owned subsidiary of ICBC, is a substantial shareholder of China Ping An Insurance (Hong Kong) Company Limited, a 75% owned subsidiary of the Company, both ICBC (Asia) and ICBC are connected persons of the Company under Rule 14A.11(5).

Ping An Bank is a 72.91% owned subsidiary of the Company. Since HSBC is a substantial shareholder of Ping An Bank holding 27% of its registered capital, Ping An Bank is thus a connected person of the Company under Rule 14A.11(5).

The Non-exempt Continuing Connected Transactions fall under Rule 14A.35 of the Listing Rules and are subject to reporting and announcement requirements set out under Rules 14A.45 to 14A.47 of the Listing Rules and are required to be approved by the Independent Shareholders in accordance with the requirements set out under Rule 14A.48.

Due to the nature of general bank deposits arrangements and normal banking business practice, the bank accounts documentation does not provide for the bank accounts to be maintained for a fixed period of time not exceeding three years. Nevertheless, the bank accounts documentation does provide that the bank accounts can be terminated by giving a certain number of days' notice, meaning that the period of the bank deposits arrangements is not indefinite and can be terminated with notice. In this respect, the Company's sponsors in respect of the Company's application for listing on the Stock Exchange also gave their view at the time of the Company's listing and in obtaining the previous waivers that the arrangements with HSBC and ICBC were normal arrangements. Reference is made to pages 159 and 161 of the prospectus of the Company dated June 14, 2004.

The Board (including the independent non-executive Directors) considers that the Non-exempt Continuing Connected Transactions have been conducted on normal commercial terms and are entered into on a continuing and regular basis and in the ordinary and usual course of business of the Company, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the annual caps for the three years ending December 31, 2009 for the Non-exempt Continuing Connected Transactions are fair and reasonable.

In accordance with the Listing Rules, HSBC Insurance Holdings Limited, HSBC and HSBC CCF and their respective associates will abstain from voting on the resolutions in relation to the Non-exempt Continuing Connected Transaction involving the bank deposit arrangements maintained by the Company with HSBC and the bank deposits arrangement maintained by the Company with Ping An Bank at the EGM.

(v) INFORMATION RELATING TO THE GROUP

The Company together with its subsidiaries is an insurance and financial services group in the PRC with the ability to provide multiple insurance and financial services and products to corporate and retail customers.

(vi) INFORMATION RELATING TO THE CONNECTED PARTIES

HSBC is one of the largest banking and financial services organizations in the world.

ICBC is a commercial bank approved by the China Banking Regulatory Commission and engaged in the provision of a broad range of financial products and services to corporate and retail customers.

ICBC (Asia) is a full licenced bank incorporated in Hong Kong and principally engaged in banking, financial and other financial related services, whose shares are listed on the Stock Exchange.

Ping An Bank is primarily engaged in the foreign currency commercial banking and corporate Renminbi banking business in the PRC as approved by the China Banking Regulatory Commission.

(vii) APPOINTMENT OF AND EMOLUMENT TO INDEPENDENT NON-EXECUTIVE DIRECTORS

Proposed appointment of independent non-executive Directors

According to the Articles, the Board shall comprise of 19 Directors. The Board currently has appointed to it 19 Directors, comprising 3 executive Directors, 12 non-executive Directors and 4 independent non-executive Directors. In order to further enhance the Company's corporate governance and in preparation for the A Share Issue which will require that not less than one-third of the Board shall be independent non-executive Directors, the Board proposes that Mr. Wang Zhongfu, Mr. Zhang Hongyi and Mr. Chen Su be appointed as independent non-executive Directors in place of the non-executive Directors Mr. Huang Jianping, Mr. Shi Yuxin and Mr. Dou Wenwei respectively, whom have agreed to resign subject to and upon approval by the Shareholders at the EGM so as to maintain a Board of 19 Directors.

Emolument plan for the independent non-executive Directors

At the AGM, the Shareholders approved by way of an ordinary resolution the emolument plan for the 7th Board. The approved annual fee payable to each domestic independent non-executive Director was RMB150,000.

In recognition of the increasing demands of the corporate governance role that the independent non-executive Directors play and their distinguished backgrounds, the Board proposes to increase the remuneration paid to each domestic independent non-executive Director to RMB200,000 per annum.

As provided in the Articles, all the above remuneration packages are those before tax. The Company will deduct and pay all taxes due on the Directors' behalf in accordance with the relevant tax laws.

There is no assurance that the A Share Issue will proceed. Investors are advised to exercise caution in dealing in the H Shares. Further details about the A Share Issue will be disclosed by the Company in the newspapers in the PRC when the A Share Issue materializes and all material information of which will be disclosed by the Company in the newspapers in Hong Kong concurrently in accordance with the Listing Rules.

Details of the proposed independent non-executive Directors are as follows:

Mr. Wang Zhongfu, 65, is a member of the Central Committee of the Communist Party of China and a professor at both the People's University of China and Zhongnan University. Mr. Wang previously served as the Secretary General of the Changsha Municipal Committee of the Communist Party of China, Executive Deputy Mayor of the Shenzhen City, Director and Party Leadership Group Secretary of the State Administration for Industry and Commerce.

The Company proposes to appoint Mr. Wang as an independent non-executive Director to hold office until the expiration of the term of the current Board which was appointed for 3 years at the AGM. It is proposed that Mr. Wang shall be entitled to a Director's fee of RMB200,000 per annum. Mr. Wang's proposed remuneration was determined by the Board with reference to the prevailing market situation, his duties and responsibilities with the Company. Mr. Wang does not have any relationship with the other directors, supervisors, senior management or substantial or controlling shareholders of the Company. As at the LPD, Mr. Wang does not have any interests in the shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. Wang involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders.

Mr. Zhang Hongyi, 61, is a Fellow of the Hong Kong Institute of Bankers and a professor at the Research Department of the People's Bank of China. Mr. Zhang previously served as the President of the Shenzhen branch of the People's Bank of China, General Manager of the Macau branch of the People's Bank of China, Deputy Mayor of the Shenzhen City, directors of the Nanyang Commercial Bank and Hua Chiao Commercial Bank Ltd, Chairman of the Macau Bankers Association and Member of the Macau SAR Economics Affairs Committee.

The Company proposes to appoint Mr. Zhang as an independent non-executive Director to hold office until the expiration of the term of the current Board which was appointed for 3 years at the AGM. It is proposed that Mr. Zhang shall be entitled to a Director's fee of RMB200,000 per annum. Mr. Zhang's proposed remuneration was determined by the Board with reference to the prevailing market situation, his duties and responsibilities with the Company. Mr. Zhang does not have any relationship with the other directors, supervisors, senior management or substantial or controlling shareholders of the Company. As at the LPD, Mr. Zhang does not have any interests in the shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. Zhang involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders.

Mr. Chen Su, 49, is currently the Joint Secretary to the Committee of the Communist Party of China at the Institute of Law at the Chinese Academy of Social Science, the Deputy Director of the Research Department of the Institute of Law and the Deputy Director of the Research Department of the Institute of International Law and the Deputy Chairman of the Business Law Research Department of the Chinese Law Association. Mr. Chen was also a member of the Special Committee for Company Law Amendments of the Legality Office of the State Council and a member of the Special Committee for Securities Law Amendments of the Financial and Economics Affairs Committee of the National People's Congress.

The Company proposes to appoint Mr. Chen as an independent non-executive Director to hold office until the expiration of the term of the current Board which was appointed for 3 years at the AGM. It is proposed that Mr. Chen shall be entitled to a Director's fee of RMB200,000 per annum. Mr. Chen's proposed remuneration was determined by the Board with reference to the prevailing market situation, his duties and responsibilities with the Company. Mr. Chen does not have any relationship with the other directors, supervisors, senior management or substantial or controlling shareholders of the Company. As at the LPD, Mr. Chen does not have any interests in the shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. Chen involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders.

(viii) ADDITIONAL INFORMATION

Extraordinary General Meeting

A notice convening the EGM to be held at 10:00 a.m. on Monday, March 19, 2007 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC, is set out on pages 29 to 31 of this circular.

In order to determine the list of Shareholders who are entitled to attend the EGM, the Company's registers of members will be closed from Saturday, February 17, 2007 to Monday, March 19, 2007 both days inclusive, during which period no transfer of shares will be effected. Holders of H Shares and Domestic Shares whose names appear on the Company's registers of members on Monday, March 19, 2007 are entitled to attend the EGM. In order to attend and vote at the EGM, holders of H Shares whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, at or before 4:00 p.m. on Friday, February 16, 2007. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

A form of proxy for use at the EGM is enclosed and is also published on the website of the Stock Exchange (www.hkex.com.hk). Whether or not you intend to attend the EGM, you are requested to complete and return (i) the enclosed reply slip in accordance with the instructions printed thereon not later than Tuesday, February 27, 2007 and (ii) the enclosed form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be). Completion and return of the proxy will not preclude you from attending the EGM and voting in person if you so wish.

Procedure for demanding poll at the EGM

According to the Articles, a resolution will be determined on a show of hands unless before or after any vote on a show of hands, a poll is demanded. A poll may be demanded by (i) the chairman of the meeting; or (ii) at least two Shareholders entitled to vote, present in person or by proxy; or (iii) by one or more Shareholders present in person or by proxy representing more than 10% of all Shares carrying the voting rights at the meeting.

(ix) RECOMMENDATION

Your attention is drawn to the letter from the IBC set out on pages 13 to 14 of this circular. The letter contains the recommendation of the IBC to the Independent Shareholders concerning the continuation of the Non-exempt Continuing Connected Transactions and the proposed annual caps of such Non-exempt Continuing Connected Transactions for each of the three years ending December 31, 2009.

Your attention is also drawn to the letter from the IFA, set out on pages 15 to 22 of this circular, in respect of the fairness and reasonableness of the Non-exempt Continuing Connected Transactions and the proposed annual caps of such Non-exempt Continuing Connected Transactions for each of the three years ending December 31, 2009. The IFA considers that the Non-exempt Continuing Connected Transactions are in the ordinary and usual course of business of the Group and are on normal commercial terms, the Non-exempt Continuing Connected Transactions and the proposed annual caps of such transactions are fair and reasonable so far as the Independent Shareholders are concerned and the entering into of the Non-exempt Continuing Connected Transactions is in the interests of the Company and the Shareholders as a whole.

The Board believes that the ordinary resolutions to approve the Non-exempt Continuing Connected Transactions and the proposed annual caps of such transactions for each of the three years ending December 31, 2009 are in the best interests of the Company and its Shareholders as a whole. The Board also believes that the ordinary resolutions to approve the appointment of the independent non-executive Directors and the emoluments for the domestic independent non-executive Directors are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends that all the Shareholders should vote in favour of the ordinary resolutions to be proposed at the EGM as set out in the notice of the EGM.

(x) FURTHER INFORMATION

Your attention is also drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
For and on behalf of the Board of Directors
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
Ma Mingzhe
Chairman and Chief Executive Officer

The following is the text of a letter from the Independent Board Committee to the Shareholders in connection with the Non-exempt Continuing Connected Transactions for inclusion in this circular.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2318)

February 2, 2007

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular dated February 2, 2007 issued by the Company (the "**Circular**") of which this letter forms part. Terms used in this letter shall bear the same meanings as given to them in the Circular unless the context otherwise requires.

We have been appointed as members of the IBC to consider the Non-exempt Continuing Connected Transactions which require approval by the Independent Shareholders and the proposed annual caps of such transactions for each of the three years ending December 31, 2009 and to advise the Independent Shareholders as to the fairness and reasonableness of the Non-exempt Continuing Connected Transactions and to recommend how the Independent Shareholders should vote at the EGM. Somerley Limited has been appointed to advise us, the IBC, in relation to the Non-exempt Continuing Connected Transactions.

We wish to draw your attention to the letter from the Board, as set out on pages 3 to 12 of the Circular, and the letter from Somerley Limited to us, the IBC, and the Independent Shareholders containing its advice in respect of the Non-exempt Continuing Connected Transactions, as set out on pages 15 to 22 of the Circular.

Having taken into account of the principal factors and reasons considered by Somerley Limited and its conclusion and advice, we concur with the view of Somerley Limited and consider that each of the proposed Non-exempt Continuing Connected Transactions are in the ordinary and usual course of business of the Group and are conducted on normal commercial terms, the Non-exempt Continuing Connected Transactions and the proposed annual caps of such Non-exempt Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and the entering into of the Non-exempt Continuing Connected Transactions is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Non-exempt Continuing Connected Transactions and the proposed annual caps of such Non-exempt Continuing Connected Transactions for each of the three years ending December 31, 2009.

Yours faithfully,
the Independent Board Committee

Bao Youde
Independent non-executive Director

Kwong Che Keung Gordon
Independent non-executive Director

Cheung Wing Yui
Independent non-executive Director

Chow Wing Kin Anthony
Independent non-executive Director

The following is the letter of advice from Somerley Limited to the IBC and the Independent Shareholders prepared for the purpose of inclusion in this circular.

SOMERLEY LIMITED
10th Floor
The Hong Kong Club Building
3A Chater Road
Central
Hong Kong

February 2, 2007

To: the Independent Board Committee and the Independent Shareholders

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS RELATING TO BANK DEPOSIT ARRANGEMENTS

We refer to our appointment as the independent financial adviser to the IBC and the Independent Shareholders in relation to the terms of the Non-exempt Continuing Connected Transactions involving bank deposits arrangements with HSBC, ICBC and its associates and Ping An Bank (together, the "Subject Banks"), for which the Independent Shareholders' approval is being sought subject to the aggregate balances maintained with each of the Subject Banks not exceeding pre-determined caps on any given day during the three years ending December 31, 2009 (the "Annual Caps"). Details of the Non-exempt Continuing Connected Transactions and the Annual Caps are contained in a circular (the "Circular") of the Company to the Shareholders dated February 2, 2007, of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

HSBC is an indirect subsidiary of HSBC Holdings plc. HSBC Holdings plc through its subsidiaries is indirectly interested in 19.9% of the issued share capital of the Company. ICBC is a promoter of the Company. ICBC (Asia), a non-wholly owned subsidiary of ICBC, is a substantial shareholder of a non-wholly owned subsidiary of the Company, China Ping An Insurance (Hong Kong) Company Limited. Ping An Bank, a non-wholly subsidiary of the Company, is owned as to 27% by HSBC. As a result, the Subject Banks are considered as connected persons of the Company under the Listing Rules. Accordingly, transactions between the Group and each of the Subject Banks constitute connected transactions of the Company under the Listing Rules. The Company has obtained a waiver (the "Waiver") from the Stock Exchange from strict compliance with the relevant provisions of the Listing Rules in respect of the deposit transactions with HSBC, ICBC and ICBC (Asia) for the three years ended December 31, 2006. The Waiver expired on January 1, 2007. As the Group will continue to conduct the Non-exempt Continuing Connected Transactions, the Directors propose to seek Independent Shareholders' approval of the Non-exempt Continuing Connected Transactions

which will be conducted in the three years ending December 31, 2009 subject to the limits specified in the Annual Caps. The voting on the resolutions approving the Non-exempt Continuing Connected Transactions and the Annual Caps will be taken by way of poll.

The Independent Board Committee comprising the independent non-executive Directors, namely, Messrs Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony, has been established to advise the Independent Shareholders as regards the terms of the Non-exempt Continuing Connected Transactions and the Annual Caps. We have been appointed to advise the Independent Board Committee and the Independent Shareholders in this respect.

In formulating our opinion, we have relied on the information and facts supplied, and the opinions expressed, by the Directors and management of the Company and have assumed that the information, facts and opinion are true and accurate. We have also sought and received confirmation from the Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have relied on such information and consider that the information we have received is sufficient for us to reach an informed view and have no reason to believe that any material information has been withheld, nor doubt the truth or accuracy of the information provided. We have also assumed that all representations contained or referred to in the Circular were true at the date of the Circular and will continue to be true at the date of the EGM. We have, however, not conducted any independent investigation into the business and affairs of the Group, HSBC, ICBC, ICBC (Asia) or Ping An Bank, nor have we carried out any independent verification of the information supplied.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In considering whether the terms of the Non-exempt Continuing Connected Transactions and the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned, we have taken into account the principal factors and reasons set out below:

1. Background to and reasons for the Non-exempt Continuing Connected Transactions

The Group is an insurance and financial services group in the PRC principally engaged in providing life insurance, property and casualty insurance and other financial services. The Group, in its usual and ordinary course of business, generates substantial amount of cash inflows and maintains bank balances with various financial institutions. At present, the Group has banking relationships with 16 principal bankers including the Subject Banks. The bank accounts of the Group with HSBC, ICBC and its associates and Ping An Bank were opened in 2003, 1990 and 2004 respectively. At present, the Subject Banks provide principally deposit services to the Group.

We have been advised by the management of the Company that in placing deposits with different financial institutions, the Group will take into account factors including counterparty risk exposure, return and operational flexibility of the deposits. In this regard, the Company

considers the counterparty risk for the Subject Banks is low, given that HSBC is a member of the 4th largest banking group in the world and ICBC is the largest commercial bank in China, both in terms of total assets; and Ping An Bank is a 72.91% owned subsidiary of the Company which has been granted licence to operate Renminbi services to corporate clients in 2006. In addition, the Group is satisfied with the quality of services provided and the terms of the deposits offered by each of the Subject Banks in the past.

Having considered the above, the Board considers that it is in the interest of the Group to continue the bank deposit arrangements with the Subject Banks. We concur with the Board's view in this regard. We also consider that the Non-exempt Continuing Connected Transactions are entered into in the ordinary and usual course of business of the Group in light of the respective principal activities of the Group, HSBC, ICBC and its associates and Ping An Bank.

2. Principal terms of the Non-exempt Continuing Connected Transactions

The terms of the Non-exempt Continuing Connected Transactions are governed by the bank account documents executed by the Group with the relevant Subject Banks. These bank account documents include account opening documents which set out the general terms and conditions of maintaining a deposit account and other transaction documents which set out the terms of each specific deposits such as type of deposits, interest rate and maturity period. Interest rate for deposits maintained by the Group with each of the Subject Banks is agreed on arm's length basis taking into account the size, duration and nature of the deposit, prevailing market conditions and applicable industry regulations.

We have reviewed samples of deposits placed by the Group with the Subject Banks during the three years ended December 31, 2006 and noted that the terms for the Group's deposits offered by the Subject Banks were in general comparable to those offered by other independent banks. We have also discussed with the auditors of the Company (the "Auditors") on the scope of their review of the Non-exempt Continuing Connected Transactions during the two years ended December 31, 2004 and 2005 and reviewed the reports issued by the Auditors thereon, and noted that the Auditors have confirmed that the Non-exempt Continuing Connected Transactions had been entered into in accordance with relevant agreements governing the transactions. The review of the Non-exempt Continuing Connected Transactions conducted during the year ended December 31, 2006 is yet to be performed by the Auditors in conjunction with the annual statutory audit of the Company.

Based on the above, we consider that the Non-exempt Continuing Connected Transactions are conducted on normal commercial terms which are fair and reasonable so far as the Independent Shareholders are concerned.

3. Basis of the Annual Caps

The Non-exempt Continuing Connected Transactions are subject to the terms and conditions as more particularly discussed under the section headed "Conditions of the Non-exempt Continuing Connected Transactions" below. In particular, the Non-exempt

Continuing Connected Transactions with each of the Subject Banks are subject to the Annual Caps for the three years ending December 31, 2009 of USD2,336 million, RMB24,900 million and RMB20,000 million respectively.

(i) Review of past transactions

The following table sets out (i) the caps on bank deposits between the Group and each of HSBC, ICBC and its associates under the Waiver for the three years ended December 31, 2006; (ii) the maximum daily deposit balances maintained with each of the Subject Banks during each of the three years ended December 31, 2004, 2005 and 2006; and (iii) the maximum and minimum daily term deposits, cash and cash equivalent balances of the Group during each of the three years ended December 31, 2004, 2005 and 2006.

	2004	**2005**	**2006**
	(in million)	*(in million)*	*(in million)*
Caps			
HSBC	USD2,336	USD2,336	USD2,336
ICBC and its associates	RMB24,900	RMB24,900	RMB24,900
Ping An Bank	N/A	N/A	N/A
Maximum daily deposit balances			
HSBC	USD1,749	USD223	USD189
ICBC and its associates	RMB14,160	RMB13,017	RMB12,848
Ping An Bank	RMB83	RMB815	RMB5,622
Daily term deposits, cash and cash equivalent of the Group			
Maximum	RMB116,444	RMB102,556	RMB132,409
Minimum	RMB90,402	RMB81,950	RMB82,429

We understand from the Company that the large bank deposit balance maintained with HSBC during the year ended December 31, 2004 was mainly attributable to the fund raised from the initial public offering of shares by the Company in 2004. The bank deposits with ICBC and its associates were in general maintained at a stable level over the three years ended December 31, 2006. In June 2006, Ping An Bank obtained the licence to include provision of Renminbi services to corporate customers. Since then, it has been actively expanding this service, resulting in the substantial increase in the bank balance maintained by the Group with Ping An Bank during the year ended December 31, 2006.

(ii) Basis of the Annual Caps

The Annual Caps being sought for each of the Non-exempt Continuing Connected Transactions for each of the three years ending December 31, 2009 are as follows:

	(in million)
Annual Caps	
HSBC	USD2,336
ICBC and its associates	RMB24,900
Ping An Bank	RMB20,000

In assessing the reasonableness of the Annual Caps, we have discussed with the Directors the basis considered in setting the Annual Caps. The Directors advised us that the Annual Caps for the Non-exempt Continuing Connected Transactions were determined after taking into account factors including (i) the internal assessment of the credit risk of the relevant Subject Banks; (ii) the concentration risk of the Group's assets; (iii) the possible increase in cash inflow of the Group in the coming three years; (iv) the historical deposit balances maintained by the Group with the Subject Banks; and (v) the expansion of total assets and business scope of Ping An Bank, as discussed more fully below.

(a) In evaluating the credit risk of HSBC and ICBC and its associates, we understand that the Directors have taken into account the size of the total assets and the credit rating of the relevant banks. In this regard, we note that the Annual Caps for HSBC and ICBC and its associates represent less than 1% of the latest published total assets of the relevant banks. As Ping An Bank is a 72.91% owned subsidiary of the Group, the Directors consider that the Company is able to oversee and control the business of Ping An Bank and accordingly the credit risk of deposits placed with Ping An Bank is low when compared to other banks.

(b) In respect of concentration risk, we note that the amounts of the Annual Caps limit the balances to be maintained with each of the Subject Banks to below 20% of the Group's maximum aggregate daily term deposit, cash and cash equivalent balances in 2006. We consider such limit serves to diversify the credit risk of the Group and is in the interest of the Company and its Shareholders as a whole.

(c) During the past, the Group generated substantial annual operating cashflow. The net operating cash inflow amounted to over RMB30,000 million for each of the two years ended December 31, 2004 and 2005 and over RMB20,000 million for the first half of 2006 respectively. The Directors advised us that they expect the cash inflow of the Group will continue to grow in future in view of the continuous business growth of the Group and the expansion into asset management business.

During the three years ended December 31, 2006, the aggregate daily term deposit, cash and cash equivalent balances of the Group fluctuated within the range of approximately RMB82,000 million to RMB132,000 million. Such fluctuations may be attributable to operating cash movements in the ordinary and usual course of business of the Group, as well as interim financing obtained by the Group to finance acquisitions and share subscriptions. In this regard, we note that the Group has made investments in the shares of ICBC and Shanghai Pudong Development Bank with aggregate investment amount over RMB3,000 million and acquired a majority stake in Shenzhen Commercial Bank Company Limited at a consideration of about RMB1,008 million during 2006. The Directors advised us that the Group will continue to seek for suitable investment targets in future. Should such opportunities arise, the Group may obtain financing to fund these acquisitions ahead of completion which may result in a short-term increase in cash balances requiring deposit services.

(d) HSBC is currently the main banker for the Group's foreign currency deposits and is the only banking group among the 16 principal bankers of the Group that possesses global network and operations. Despite the caps for HSBC have not been fully utilised in 2005 and 2006, the Directors consider it in the interests of the Company to maintain the cap amounts for HSBC for the next three years sufficiently large to provide flexibility for the Group to handle sizeable fund raising exercise or corporate transactions involving international investors and counterparties. We concur with the Directors' view in this regard.

(e) The amount of deposits placed with Ping An Bank by the Group grew exponentially by around 10 times in 2005 and 7 times in 2006. The substantial increase in deposit balance in 2006 was mainly attributable to the commencement of the provision of Renminbi services to corporate clients after Ping An Bank obtained the necessary licence in 2006. With the expansion of Ping An Bank's business scope and total asset base, the Directors expect more deposits will be placed by the Group with Ping An Bank in future.

On the basis that the Non-exempt Continuing Connected Transactions are conducted on normal commercial terms and having taken into consideration the above factors, in particular, the substantial cash inflow expected to be generated by the Group from its operations, the possible extent of fluctuations in daily term deposit, cash and cash equivalent balances of the Group, and the expansion of business scope of Ping An Bank, we consider that the Annual Caps for the Non-exempt Continuing Connected Transactions for each of the three years ending December 31, 2009 provide sufficient flexibility for the Group to cater for possible increases in cash balance and therefore demand for deposit services and are fair and reasonable.

4. Duration of bank accounts

The bank accounts documentations with each of the Subject Banks do not provide for the bank accounts to be maintained for any fixed period of time which means that the bank deposit arrangements can be maintained in excess of three years normally allowed under the Listing Rules. In this regard, we believe it is normal banking business practice that bank accounts with depositors run perpetually unless being terminated by the bank or the depositor.

5. Conditions of the Non-exempt Continuing Connected Transactions

The Non-exempt Continuing Connected Transactions are subject to a number of conditions which include, among other things:

(i) the Annual Caps for each of the bank deposit arrangements with HSBC, ICBC and its associates and Ping An Bank for the three years ending December 31, 2009 will not exceed USD2,336 million, RMB24,900 million and RMB20,000 million respectively;

(ii) the independent non-executive Directors must review the Non-exempt Continuing Connected Transactions and confirm in the Company's annual report and accounts that the Non-exempt Continuing Connected Transactions have been entered into (a) in the ordinary and usual course of business of the Company; (b) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from independent third parties; and (c) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole;

(iii) the Auditors will, in accordance with Rule 14A.38 of the Listing Rules, review the Non-exempt Continuing Connected Transactions and they will confirm the same in a letter to the Directors (a copy of which letter will be provided to the Stock Exchange at least 10 business days prior to the bulk printing of the annual report of the Company) in respect of each of the three years ending December 31, 2009, during which the Non-exempt Continuing Connected Transactions have been conducted;

(iv) the Company will allow and will procure that the Subject Banks will provide the Auditors with sufficient access to the relevant records of the Non-exempt Continuing Connected Transactions for the purpose of the Auditors' review as referred to in paragraph (iii) above. The Board must state in the annual report whether the Auditors have confirmed the matters stated in Rule 14A.38 of the Listing Rules; and

(v) the Company will comply with the applicable provisions of the Listing Rules governing connected transactions in the event that the total amount of the Non-exempt Continuing Connected Transactions exceeds the Annual Caps, or that there is any material amendment to the terms of the Non-exempt Continuing Connected Transactions.

In light of the conditions attached to the Non-exempt Continuing Connected Transactions, in particular, (i) the restriction of the value of the Non-exempt Continuing Connected Transactions by way of the Annual Caps; and (ii) the ongoing review by the independent non-executive Directors and the Auditors of the terms of the Non-exempt Continuing Connected Transactions and the Annual Caps not being exceeded, we are of the view that appropriate measures will be in place to govern the conduct of the Non-exempt Continuing Connected Transactions and safeguard the interests of the Independent Shareholders.

OPINION

Having taken into account the above principal factors, we consider that the Non-exempt Continuing Connected Transactions are in the ordinary and usual course of business of the Group and are conducted on normal commercial terms. We also consider that the terms of Non-exempt Continuing Connected Transactions and the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and the entering into of the Non-exempt Continuing Connected Transactions is in the interests of the Company and the Shareholders as a whole. We also consider no specific time limit being fixed for the duration of the bank accounts maintained with the Subject Banks is in line with normal banking business practice. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Non-exempt Continuing Connected Transactions and the Annual Caps.

Yours faithfully,
for and on behalf of
SOMERLEY LIMITED
Beatrice Lung
Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors' and supervisors' interests and short positions in the securities of the Company and its associated corporations

As at the LPD, the interests and short positions of the directors, chief executive or supervisors of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules, were as follows:

Long positions in shares of the Company

Name of Director/ supervisor		H/Domestic ("D") shares	Capacity	*Note*	No. of H/D shares	Nature of interest	Percentage of total number of H/D shares in issue %	Percentage of total shares in issue %
Cheung Chi Yan Louis	Executive Director	H	Beneficial owner		248,000	Long position	0.01	0.004
Lin Li	Supervisor	D	Interest of controlled corporations	*(a)*	176,000,000	Long position	4.84	2.84

Note:

(a) Lin Li was interested in shares of the Company by virtue of his control over 93.33% shareholding of Shenzhen Liye Group Company Limited, which held a direct interest in 176,000,000 shares in the Company.

Save as disclosed above, as at the LPD, none of the directors, chief executive or supervisors of the Company had or was deemed to have any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required (a) to be

notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

(b) Persons who have an interest or short position which is discloseable under Divisions 2 and 3 of Part XV of the SFO and substantial shareholders

So far as is known to the Directors, as at the LPD, the following persons (not being a director, chief executive or supervisor of the Company) had, or were deemed to have, interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange, or who are directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Long positions in shares of the Company

Name of substantial shareholder	H/Domestic ("D") shares	Capacity	*Notes*	No. of H/D shares	Nature of interest	Percentage of total number of H/D shares in issue *(%)*	Percentage of total shares in issue *(%)*
HSBC Holdings plc	H	Interest of controlled corporations	*1, 2, 3*	1,233,870,388	Long position	48.22	19.92
HSBC Insurance Holdings Limited	H	Beneficial owner	*1*	618,886,334	Long position	24.19	9.99
The Hongkong and Shanghai Banking Corporation Limited	H	Beneficial owner	*3*	614,099,279	Long position	24.00	9.91
Shenzhen Investment Holdings Co., Ltd.	D	Beneficial owner		543,181,445	Long position	14.94	8.77
Shenzhen Jingao Industrial Development Co., Ltd.	D	Interest of controlled corporations	*4*	148,000,000	Long position	4.07	2.39
		Beneficial owner		331,117,788	Long position	9.11	5.34
Ping An Securities Company, Ltd. Labor Union	D	Interest of controlled corporations	*4*	479,117,788	Long position	13.18	7.73
China Ping An Trust & Investment Co., Ltd. Labor Union	D	Interest of controlled corporations	*4*	479,117,788	Long position	13.18	7.73

Name of substantial shareholder	H/Domestic ("D") shares	Capacity	*Notes*	No. of H/D shares	Nature of interest	Percentage of total number of H/D shares in issue *(%)*	Percentage of total shares in issue *(%)*
Shenzhen New Horse Investment Development Co., Ltd.	D	Beneficial owner	*5*	389,592,366	Long position	10.71	6.29
Ping An Insurance (Group) Company of China, Ltd. Labor Union	D	Interest of controlled corporations	*5*	389,592,366	Long position	10.71	6.29
Yuan Trust Investment Company Ltd.	D	Beneficial owner		380,000,000	Long position	10.45	6.13
Shenzhen Shum Yip Investment Development Company Ltd.	D	Beneficial owner		301,585,684	Long position	8.29	4.87
Guangzhou Hengde Trade Development Co., Ltd.	D	Beneficial owner	*6*	200,000,000	Long position	5.50	3.23
Li Siu Nam	D	Interest of controlled corporations	*6*	200,000,000	Long position	5.50	3.23
Shenzhen Wuxin Yufu Industrial Co., Ltd*	D	Beneficial owner		195,455,920	Long position	5.37	3.16

* *Formerly known as Wuhan Wuxin Industrial Co., Ltd.*

Notes:

(1) HSBC Insurance Holdings Limited was a wholly-owned subsidiary of HSBC Holdings plc and its interest in 618,886,334 shares of the Company was deemed to be the interest of HSBC Holdings plc.

(2) Besides (1) above, HSBC Holdings plc was also interested in the Company by virtue of its control over HSBC CCF Financial Products (France) SNC ("CCF SNC") which held a direct interest in 884,775 shares in the Company.

CCF SNC was 100% owned by CCF S.A. which was owned as to 99.99% by HSBC Bank plc. HSBC Holdings plc owned 100% interest in HSBC Bank plc.

(3) The Hongkong and Shanghai Banking Corporation Limited was owned as to 84.19% by HSBC Asia Holdings BV, a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn was a wholly-owned subsidiary of HSBC Holdings BV. The remaining 15.81% of The Hongkong and Shanghai Banking Corporation Limited was owned by HSBC Finance (Netherlands), a wholly-owned subsidiary of HSBC Holdings plc. HSBC Finance (Netherlands) owned 100% interest in HSBC Holdings BV.

(4) Shenzhen Jingao Industrial Development Co., Ltd., was owned as to 80% and 20% by Ping An Securities Company, Ltd. Labor Union and China Ping An Trust & Investment Co., Ltd. Labor Union respectively. The interest in 479,117,788 shares relates to the same block of shares in the Company.

(5) Shenzhen New Horse Investment Development Co., Ltd. was owned as to 95% by Ping An Insurance (Group) Company of China, Ltd. Labor Union. The interest in 389,592,366 shares relates to the same block of shares in the Company.

(6) Guangzhou Hengde Trade Development Co., Ltd. was 90% owned by Li Siu Nam. The interest in 200,000,000 shares relates to the same block of shares in the Company.

Interest in other members of the Group

Name of Group member	Name of shareholder	Percentage shareholding
Ping An Bank Limited	The Hongkong and Shanghai Banking Corporation Limited	27%
China Ping An Insurance (Hong Kong) Company Limited	Industrial and Commercial Bank of China (Asia) Limited	25%

Save as disclosed above, as at the LPD, the Directors were not aware of any other person (other than the directors, chief executive or supervisors of the Company) who had, or was deemed to have, interests or short positions in the shares or underlying shares of the Company (including any interests in options in respect of such capital), which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange, or who are directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

3. DIRECTORS' COMPETING INTEREST

The following Directors are considered to have interests in a business which competes or is likely to compete, directly or indirectly, with the business of the Group, as defined in the Listing Rules, as set out below:

Mr. Anthony Philip HOPE, a non-executive director of the Company, is also a director of HSBC Life (International) Limited and HSBC Insurance (Asia) Limited, which are authorized by the Hong Kong Insurance Authority to conduct long term, property and casualty and composite insurance business in Hong Kong, respectively. As China Ping An Insurance (Hong Kong) Company Limited, a subsidiary of the Company, is authorized by the Hong Kong Insurance Authority to conduct property and casualty insurance business, the respective authorized insurance business of HSBC Life (International) Limited and HSBC Insurance (Asia) Limited has, to a certain extent, overlapped and thus may compete with those of China Ping An Insurance (Hong Kong) Company Limited.

Mr. Wong Tung Shun Peter, a non-executive director of the Company, is currently an executive director of The Hong Kong and Shanghai Banking Corporation Limited, which is the largest among foreign banks in mainland China and offers a wide range of banking and financial services by ever-expanding network. As Ping An Bank, a subsidiary of the Company, is primarily engaged in the foreign currency commercial banking business in the PRC as approved by the CBRC, the authorized banking business of The Hongkong and Shanghai Banking Corporation Limited has, to a certain extent, overlapped and thus may compete with those of Ping An Bank.

Save as disclosed above, as at the LPD, none of the directors or supervisors of the Company nor their respective associates had any business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

4. DIRECTORS' MATERIAL INTERESTS

As at the LPD, none of the directors or supervisors of the Company had any direct or indirect interests in any assets which have since December 31, 2005 been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at the LPD, none of the directors or supervisors of the Company was materially interested in any contract or arrangement which is significant in relation to the business of the Group.

5. LITIGATION AND CLAIMS

As at the LPD, neither the Company nor any other member of the Group is engaged in any litigation or claims of material importance pending and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

6. SERVICE CONTRACTS

As at the LPD, none of the Directors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensations (other than statutory compensation)).

7. MATERIAL ADVERSE CHANGE

As at the LPD, the Directors are not aware of any material adverse change in the financial or trading position of the Group since December 31, 2005.

8. EXPERTS

The following are the qualifications of the expert who has given its opinion or advice contained in this circular:

Name	Qualification
Somerley Limited	a corporation licensed in Hong Kong to couduct type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO

As at the LPD, Somerley Limited (i) did not have any beneficial interests in the share capital of any member of the Group; (ii) did not have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group; and (iii) did not have any direct or indirect interests in any assets which have since December 31, 2005 been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

Somerley Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and/or references to its name in the form and context in which they appear. The letter of Somerley Limited set out in the section headed "Letter from Somerley Limited" on pages 15 to 22 of this circular was given for incorporation in this circular.

9. MISCELLANEOUS

(a) The registered office of the Company is at Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC and the principal place of business of the Company in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong.

(b) The H share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) The joint company secretaries of the Company are Mr. Yao Jun, the Chief Legal Officer of the Company, qualified to practice law in the PRC, and Mrs. Natalia Seng Sze Ka Mee, a Fellow of The Hong Kong Institute of Company Secretaries, The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Directors.

(d) The qualified accountant of the Company is Mr. Mai Wai Lam William, a member of The Fellowship of Chartered Certified Accountants of England and the Hong Kong Institute of Certified Public Accountants.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that a extraordinary general meeting of Ping An Insurance (Group) Company of China, Ltd. (the "Company") will be held at 10:00 a.m. on Monday, March 19, 2007 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC for the purposes of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1. **"THAT**

   (a) the bank deposits arrangements between the Company and its subsidiaries and The Hongkong and Shanghai Banking Corporation Limited as referred to in the circular (the "Circular") of the Company despatched to the Shareholders of the Company together with this notice and the proposed annual cap for the said bank deposits arrangements in the amount of USD2,336 million on any given day for each of the three years ending December 31, 2009 be and are hereby approved;

   (b) the board of directors of the Company be and is hereby authorised to do all such acts and things and execute such documents and take all steps which in its opinion may be necessary, desirable or expedient in relation to the said bank deposits arrangements."

2. **"THAT**

   (a) the bank deposits arrangements between the Company and its subsidiaries and Industrial and Commercial Bank of China Limited and Industrial and Commercial Bank of China (Asia) Limited as referred to in the Circular and the proposed annual cap for the said bank deposits arrangements in the amount of RMB24,900 million on any given day for each of the three years ending December 31, 2009 be and are hereby approved;

   (b) the board of directors of the Company be and is hereby authorised to do all such acts and things and execute such documents and take all steps which in its opinion may be necessary, desirable or expedient in relation to the said bank deposits arrangements."

3. "**THAT**

   (a) the bank deposits arrangements between the Company and its subsidiaries and Ping An Bank Limited as referred to in the Circular and the proposed annual cap for the said bank deposits arrangements in the amount of RMB20,000 million on any given day for each of the three years ending December 31, 2009 be and are hereby approved;

   (b) the board of directors of the Company be and is hereby authorised to do all such acts and things and execute such documents and take all steps which in its opinion may be necessary, desirable or expedient in relation to the said bank deposits arrangements."

4. To consider and approve the appointment of Mr. Wang Zhongfu as an independent non-executive director of the Company with immediate effect to hold office until the expiration of the term of the current board of directors.

5. To consider and approve the appointment of Mr. Zhang Hongyi as an independent non-executive director of the Company with immediate effect to hold office until the expiration of the term of the current board of directors.

6. To consider and approve the appointment of Mr. Chen Su as an independent non-executive director of the Company with immediate effect to hold office until the expiration of the term of the current board of directors.

7. To consider and approve the annual directors' fee of RMB200,000 for each of the domestic independent non-executive directors of the Company.

By order of the Board of Directors
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC
February 2, 2007

As at the date of this notice, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors of the Company are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

Notes:

1. In order to determine the list of Shareholders who are entitled to attend the EGM, the registers of members will be closed from Saturday, February 17, 2007 to Monday, March 19, 2007, both days inclusive, during which period no transfer of shares will be effected. Holders of the Company's H shares and domestic shares whose names appear on the registers of members on Monday, March 19, 2007 are entitled to attend the meeting. In order to attend and vote at the meeting, holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited at or before 4:00 p.m. on Friday, February 16, 2007. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

2. A Shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote in his stead. A proxy need not be a Shareholder.

3. The instrument appointing a proxy must be in writing under the hand of a Shareholder or his attorney duly authorised in writing. If the Shareholder is a corporation, that instrument must be either under its common seal or under the hand of its director(s) or duly authorised attorney(s). If that instrument is signed by an attorney of the Shareholder, the power of attorney authorising that attorney to sign or other authorisation document must be notarized.

4. In order to be valid, the form of proxy together with the power of attorney or other authorisation document (if any) must be deposited with the Secretariat of the Board of Directors of the Company for holders of domestic shares and with the H share registrar of the Company for holders of H shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a Shareholder from attending and voting in person at the meeting if he so wishes. The H share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

5. Shareholders who intend to attend the meeting in person or by proxy should return the reply slip to the Company's principal place of business in the PRC or Hong Kong on or before Tuesday, February 27, 2007 by hand, by post or by fax. The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029). The contact persons are LIU Cheng (劉程) (Tel: (86 755) 2262 2101) and WANG Xiaoli (王小利) (Tel: (86 755) 2262 2828). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

6. Shareholders (in person or by proxy) attending the meeting are responsible for their own transportation and accommodation expenses. Shareholders or their proxies attending the meeting shall produce their identity documents.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Form of proxy for the Extraordinary General Meeting to be held on Monday, March 19, 2007

I/We (Note 1) ____

of ____

being the registered holder(s) of (Note 2) ____________________ domestic shares/H shares of RMB1.00 each in the share capital of Ping An Insurance (Group) Company of China, Ltd. (the "Company") **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** (Note 3) or ____

of ____

as my/our proxy to attend and act for me/us at the extraordinary general meeting of the Company to be held at 10:00 a.m. on Monday, March 19, 2007 at 6th Floor, Ping An Building, Ba Gua Road No. 3, Shenzhen, PRC (the "Meeting") (and any adjournment thereof) for the purposes of considering and, if thought fit, passing the resolutions as set out in the notice convening the Meeting and at the Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below (Note 4).

	ORDINARY RESOLUTIONS	For (Note 4)	Against (Note 4)
1.	To consider and approve the bank deposits arrangements between the Company and its subsidiaries and The Hongkong and Shanghai Banking Corporation Limited and the proposed annual cap for each of the three years ending December 31, 2009.		
2.	To consider and approve the bank deposits arrangements between the Company and its subsidiaries and Industrial and Commercial Bank of China Limited and Industrial and Commercial Bank of China (Asia) Limited and the proposed annual cap for each of the three years ending December 31, 2009.		
3.	To consider and approve the bank deposits arrangements between the Company and its subsidiaries and Ping An Bank Limited and the proposed annual cap for each of the three years ending December 31, 2009.		
4.	To consider and approve the appointment of Mr. Wang Zhongfu as an independent non-executive director of the Company with immediate effect.		
5.	To consider and approve the appointment of Mr. Zhang Hongyi as an independent non-executive director of the Company with immediate effect.		
6.	To consider and approve the appointment of Mr. Chen Su as an independent non-executive director of the Company with immediate effect.		
7.	To consider and approve the annual directors' fee of RMB200,000 for each of the domestic independent non-executive directors of the Company.		

Date: ______________________ Signature(s) (Note 5): ______________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all shares registered in your name(s). Please also strike out the type of shares (domestic shares or H shares) to which the proxy does not relate.

3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "THE CHAIRMAN OF THE MEETING" and insert the name and address of the proxy desired in the space provided. A shareholder entitled to attend and vote at the Meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**

4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** If no direction is given, your proxy may vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

5. This form of proxy must be signed by you or your attorney duly authorised in writing. In case of a corporation, the same must be either under its common seal or under the hand of its director(s) or duly authorised attorney(s). If the form of proxy is signed by an attorney of the shareholder, the power of attorney authorising that attorney to sign or other authorization document must be notarised.

6. In case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he is solely entitled thereto. However, if more than one of such joint holders are present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the register of members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holder(s).

7. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the Secretariat of the Board of Directors of the Company for holders of domestic shares and at the H share registrar of the Company for holders of H shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the meeting if he so wishes. The H share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

8. Shareholders or their proxies attending the Meeting shall produce their identity documents.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Reply Slip for Extraordinary General Meeting

To: Ping An Insurance (Group) Company of China, Ltd. (the "Company")

I/We *(Note 1)* ____

of ____

being the registered holder(s) of *(Note 2)* ______________________ domestic shares/H shares of RMB1.00 each in the share capital of the Company hereby inform the Company that I/we intend to attend the extraordinary general meeting of the Company to be held at 10:00 a.m. on Monday, March 19, 2007 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC or to appoint a proxy to attend on my/our behalf.

Date: ______________________ Signature(s): ______________________

Notes:

1. Please insert full name(s) and address(es) as shown in the register of members in **BLOCK CAPITALS.**

2. Please insert the number of shares registered in your name(s). Please also strike out the irrelevant type of shares (domestic shares or H shares).

3. The completed and signed reply slip should be delivered to the Company's principal place of business in PRC or Hong Kong on or before Tuesday, February 27, 2007 by hand, by post or by fax.

   The Company's principal place of business in PRC is at Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2318)

ANNOUNCEMENT

DETERMINATION OF INDICATIVE PRICE RANGE FOR A SHARE ISSUE

SUMMARY

The indicative price range for the A Share Issue has been set at RMB31.80 per share to RMB33.80 per share.

Reference is made to the Company's announcements dated September 26, 2006, October 11, 2006, November 13, 2006, January 26, 2007 and February 1, 2007 and circular to Shareholders dated October 16, 2006 in respect of the proposed A Share Issue. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as in the said circular.

Following completion of preliminary price consultation among 137 qualified institutions which meet the requirements of the relevant PRC laws and regulations, conducted from February 2, 2007 to February 7, 2007 in the PRC as required by the relevant PRC regulations, the Company and the joint lead underwriters for the A Share Issue have set an indicative price range for the A Share Issue at RMB31.80 per share to RMB33.80 per share.

An announcement regarding the indicative price range of the A Share Issue will be published in the newspapers in the PRC on February 9, 2007.

The indicative price range was determined based on factors including results of preliminary price consultation and market conditions, taking into consideration recent prices at which the Company's H Shares have been trading on the Hong Kong Stock Exchange, the Company's specific circumstances, the industry's situations and the valuations of comparable companies.

By order of the Board
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, February 8, 2007

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

"Please also refer to the published version of this announcement in the South China Morning Post"

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2318)

ANNOUNCEMENT
Determination of Offer Size and Offer Price for A Share Issue

SUMMARY

Pursuant to the A Share Issue, the Company will issue 1.15 billion A Shares at the final offer price of RMB33.80 per share.

Reference is made to the Company's announcements dated September 26, 2006, October 11, 2006, November 13, 2006, January 26, 2007, February 1, 2007 and February 8, 2007 and circular to Shareholders dated October 16, 2006, in respect of the proposed A Share Issue. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as in the said circular.

Pursuant to the A Share Issue, the Company will issue 1.15 billion A Shares at the offer price of RMB33.80 per share.

An announcement regarding the offer price and offer size of the A Share Issue will be published in several newspapers in the PRC including the China Securities Journal, Shanghai Securities News, Securities Times and Securities Daily on February 14, 2007.

By order of the Board
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, February 13, 2007

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

"Please also refer to the published version of this announcement in the South China Morning Post"

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated 27 August 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China, Ltd. and Ping An Health Insurance Company of China, Ltd. for the period from 1 January 2007 to 31 January 2007 were RMB 7,574 million, RMB 2,149 million and 0.06 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in according with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

Shenzhen, PRC, 16 February 2007

By order of the Board
Yao Jun
Joint Company Secretary

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. This announcement does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase any securities.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA,LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

Completion of A Share Issue

Acquisition of remaining equity interests in Ping An Bank Limited (Overseas regulatory announcement)

The Company is pleased to announce that the A Shares of the Company will be listed and commence trading on the Shanghai Stock Exchange on March 1, 2007.

As part of the Group's strategy to consolidate the banking business of the Group and to rationalise the Group structure, Shenzhen Commercial Bank Company Limited, a 89.36% owned subsidiary of the Company, had entered into equity transfer agreements on February 16, 2007 with The Hongkong and Shanghai Banking Corporation and China Ping An Trust & Investment Co., Ltd, a 99.88% owned subsidiary of the Company, respectively to conditionally acquire 27% and 73% equity interests in Ping An Bank Limited.

Reference is made to the Company's announcements dated September 26, 2006, October 11, 2006, November 13, 2006, January 26, 2007, February 1, 2007, February 8, 2007 and February 13, 2007 and circular to Shareholders dated October 16, 2006, in respect of the proposed A Share Issue. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as in the said circular.

The Company is pleased to announce that the A Share Issue has been completed. The A Shares of the Company will be listed and commence trading on the Shanghai Stock Exchange on March 1, 2007. Some key information in respect of the A Shares listing is as follows:

Placing of listing	:	Shanghai Stock Exchange
Date of listing	:	March 1, 2007
Stock Name	:	Ping An of China
Stock Code	:	601318
Total number of issued shares in the Company after the A Share Issue	:	7,345,053,334 (comprising 2,558,643,698 H Shares and 4,786,409,636 A Shares)

Following the A Share Issue pursuant to the approval of Relevant Governing Authorities, all the existing Domestic Shares issued before the A Share Issue have been registered with China Securities Depository and Clearing Corporation Limited as circulative A shares, which save and except for the lock-up periods, carry the same rights as other A Shares issued by the Company.

The Company will publish a full announcement in the newspapers in the PRC on February 28, 2007. The said announcement will set out the above information, details of the A Share Issue as well as basic information about the Company. The announcement can be viewed at the website of the Shanghai Stock Exchange (www.sse.com.cn) with effect from February 28, 2007.

Acquisition of remaining equity interests in Ping An Bank Limited (Overseas regulatory announcement)

As part of the Group's strategy to consolidate the banking business of the Group and to rationalise the Group structure, Shenzhen Commercial Bank Company Limited, a 89.36% owned subsidiary of the Company, had entered into equity transfer agreements on February 16, 2007 with The Hongkong and Shanghai Banking Corporation and China Ping An Trust & Investment Co., Ltd, a 99.88% owned subsidiary of the Company, respectively to acquire 27% and 73% equity interests in Ping An Bank Limited. The equity transfer is conditional upon approval by the shareholders of Shenzhen Commercial Bank Company Limited in general meeting and approval by the China Banking Regulatory Commission.

By order of the Board
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, February 27, 2007

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

"Please also refer to the published version of this announcement in the South China Morning Post"

FORM I

Ping An Insurance (Group) Company of China, Ltd.
Monthly Return on Movement of Listed Equity Securities
For the month ended 28 February 2007

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited
cc : Ping An Insurance (Group) Company of China, Ltd. – Yao Jun (by email)
Natalia Seng, Joint Company Secretaries (by fax 2262 7878)

From : Computershare Hong Kong Investor Services Limited
(Name of Company)

Pamela Chung (Senior Vice President - Client Services) Tel No.: 2862 8512
(Name of Responsible Official)

Date : 1 March 2007

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

1. Ordinary shares:
2. Preference shares:
3. Other classes of shares:✓ please specify: H shares
4. Warrants: please specify:

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (RMB)	Authorised Share Capital (RMB)
Balance at close of preceding month:	N/A		
Increase/(Decrease): (EGM approval date:)	–		
Balance at close of the month:	N/A		

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	2,558,643,698	–	--
Increase/(Decrease) during the month:	--	–	--
Balance at close of the month:	2,558,643,698	--	--

(D) **Details of Movement:**

*please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. ______ *Exercise price: HK$* ______ 2. ______ *Exercise price: HK$* ______						Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ *Subscription price: HK$* ______ 2. ______ *Subscription price: HK$* ______						Nil
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ *Convertible price: HK$* ______						Nil
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				
Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						Nil

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Remarks:

Authorised Signatory

Name: Pamela Chung
Title: Senior Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

中国平安 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**"). It is expected that the net profit of the Company for the year ended 31 December 2006 prepared in accordance with generally accepted accounting principles in the People's Republic of China ("**PRC GAAP**") may increase by over 50% as compared to the Company's net profit for the year ended 31 December 2005.

Shareholders and investors of the Company are advised to exercise caution when dealing in the shares of the Company.

This announcement is made pursuant to Rule 13.09(2) of the Listing Rules. It is expected that the net profit of the Company for the year ended 31 December 2006 prepared in accordance with PRC GAAP may increase by over 50% as compared to the Company's net profit for the year ended 31 December 2005. In accordance with the Listing Rules of the Shanghai Stock Exchange, the Company will publish the following announcement in designated newspapers in the People's Republic of China on 15 March 2007:

* * * * *

Ping An Insurance (Group) Company of China, Ltd.
Announcement on Estimated Increase in Results for 2006

(1) Estimated results for 2006

1. Estimated results period : 1 January 2006 to 31 December 2006

2. Estimated results : Based on preliminary calculations, the net profit of the Company for the year 2006 prepared in accordance with PRC GAAP may increase by over 50% as compared to the Company's net profit for the previous year. Detailed financial information of the Company will be published in the Company's 2006 annual report.

(2) Results for 2005

The net profit of the Company for the year ended 31 December 2005 prepared in accordance with PRC GAAP was RMB3,338,000,000 and the earnings per share was RMB0.54.

(3) Reasons for increase in estimated results

China's economy performed well in 2006, with a steady growth in citizen's consumption. Under the favourable macro-economic conditions, the Company achieved encouraging growth in profitability in every segment of its business. In particular, the Company's core insurance businesses recorded historical highs in terms of net profit. Meanwhile, benefiting externally from a stronger domestic capital market and appropriate investment strategies, the Company's total investment yield also increased rapidly.

Board of directors of
Ping An Insurance (Group) Company of China, Ltd.

* * * * *

Shareholders and investors of the Company are advised to exercise caution when dealing in the shares of the Company.

By order of the Board of Directors
Ping An Insurance (Group) Company of China, Ltd.
Ma Mingzhe
Chairman and Chief Executive Officer

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

"Please also refer to the published version of this announcement in the South China Morning Post"

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09(2) of the Hong Kong Listing Rules.

Ping An Life has made an application to subscribe for 600 million shares in China Minsheng Banking Corp., Ltd., a company which issued shares are listed on the Shanghai Stock Exchange (stock code 600016) pursuant to a private placement. The board of directors of Minsheng Bank announced on March 19, 2007 that it had resolved to allot 600 million shares pursuant to a private placement to Ping An Life at the subscription price of RMB9.08 per share, with a 12 months' lock-up period. The Subscription is subject to a formal allotment confirmation and the entering into of a subscription agreement between Minsheng Bank and Ping An Life following final determination of all the successful subscribers.

Should the Subscription be proceeded with, the Subscription will constitute a discloseable transaction of the Company under the Hong Kong Listing Rules. The Company will comply with the relevant provisions in Chapter 14 of the Hong Kong Listing Rules in such event, including the issue of an announcement upon entering into of the subscription agreement and despatch of circular to shareholders.

Shareholders and potential investors of the Company should note that the Subscription is subject to a formal allotment confirmation and the entering into of a subscription agreement and are recommended to exercise caution in dealing in the Company's shares.

This announcement is made pursuant to Rule 13.09(2) of the Listing Rules.

Ping An Life Insurance Company of China, Ltd. ("**Ping An Life**"), a 99% owned subsidiary of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**"), has made an application to subscribe (the "**Subscription**") for 600 million shares in China Minsheng Banking Corp., Ltd. ("**Minsheng Bank**"), a company which issued shares are listed on the Shanghai Stock Exchange (stock code 600016) pursuant to a private placement. In accordance with the Listing Rules of the Shanghai Stock Exchange, the board of directors of Minsheng Bank announced on March 19, 2007 that it had resolved to allot 600 million shares pursuant to a private placement to Ping An Life at the subscription price of RMB9.08 per share, with a 12 months' lock-up period. The Subscription is subject to a formal allotment confirmation and the entering into of a subscription agreement between Minsheng Bank and Ping An Life following final determination of all the successful subscribers.

In accordance with the Listing Rules of the Shanghai Stock Exchange, the Company has also published an announcement in designated newspapers in the People's Republic of China on March 19, 2007 setting out the above. Should the Subscription be proceeded with, the Subscription will constitute a discloseable transaction of the Company under the Rules Governing the Listing of Securities on The Hong Kong Stock Exchange (the "**Hong Kong Listing Rules**"). The Company will comply with the relevant provisions in Chapter 14 of the Hong Kong Listing Rules in such event, including the issue of an announcement upon entering into of the subscription agreement and despatch of circular to shareholders.

Shareholders and potential investors of the Company should note that the Subscription is subject to a formal allotment confirmation and the entering into of a subscription agreement and are recommended to exercise caution in dealing in the Company's shares.

By order of the Board of Directors
Ping An Insurance (Group) Company of China, Ltd.
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, March 19, 2007

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

"Please also refer to the published version of this announcement in the South China Morning Post"

中国平安
平安·保险 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China, Ltd. and Ping An Health Insurance Company of China, Ltd. for the period from January 1, 2007 to February 28, 2007 were RMB 13,793.02 million, RMB 3,311.06 million and RMB 0.06 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, March 20, 2007

As at the date of this announcement, the Executive Directors of the Company are: Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are: Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2318)

Voting results of the Extraordinary General Meeting held on Monday, March 19, 2007

Reference is made to the announcement of the Ping An Insurance (Group) Company of China, Ltd. (the "Company") dated January 30, 2007, the notice of extraordinary general meeting and the circular of the Company (the "Circular"), both dated February 2, 2007. Terms used in this announcement shall, unless otherwise defined, have the same respective meanings as defined in the Circular.

The Board is pleased to announce that the EGM was held at 10:00 a.m. on Monday, March 19, 2007 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC. The number of issued shares of the Company as at the date of the EGM was 7,345,053,334 shares, which was the total number of shares entitling the holders to attend and vote for or against any of the resolutions proposed at the EGM.

In accordance with the Listing Rules, voting was conducted by way of poll and HSBC Insurance Holdings Limited, the Hongkong and Shanghai Banking Corporation Limited ("HSBC") and HSBC CCF Financial Products (France) SNC ("HSBC CCF") and their respective associates abstained from voting on the resolutions in relation to the bank deposit arrangements maintained by the Company with HSBC and the bank deposit arrangements maintained by the Company with Ping An Bank Limited at the EGM.

To the best knowledge, information and belief of the Directors, other than HSBC Insurance Holdings Limited, HSBC and HSBC CCF, which held 618,886,334 shares (approximately 8.42%), 613,929,279 shares (approximately 8.36%) and 884,775 shares (approximately 0.012%) in the issued share capital of the Company respectively as at the date of the EGM, no other shareholder has a material interest in the Non-exempt Continuing Connected Transactions and is required to abstain from voting at the EGM.

The shareholders and authorised proxies holding an aggregate of 5,138,094,375 shares, representing approximately 69.95% of the total voting shares of the Company were present at the EGM. The holding of the EGM was in compliance with the requirements of the Company Law of the PRC and the provisions of the Articles of Association of the Company. The EGM was chaired by Mr. Ma Mingzhe, the Chairman of the Board and Chief Executive Officer of the Company. Computershare Hong Kong Investor Services Limited, the Company's H share Registrar, was appointed by the Company as the scrutineer for the vote-taking at the EGM.

All resolutions as set out in the notice of the EGM were duly passed. The poll results in respect of the resolutions proposed at the EGM were as follows:

ORDINARY RESOLUTIONS	Total number of votes	
	For	Against
1. To consider and approve the bank deposit arrangements between the Company and its subsidiaries and The Hongkong and Shanghai Banking Corporation Limited and the proposed annual cap for each of the three years ending December 31, 2009.	3,905,278,762 (100%)	0 (0%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
2. To consider and approve the bank deposit arrangements between the Company and its subsidiaries and Industrial and Commercial Bank of China Limited and Industrial and Commercial Bank of China (Asia) Limited and the proposed annual cap for each of the three years ending December 31, 2009.	5,138,094,375 (100%)	0 (0%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3. To consider and approve the bank deposit arrangements between the Company and its subsidiaries and Ping An Bank Limited and the proposed annual cap for each of the three years ending December 31, 2009.	3,905,278,762 (100%)	0 (0%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
4. To consider and approve the appointment of Mr. Wang Zhongfu as an independent non-executive director of the Company.	5,138,094,375 (100%)	0 (0%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
5. To consider and approve the appointment of Mr. Zhang Hongyi as an independent non-executive director of the Company.	5,138,094,375 (100%)	0 (0%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
6. To consider and approve the appointment of Mr. Chen Su as an independent non-executive director of the Company.	5,138,094,375 (100%)	0 (0%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
7. To consider and approve the annual directors' fee of RMB200,000 for each of the domestic independent non-executive directors of the Company.	5,138,094,375 (100%)	0 (0%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

RESIGNATION OF NON-EXECUTIVE DIRECTORS

The Board announces that Mr. Huang Jianping, Mr. Shi Yuxin and Mr. Dou Wenwei resigned as non-executive Directors. As explained in the Circular, their resignations were subject to and effective upon the approval of the new independent non-executive Directors' appointment by the Company's shareholders at the EGM so as to enable the Company to further enhance its corporate governance. All three Directors have confirmed that they have no disagreement with the Board and there is no matter relating to their resignation that needs to be brought to the attention of the shareholders of the Company.

The Board would like to thank Mr. Huang, Mr. Shi and Mr. Dou for their valuable contribution to the Company during their tenure of office.

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

By order of the Board of Directors
Ping An Insurance (Group) Company of China, Ltd.
Yao Jun **Natalia Seng**
Joint Company Secretaries

Shenzhen, PRC, March 19, 2007

"Please also refer to the published version of this announcement in the South China Morning Post"

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

The board of directors (the "**Board**") of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") is pleased to announce that the appointments of Mr. Zhang Hongyi and Mr. Chen Su as independent non-executive directors of the Company as approved by shareholders of the Company in general meeting on March 19, 2007 have been confirmed by the China Insurance Regulatory Commission. The particulars of Mr. Zhang and Mr. Chen are set out below:

Mr. Zhang Hongyi, aged 61, is a Senior Economist, a Fellow of the Hong Kong Institute of Bankers and a professor at the Graduate School of the People's Bank of China. Mr. Zhang is currently the Executive Vice President of China Development Institute (Shenzhen, PRC) and previously served as the President of the Shenzhen branch of Bank of China, Vice Mayor of Shenzhen, Deputy Director of Hong Kong & Macau Management Division of Bank of China, Chairman of the Nanyang Commercial Bank and Chairman of Hua Chiao Commercial Bank Ltd, Vice Chairman of Bank of China Credit Card (International) Company Limited, General Manager of the Macau branch of Bank of China, Executive Vice President of BANCO TAI FUNG, Chairman of Nam Tung (Macau) Investment Co., Ltd., Chairman of Zhuhai Nantong Bank, Chairman of the Macau Bankers Association and Member of the Macau SAR Economics Affairs Committee. Mr. Zhang has been appointed as an independent non-executive director to hold office until the expiration of the term of the current Board, which was appointed for 3 years at the annual general meeting held on May 25, 2006.

Mr. Chen Su, aged 49, is a research fellow & tutor of PhD students, currently the Joint Secretary to the Committee of the Communist Party of China at the Institute of Law at the Chinese Academy of Social Science and International Law Research Centre, the Deputy Director of the Research Department of the Institute of Law and the Deputy Director of the Research Department of the Institute of International Law and the Deputy Chairman of the Business Law Research Department of the Chinese Law Association. Mr. Chen was also a member of the Special Committee for Company Law Amendments of the Legality Office of the State Council and a member of the Special Committee for Securities Law Amendments of the Financial and Economics Affairs Committee of the National People's Congress. Mr. Chen has been appointed as an independent non-executive director to hold office until the expiration of the term of the current Board, which was appointed for 3 years at the annual general meeting held on May 25, 2006.

Neither Mr. Zhang nor Mr. Chen has any relationship with the other directors, supervisors, senior management or substantial or controlling shareholders of the Company. As at the date of this announcement, neither of them has any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There is no information which is discloseable nor is/was either of Mr. Zhang or Mr. Chen involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

The Board would also like to announce that due to personal work commitments, Mr. Wang Zhongfu, whose appointment was approved by shareholders of the said general meeting, formally requested the Board to allow him not to assume his appointment as a director of the Company. After due consideration, the Board agreed to accept Mr. Wang's request. Mr. Wang has confirmed that he has no disagreement with the Board and there is no matter relating to his decision that needs to be brought to the attention of the shareholders of the Company.

By order of the Board
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, March 30, 2007

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi and Chen Su.

"Please also refer to the published version of this announcement in the South China Morning Post"

FORM I

Ping An Insurance (Group) Company of China, Ltd.
Monthly Return on Movement of Listed Equity Securities
For the month ended 31 March 2007

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited
cc : Ping An Insurance (Group) Company of China, Ltd. – Yao Jun (by email)
Natalia Seng, Joint Company Secretaries (by fax 2262 7878)

From : Computershare Hong Kong Investor Services Limited
(Name of Company)

Pamela Chung (Senior Vice President - Client Services) Tel No.: 2862 8512
(Name of Responsible Official)

Date : 1 April 2007

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

1. Ordinary shares:
2. Preference shares:
3. Other classes of shares:✓ please specify: H shares
4. Warrants: please specify:

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (RMB)	Authorised Share Capital (RMB)
Balance at close of preceding month:	N/A		
Increase/(Decrease): (EGM approval date:)	--		
Balance at close of the month:	N/A		

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	2,558,643,698	--	--
Increase/(Decrease) during the month:	--	--	--
Balance at close of the month:	2,558,643,698	--	--

(D) Details of Movement:

*please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. ______ Exercise price: HK$ ______ 2. ______ Exercise price: HK$ ______						Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price: HK$ ______ 2. ______ Subscription price: HK$ ______						Nil
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$ ______						Nil
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: Nil

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Remarks:

Authorised Signatory

Name: Pamela Chung
Title: Senior Vice President - Client Services

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT OF AUDITED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2006

CHAIRMAN'S STATEMENT

In 2006, the PRC economy maintained stable and rapid growth while investment, export and consumers' spending increased steadily. As the reform of the financial sector progressed successfully and the financial regulatory system further matured, the financial and insurance industries also sustained a healthy growth momentum. By leveraging on our strong foundation and competitive advantages, Ping An successfully achieved its strategic targets and grew profitably across its broad portfolio of businesses in this favourable economic environment. For the year ended December 31, 2006, Ping An recorded a net profit of RMB8 billion and a total income of RMB87.9 billion, representing a substantial increase of 87.6% and 35.3% respectively over the previous year.

In 2006, we achieved historical breakthroughs as well as made new progress in various segments of our businesses.

Enhanced growth in core insurance businesses

Our life insurance and property and casualty insurance businesses continued to grow profitably. As our premium growth rate surpassed the average market growth rate, our market share increased accordingly. Cross-selling sustained a strong growth momentum. Service quality was continuously improved, resulting in customers foundation being further strengthened.

Major breakthrough in banking business

Ping An successfully acquired Shenzhen Commercial Bank and formed a professional banking management team with extensive international experience. We will complete the integration of Ping An Bank and Shenzhen Commercial Bank in 2007 subject to the approval of the China Banking Regulatory Commission ("CBRC"). After restructuring, our banking business will expand from Shenzhen to Shanghai, Fuzhou and other cities, and gradually develop a nationwide platform.

Steady progress in investment and asset management business

With more liberal investment policies, our professional and internationally experienced investment team delivered record high investment returns. In addition to a steady growth in our own assets, we had a good start in the development of third party assets management business, where the total assets held in trust exceeded RMB16 billion.

Development of annuity business network

Ping An Annuity was approved by the China Insurance Regulatory Commission ("CIRC") to build a nationwide distribution and service network in 127 cities across 35 provinces. We will gradually expand our annuity business across the country.

Along with the steady achievements in our portfolio of businesses, Ping An has won various recognitions and awards. In 2006, Ping An was awarded one of "Asia's Best Managed Companies" by Euromoney and was honored as one of the "Most Respectable Enterprises" for the fifth consecutive year. In a customer satisfaction survey of the life insurance sector in the PRC conducted by the CIRC, Ping An Life was ranked the first among 24 participants in terms of customer service satisfaction and other aspects.

Looking ahead at 2007, it is expected that the PRC economy will continue to develop rapidly and positively, personal wealth will continue to increase, and the opening up of the financial sector in the PRC to foreign entities will be accelerated. The Group is expected to benefit from all these developments. Ping An will adhere to its strategic missions and visions, maintain its leading position in the domestic market, create synergy across our portfolio of businesses, execute our "One Customer, Multiple Products" strategy, and constantly enhance our competitive advantages.

Prior to the release of this announcement, Ping An successfully completed its issue of A shares in the PRC capital market with overwhelming levels of oversubscription. As a domestic financial enterprise, the Group will benefit from this A shares listing in terms of its brand recognition, reputation and transparency in the PRC market, thus laying a solid foundation for our long-term development.

I would like to take this opportunity to express my sincere thanks to our customers, shareholders and members of the public for their wholehearted support to the Group.

KEY FINANCIAL AND OPERATION INFORMATION

Life Insurance

The following tables set forth certain financial and operating data for our life insurance business:

For the year ended December 31, (in RMB million, except percentages)	**2006**	2005
Gross written premiums and policy fees	**53,622**	46,945
Individual life insurance	**45,870**	38,758
Bancassurance	**928**	1,133
Group insurance	**6,824**	7,054
Premium deposits	**15,158**	11,746
Individual life insurance	**9,296**	7,411
Bancassurance	**5,284**	4,091
Group insurance	**578**	244
Gross written premiums, policy fees and premium deposits	**68,780**	58,691
Market share of gross written premiums, policy fees and premium deposits[(1)]	**17.0%**	16.1%

(1) Based on our PRC Accounting Standards financial data and PRC insurance industry data calculated in accordance with PRC Accounting Standards and published by the National Bureau of Statistics of China.

As at or for the year ended December 31,	**2006**	2005
Number of customers:		
Individual (in thousand)	**31,761**	30,312
Corporate (in thousand)	**307**	267
Total (in thousand)	**32,068**	30,579
Persistency ratio:		
13-month	**89.0%**	85.9%
25-month	**80.3%**	81.9%
Agent productivity:		
First year premiums, policy fees and premium deposits per agent per month	**4,737**	4,446
New life insurance policies per agent per month	**2.1**	2.3

The following table sets forth certain information of our life insurance distribution channels as at the dates indicated:

As at December 31,	**2006**	2005
Number of individual life sales agents	**205,437**	200,193
Number of group sales representatives	**2,127**	1,644
Bancassurance outlets	**24,214**	27,222

Property and Casualty Insurance

The following tables set forth certain financial and operating data for our property and casualty insurance business:

For the year ended December 31, (in RMB million, except percentages)	**2006**	2005
Gross written premiums	**16,074**	12,076
Automobile	**11,057**	7,497
Non-automobile	**4,207**	4,044
Accident and health	**810**	535
Market share of gross written premiums[1]	**10.7%**	9.9%

(1) Based on our PRC Accounting Standards financial data and PRC insurance industry data calculated in accordance with PRC Accounting Standards and published by the National Bureau of Statistics of China.

As at or for the year ended December 31,	**2006**	2005
Combined ratio:		
Expense ratio	**25.8%**	23.3%
Loss ratio	**69.6%**	72.0%
Combined ratio	**95.4%**	95.3%
Number of customers:		
Individual (in thousand)	**6,222**	6,006
Corporate (in thousand)	**1,724**	1,680
Total (in thousand)	**7,946**	7,686

The following table sets forth certain information of our property and casualty insurance distribution channels as at the dates indicated:

As at December 31,	2006	2005
Number of direct sales representatives	**8,424**	7,708
Number of insurance agents	**10,868**	6,176

Consolidated Investment Income

For the year ended December 31, (in RMB million, except percentages)	2006	2005
Net investment income	**12,198**	9,338
Net realized and unrealized gains	**9,673**	317
Total investment income	**21,871**	9,655
Net investment yield[1]	**4.6%**	4.2%
Total investment yield[1]	**8.3%**	4.3%

(1) Lease income from investment properties and foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yields.

The following table presents our investment portfolio allocations among the major categories of our investments:

As at December 31, (in RMB million, except percentages)	2006		2005	
	Carrying Value	**% of Total**	Carrying Value	% of Total
Fixed maturity investments				
Term deposits[3]	**59,107**	**18.8%**	69,015	28.0%
Bond investments[1][3]	**206,881**	**65.9%**	159,776	64.9%
Other fixed maturity investments	**1,600**	**0.5%**	864	0.4%
Equity investments[2][3]	**44,791**	**14.3%**	15,244	6.2%
Investment properties	**1,528**	**0.5%**	1,243	0.5%
Total investments	**313,907**	**100.0%**	246,142	100.0%

(1) Bond investments include the carrying value of derivatives embedded with the host contracts.
(2) Equity investments include equity investment funds, equity securities and investment in an associate.
(3) The above figures exclude items that are classified as cash and cash equivalents.
(4) Certain comparative figures have been reclassified to conform to current year's presentation.

FINANCIAL STATEMENTS

A. Prepared in accordance with International Financial Reporting Standards ("IFRSs")

Consolidated Income Statement
For the year ended December 31, 2006

For the year ended December 31, (in RMB million)	*Notes*	**2006**	2005
Gross written premiums and policy fees	*4*	**69,696**	59,021
Less: Premiums ceded to reinsurers		**(4,271)**	(4,241)
Net written premiums and policy fees		**65,425**	54,780
Increase in unearned premium reserves, net		**(2,412)**	(1,581)
Net earned premiums		**63,013**	53,199
Reinsurance commission income		**1,549**	1,371
Interest income of banking operations	*5*	**192**	25
Other fees and commission income		**615**	254
Investment income	*6*	**21,871**	9,655
Other income		**703**	491
Total income		**87,943**	64,995
Change in deferred policy acquisition costs		**5,480**	3,830
Claims and policyholders' benefits		**(66,068)**	(50,375)
Changes in fair value of derivative financial liabilities		**100**	(6)
Commission expenses of insurance operations		**(8,078)**	(5,928)
Interest expenses of banking operations	*5*	**(80)**	(7)
Other fees and commission expenses		**(50)**	(18)
Loan loss provisions, net of reversals		**(3)**	73
Foreign currency losses		**(466)**	(405)
General and administrative expenses		**(10,230)**	(7,347)
Total expenses		**(79,395)**	(60,183)
Operating profit before tax	*7*	**8,548**	4,812
Income taxes	*8*	**(548)**	(547)
Net profit		**8,000**	4,265
Attributable to:			
– Equity holders of the parent		**7,838**	4,226
– Minority interests		**162**	39
		8,000	4,265
		RMB	RMB
Earnings per share for net profit attributable to equity holders of the parent – basic	*10*	**1.27**	0.68

Consolidated Balance Sheet
As at December 31, 2006

As at December 31, (in RMB million)	2006	2005
ASSETS		
Balances with central bank and statutory deposits	**9,234**	1,260
Cash and amounts due from banks and other financial institutions	**95,912**	81,082
Fixed maturity investments	**215,640**	160,613
Equity investments	**46,729**	20,865
Derivative financial assets	**21**	27
Loans and advances to customers	**49,152**	531
Investments in associates	**176**	3
Premium receivables	**2,939**	749
Reinsurance assets	**4,130**	4,185
Policyholder account assets in respect of insurance contracts	**20,961**	12,820
Policyholder account assets in respect of investment contracts	**3,971**	3,078
Deferred policy acquisition costs	**31,866**	26,428
Investment properties	**1,528**	1,243
Property and equipment	**4,766**	3,538
Intangible assets	**1,484**	1,411
Deferred income tax assets	**417**	–
Other assets	**5,383**	1,873
Total assets	**494,309**	319,706
EQUITY AND LIABILITIES		
Equity		
Share capital	**6,195**	6,195
Reserves	**29,703**	21,493
Retained profits	**10,477**	5,308
Equity attributable to equity holders of the parent	**46,375**	32,996
Minority interests	**1,375**	526
Total equity	**47,750**	33,522
Liabilities		
Due to banks and other financial institutions	**5,138**	37
Assets sold under agreements to repurchase	**13,436**	7,095
Derivative financial liabilities	**178**	133
Customer deposits	**75,960**	1,825
Insurance contract liabilities	**330,213**	263,025
Investment contract liabilities for policyholders	**4,233**	3,092
Policyholder dividend payable and provisions	**4,107**	2,864
Income tax payable	**691**	445
Deferred income tax liabilities	**1,657**	49
Other liabilities	**10,946**	7,619
Total liabilities	**446,559**	286,184
Total equity and liabilities	**494,309**	319,706

Consolidated Statement of Changes in Equity

For the year ended December 31, 2006

		Equity attributable to equity holders of the parent									
			Reserves								
(in RMB million)	*Notes*	Share capital	Capital reserve	Surplus reserve fund	Statutory public welfare fund	General reserve	Net unrealized gains/ (losses)	Foreign currency translation differences	Retained profits	Minority interests	Total
As at January 1, 2006		**6,195**	**14,835**	**4,743**	**783**	**430**	**715**	**(13)**	**5,308**	**526**	**33,522**
Net profit for 2006		**-**	**-**	**-**	**-**	**-**	**-**	**-**	**7,838**	**162**	**8,000**
Net gains on available-for-sale investments		**-**	**-**	**-**	**-**	**-**	**11,861**	**-**	**-**	**118**	**11,979**
Net gains on available-for-sale investments removed from equity and reported in net profit		**-**	**-**	**-**	**-**	**-**	**(2,996)**	**-**	**-**	**(30)**	**(3,026)**
Deferred tax recognized, net	*8*	**-**	**-**	**-**	**-**	**-**	**(1,330)**	**-**	**-**	**(13)**	**(1,343)**
Changes in equity interests in subsidiaries		**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**54**	**54**
Acquisition of subsidiaries		**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**617**	**617**
Dividends declared	9	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(1,982)**	**-**	**(1,982)**
Transfer to statutory surplus reserve fund		**-**	**-**	**783**	**(783)**	**-**	**-**	**-**	**-**	**-**	**-**
Appropriations to statutory reserve		**-**	**-**	**600**	**-**	**-**	**-**	**-**	**(600)**	**-**	**-**
Increase in general reserve		**-**	**-**	**-**	**-**	**87**	**-**	**-**	**(87)**	**-**	**-**
Currency translation adjustments		**-**	**-**	**-**	**-**	**-**	**-**	**(12)**	**-**	**(4)**	**(16)**
Dividends declared by subsidiaries		**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(55)**	**(55)**
As at December 31, 2006		**6,195**	**14,835**	**6,126**	**-**	**517**	**8,250**	**(25)**	**10,477**	**1,375**	**47,750**
As at January 1, 2005		6,195	14,835	4,409	616	395	(738)	-	2,485	430	28,627
Net profit for 2005		-	-	-	-	-	-	-	4,226	39	4,265
Net gains on available-for-sale investments		-	-	-	-	-	1,715	-	-	18	1,733
Net gains on available-for-sale investments removed from equity and reported in net profit		-	-	-	-	-	(5)	-	-	-	(5)
Deferred tax recognized, net		-	-	-	-	-	(257)	-	-	(3)	(260)
Change in equity interests in subsidiaries		-	-	-	-	-	-	-	-	46	46
Increase in general reserve		-	-	-	-	35	-	-	(35)	-	-
Dividends declared	9	-	-	-	-	-	-	-	(867)	-	(867)
Currency translation adjustments		-	-	-	-	-	-	(13)	-	(4)	(17)
Appropriations to statutory reserve		-	-	334	167	-	-	-	(501)	-	-
As at December 31, 2005		6,195	14,835	4,743	783	430	715	(13)	5,308	526	33,522

Supplementary Information

1. Organization and principal activities

Ping An Insurance (Group) Company of China, Ltd. (the "Company") was incorporated in Shenzhen, the People's Republic of China (the "PRC") on March 21, 1988. Its business scope includes investing in insurance enterprises, supervising and managing various domestic and overseas businesses of subsidiaries, and utilizing insurance funds. The Company and its principal subsidiaries (the "Group") are mainly engaged in the provision of life insurance, property and casualty insurance, banking and other financial services.

2. *Changes in accounting policies*

The Group has revised certain significant accounting policies following adoption of the following revised IFRSs which management considers to be most relevant to its current operations.

- *International Accounting Standard ("IAS") 39 Financial Instruments: Recognition and Measurement*

  Fair Value Option

  Effective January 1, 2006, the Group has adopted IAS 39 amendment on fair value option. As a result, the Group has an option to designate a financial asset or financial liability at fair value through profit or loss when one of the following conditions is met:

  - it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different basis; or
  - a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about such group is provided internally on that basis to an entity's key management personnel.

  During the year, the Group did not opt to designate significant new financial asset or liability at fair value through profit or loss.

- *IAS 39 Financial Instruments: Recognition and Measurement and IFRS 4 Insurance Contracts*

  Financial Guarantee Contracts

  Effective January 1, 2006, the Group has adopted IAS 39 and IFRS 4 amendments on financial guarantee contracts. Under the amended IAS 39, financial guarantee contracts that are not considered to be insurance contracts are recognized initially at fair value and generally remeasured at the higher of the amount determined in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with IAS 18 "Revenue".

  Other than any financial guarantee contracts issued by the Group's banking operations which are accounted for under IAS 39, the Group has previously regarded certain contracts it issued with financial guarantee element as insurance contracts and has used accounting applicable to insurance contracts, and accordingly has elected to apply IFRS 4 to account for such contracts.

- *IAS 19* *Amendment-Employee Benefits*
  IAS 21 *Amendment-The Effects of Changes in Foreign Exchange Rates*
  IAS 39 *Amendment-Cash Flow Hedge Accounting of Intra-group Transactions*
  IFRIC-Int 4 *Determining whether an Arrangement Contains a Lease*

  Other than additional disclosures, adoption of these revised standards and new interpretation did not have significant impact on the Group's financial statements.

The above revised accounting policies have no significant impact on these financial statements, and the Group considers other new or revised IFRSs and related pronouncements effective in 2006 do not have significant impact on these financial statements either.

3. *Segment reporting*

The Group's business segment information is currently divided into five business segments – life insurance business, property and casualty insurance business, banking business, corporate business, and other business. Segment net profit represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

The segment analysis for the year ended December 31, 2006 is as follows:

(in RMB million)	Life insurance	Property and casualty insurance	Banking	Corporate	Others	Elimination	Total
Income statement							
Gross written premiums and policy fees	53,622	16,074	-	-	-	-	69,696
Less: Premiums ceded to reinsurers	(631)	(3,640)	-	-	-	-	(4,271)
Increase in unearned premium reserves, net	(290)	(2,122)	-	-	-	-	(2,412)
Net earned premiums	52,701	10,312	-	-	-	-	63,013
Reinsurance commission income	278	1,271	-	-	-	-	1,549
Interest income of banking operations	-	-	192	-	-	-	192
Other fees and commission income	73	-	10	-	1,092	(560)	615
Investment income	19,298	684	44	1,321	535	(11)	21,871
Other income	524	46	22	29	223	(141)	703
Total income	72,874	12,313	268	1,350	1,850	(712)	87,943
Change in deferred policy acquisition costs	4,808	672	-	-	-	-	5,480
Claims and policyholders' benefits	(58,890)	(7,178)	-	-	-	-	(66,068)
Changes in fair value of derivative financial liabilities	104	-	-	-	(4)	-	100
Commission expenses of insurance operations	(6,559)	(1,572)	-	-	-	53	(8,078)
Interest expenses of banking operations	-	-	(80)	-	-	-	(80)
Other fees and commission expenses	(32)	-	(3)	-	(47)	32	(50)
Loan loss provisions, net of reversals	-	-	(2)	-	(1)	-	(3)
Foreign currency losses	(413)	(16)	(1)	(26)	(10)	-	(466)
General and administrative expenses	(6,007)	(3,029)	(86)	(891)	(833)	616	(10,230)
Total expenses	(66,989)	(11,123)	(172)	(917)	(895)	701	(79,395)
Operating profit before tax	5,885	1,190	96	433	955	(11)	8,548
Income taxes	(181)	(142)	(25)	(42)	(158)	-	(548)
Net profit	5,704	1,048	71	391	797	(11)	8,000

4. *Gross written premiums and policy fees*

For the year ended December 31, (in RMB million)	**2006**	2005
Gross written premiums, policy fees and premium deposits, as reported in accordance with PRC Accounting Standards	**85,984**	71,624
Less: Business tax and surcharges	**(1,130)**	(857)
Gross written premiums, policy fees and premium deposits (net of business tax and surcharges)	**84,854**	70,767
Less: Premium deposits allocated to policyholder contract deposits	**(11,553)**	(8,532)
Premium deposits allocated to policyholder accounts	**(3,322)**	(3,214)
Premium deposits allocated to investment contracts	**(283)**	–
Gross written premiums and policy fees	**69,696**	59,021
Long term life business gross written premiums and policy fees	**48,578**	42,420
Short term life business gross written premiums	**5,044**	4,525
Property and casualty business gross written premiums	**16,074**	12,076
Gross written premiums and policy fees	**69,696**	59,021

5. *Net interest income of banking operations*

(1) *Interest income of banking operations*

For the year ended December 31, (in RMB million)	**2006**	2005
Loans and advances to customers	**132**	6
Balances with central bank	**5**	–
Cash and amounts due from banks and other financial institutions	**55**	19
Total	**192**	25

(2) *Interest expenses of banking operations*

For the year ended December 31, (in RMB million)	**2006**	2005
Customer deposits	**47**	1
Due to banks and other financial institutions	**33**	6
Total	**80**	7

(3) *Net interest income of banking operations*

For the year ended December 31, (in RMB million)	**2006**	2005
Interest income of banking operations	**192**	25
Less: interest expenses of banking operations	**(80)**	(7)
Net interest income of banking operations	**112**	18

6. *Investment income*

(1) Net investment income

For the year ended December 31, (in RMB million)	**2006**	2005
Interest income on fixed maturity investments		
Bonds		
– Held-to-maturity	**4,836**	4,315
– Available-for-sale	**1,717**	1,154
– Carried at fair value through profit or loss	**92**	50
Term deposits		
– Loans and receivables	**2,991**	3,463
Others		
– Loans and receivables	**88**	63
Dividend income on equity investments		
Equity investment funds		
– Available-for-sale	**1,625**	82
– Carried at fair value through profit or loss	**548**	90
Equity securities		
– Available-for-sale	**237**	84
– Carried at fair value through profit or loss	**113**	11
Operating lease income from investment properties	**117**	107
Interest expenses on assets sold under agreements to repurchase	**(166)**	(81)
Total	**12,198**	9,338
Yield of net investment income (% per annum)	**4.6**	4.2

Lease income from investment properties and foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yield.

(2) Realized gains/(losses)

For the year ended December 31, (in RMB million)	**2006**	2005
Fixed maturity investments		
– Available-for-sale	**103**	258
– Carried at fair value through profit or loss	**170**	43
Equity investments		
– Available-for-sale	**2,923**	(253)
– Carried at fair value through profit or loss	**3,124**	(553)
Derivative financial instruments		
– Carried at fair value through profit or loss	**237**	–
Total	**6,557**	(505)

(3) *Unrealized gains/(losses)*

For the year ended December 31, (in RMB million)	**2006**	2005
Fixed maturity investments		
– Carried at fair value through profit or loss	**(9)**	10
Equity investments		
– Carried at fair value through profit or loss	**3,117**	808
Derivative financial instruments		
– Carried at fair value through profit or loss	**8**	4
Total	**3,116**	822

(4) *Total investment income*

For the year ended December 31, (in RMB million)	**2006**	2005
Net investment income	**12,198**	9,338
Realized gains/(losses)	**6,557**	(505)
Unrealized gains	**3,116**	822
Total	**21,871**	9,655
Yield of total investment income (% per annum)	**8.3**	4.3

Lease income from investment properties and foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yield.

7. ***Operating profit before tax***

(1) *Operating profit before tax is arrived at after charging/(crediting) the following items:*

For the year ended December 31, (in RMB million)	**2006**	2005
Employee costs *(Note 7(2))*	**5,121**	3,095
Provision for insurance guarantee fund	**271**	209
Depreciation of investment properties	**86**	50
Depreciation of property and equipment	**495**	486
Amortization of prepaid land premiums	**21**	20
Loss/(gain) on disposal of property and equipment and investment properties	**(45)**	19
Charge/(write-back) of impairment losses on investment properties, property and equipment, and prepaid land premiums	**(149)**	75
Provision for doubtful debts, net	**100**	122
Loan loss provisions, net of reversals	**3**	(73)
Auditors' remuneration:		
– Annual audit fees	**14**	10
Operating lease payments in respect of land and buildings	**525**	506

(2) *Employee costs*

For the year ended December 31, (in RMB million)	2006	2005
Wages, salaries and bonuses	**4,079**	2,626
Retirement benefits, social security contributions and welfare benefits	**1,042**	469
Total	**5,121**	3,095

8. ***Income taxes***

According to the "Provisional Regulations of the PRC on Enterprise Income Tax", the taxable income of the Group represents its income for financial reporting purposes, net of deductible and non-taxable items for income tax purposes. The enterprise income tax rates applicable to the Group, the subsidiaries and their branches during the year are as follows:

Tax	Subsidiaries and branches	Tax rate
Enterprise income tax in the PRC	– Located in Special Economic Zones and Ping An Bank	15%
	– Located outside the Special Economic Zones	33%
Hong Kong profits tax	– Subsidiaries in Hong Kong Special Administrative Region	17.5%

For the year ended December 31, (in RMB million)	2006	2005
Consolidated income statement		
Current income tax	**635**	396
Less: 2004 and 2005 tax credit received in 2006	**(289)**	–
	346	396
Deferred income tax relating to the origination and reversal of temporary differences:		
Policyholders' reserves	**(982)**	(451)
Claim reserves	**(270)**	(64)
Unearned premium reserves	**(2)**	46
Deferred policy acquisition costs	**1,134**	575
Fair value adjustment on financial assets and liabilities carried at fair value through profit or loss	**462**	54
Others	**(140)**	(9)
Total deferred income tax	**202**	151
Income taxes reported in consolidated income statement	**548**	547
Consolidated statement of changes in equity		
Deferred income tax related to net unrealized gains charged directly to equity	**1,343**	260

During 2006, the Group received an approval from the State Administration of Taxation that the tax-deductible salaries of Ping An Life and Ping An Property & Casualty for 2004 are RMB1,154 million and RMB700 million, respectively and that their respective tax-deductible salaries for the years from 2005 would be determined based on their prior year's tax-deductible salaries and other financial factors in the current year. In 2006, the Group received a tax credit of RMB289 million for the 2004 and 2005 income tax paid/payable by Ping An Life and Ping An Property & Casualty.

A reconciliation between tax expense and the product of accounting profit multiplied by the main applicable tax rate of 15% is as follows:

For the year ended December 31, (in RMB million)	**2006**	2005
Accounting profit before income taxes	**8,548**	4,812
Tax computed at the main applicable tax rate of 15% (2005: 15%)	**1,282**	722
Tax effect of income not taxable in determining taxable income	**(1,133)**	(580)
Tax effect of expenses not deductible in determining taxable income	**531**	228
Tax credit received	**(289)**	–
Tax effect of higher tax rate on branches and entities (in the PRC) that are located outside the Special Economic Zones	**157**	177
Income taxes reported in consolidated income statement	**548**	547

9. ***Dividends***

For the year ended December 31, (in RMB million)	**2006**	2005
Dividends on ordinary shares declared during the year:		
Final dividend for 2005: Nil (2004: RMB0.14)	**–**	867
Special interim dividend for 2006: RMB0.20 (2005: Nil)	**1,239**	–
Interim dividend for 2006: RMB0.12 (2005: Nil)	**743**	–
	1,982	867
Dividends on ordinary shares proposed for approval at annual general meeting (not recognized as a liability as at December 31):		
Final dividend for 2006: RMB0.22 (2005: Nil)	**1,616**	–

10. ***Earnings per share***

The basic earnings per share for the year is computed by dividing the net profit attributable to equity holders of the Company for the year by the weighted average number of 6,195,053,334 shares in issue during 2006 (2005: weighted average number of 6,195,053,334 shares in issue during the year).

The Company had no dilutive potential shares, hence no diluted earnings per share amount is presented.

11. ***Embedded value***

In order to provide investors with an additional tool to understand our economic value and business performance results, the Group has disclosed information regarding embedded value in this section. The embedded value represents the shareholders' adjusted net asset value plus the value of the Group's in-force life insurance business adjusted for the cost of regulatory solvency margin deployed to support this business. The embedded value excludes the value of future new business sales.

The calculation of embedded value necessarily makes a number of assumptions with respect to future experience. As a result, future experience may vary from that assumed in the calculation, and these variations may be material. The market value of the Group is measured by the value of the Group's shares on any particular day. In valuing the Group's shares, investors take into account a variety of information available to them and their own investment criteria, therefore these calculated values should not be constructed as a direct reflection of the actual market value.

Components of Economic Value

As at December 31, (in RMB million)	**2006**	2005
Adjusted net asset value	**46,282**	33,072
Value of in-force insurance business written prior to June 1999	**(20,932)**	(18,089)
Value of in-force insurance business written since June 1999	**48,011**	38,537
Cost of holding the required solvency margin	**(7,788)**	(5,157)
Embedded Value	**65,573**	48,363
Value of one year's new business	**6,007**	5,148
Cost of holding the required solvency margin	**(875)**	(609)
Value of one year's new business after cost of solvency	**5,132**	4,539

12. Distributable reserves

As at December 31, 2006, the Company's reserves available for distribution, calculated in accordance with the relevant regulations, totaled RMB1,686 million, of which RMB1,616 million has been proposed as a final dividend for the year. In addition, the Company's capital reserve and surplus reserve fund, in the amount of RMB20,961 million, may be distributed by a future capitalization issue.

13. Major customers

In the year under review, gross written premiums, policy fees and premium deposits from the Group's five largest customers accounted for less than 2% of the total gross written premiums, policy fees and premium deposits for the year.

None of the Directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the Directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers.

14. Contingent liabilities

(1) Guarantees

Shenzhen Ping An Real Estate Development Co., Ltd. provided guarantees for several loans under trust schemes managed by China Ping An Trust & Investment Co., Ltd. ("Ping An Trust"). The guarantees provided were RMB426 million as at December 31, 2006.

(2) Litigation

Owing to the nature of insurance and financial service business, the Group is involved in estimates, contingencies and legal proceedings in the ordinary course of business, including being the plaintiff or the defendant in litigation and arbitration. Legal proceedings mostly involve claims on the Group's insurance policies. Provision has been made for probable losses to the Group, including those claims where management can reasonably estimate the outcome of the lawsuits taking into account of any legal advice.

No provision has been made for pending lawsuits or possible violations of contracts when the outcome cannot be reasonably estimated or management believes the probability is low or remote. For pending lawsuits, management also believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group or any of its subsidiaries.

15. Post balance sheet events

1. Pursuant to the approval from the Company's shareholders and the China Securities Regulatory Commission, the Company issued 1.15 billion ordinary A-shares with par value of RMB1 at a price of RMB33.80 each in February 2007. The total cash consideration received, after deduction of issuance expenses, amounts to RMB38,222 million and the Company's registered and paid-up capital has increased to RMB7,345 million.

2. Pursuant to an agreement entered into by Shenzhen Commercial Bank Co., Ltd. ("SZCB"), Ping An Trust and HSBC in February 2007, SZCB will acquire all of the equity interest held by Ping An Trust and HSBC in Ping An Bank Limited ("Ping An Bank"). Upon completion of such transfer, the Group's equity interest in Ping An Bank will increase to 89.36%.

3. In March 2007, Ping An of China Asset Management (Hong Kong) Company Limited obtained a license issued by Securities and Futures Commission of Hong Kong to conduct asset management business.

4. During the 5th Session of the 10th National People's Congress, which was concluded on March 16, 2007, the PRC Corporate Income Tax Law ("the New Corporate Income Tax Law") was approved and will become effective on January 1, 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. Since the detailed implementation and administrative rules and regulations have not yet been announced, the future financial impact of the New Corporate Income Tax Law to the Group cannot be reasonably estimated at this stage.

5. On April 11, 2007, the directors proposed 2006 final dividend distribution of RMB0.22 per share totaling RMB1,616 million. This proposal is subject to Company shareholders' approval.

B. Prepared in accordance with PRC Accounting Standards

Consolidated Income Statement
For the year ended December 31, 2006

For the year ended December 31, (in RMB million)	**2006**	2005
Underwriting income		
Premium income	**85,955**	71,609
Reinsurance premium income	**29**	15
Less: Premium ceded to reinsurers	**(4,271)**	(4,241)
Total underwriting income	**81,713**	67,383
Underwriting expenses		
Claim expenses	**(10,721)**	(8,222)
Less: Claims recoverable from reinsurers	**2,446**	2,475
Subrogation income	**46**	49
Claims for reinsurance accepted	**(9)**	(4)
Payments on death and medical claims	**(1,087)**	(982)
Payments on maturities	**(3,035)**	(3,263)
Payments on annuities	**(2,771)**	(2,447)
Payments on surrenders	**(8,493)**	(6,956)
Expenses for reinsurance accepted	**(4)**	(2)
Handling charges	**(1,832)**	(964)
Commission expenses	**(6,242)**	(4,962)
Business tax and surcharges	**(1,645)**	(910)
Operating expenses	**(9,759)**	(7,032)
Less: Expenses recoverable from reinsurers	**1,549**	1,371
Provision for insurance guarantee fund	**(271)**	(209)
Total underwriting expenses	**(41,828)**	(32,058)
Changes in reserves		
Provision for claim reserves	**(6,155)**	(4,928)
Less: Write-back of claim reserves	**4,928**	3,874
Provision for unearned premium reserves	**(8,702)**	(6,241)
Less: Write-back of unearned premium reserves	**6,241**	4,869
Provision for long-term unearned premium reserves	**(2,408)**	(2,414)
Less: Write-back of long-term unearned premium reserves	**2,414**	1,895
Provision for policyholders' reserves for life insurance	**(243,535)**	(198,372)
Less: Write-back of policyholders' reserves for life insurance	**198,372**	167,143
Provision for long-term reserves for health insurance	**(30,126)**	(24,569)
Less: Write-back of long-term reserves for health insurance	**24,569**	18,626
Total change in reserves	**(54,402)**	(40,117)
Underwriting losses	**(14,517)**	(4,792)
Add: Other profit	**16**	116
Investment income	**18,513**	5,885
Interest income	**3,847**	3,883
Income from assets purchased under agreements to resell	**28**	–
Commission income	**475**	175
Securities underwriting income	**140**	79
Foreign exchange losses	**(480)**	(408)
Less: Interest expenses	**(130)**	(16)
Policyholder dividends	**(1,487)**	(1,064)
Expenses of assets sold under agreements to repurchase	**(172)**	(91)
Other handling charges	**(50)**	(18)
Loan loss provisions	**(1)**	73
Operating profit	**6,182**	3,822
Add: Non-operating income	**87**	57
Less: Non-operating expenses	**(11)**	(123)
Profit before tax	**6,258**	3,756
Less: Income tax	**(135)**	(388)
Profit after tax	**6,123**	3,368
Less: Minority interests	**(137)**	(30)
Net profit	**5,986**	3,338

Consolidated Profit Appropriation Statement
For the year ended December 31, 2006

For the year ended December 31, (in RMB million)	2006	2005
Net profit	5,986	3,338
Add: Retained profits at beginning of year	5,350	3,415
Distributable profit	11,336	6,753
Less: Appropriation to statutory surplus reserve fund	(600)	(334)
Appropriation to statutory public welfare fund	–	(167)
Appropriation to general risk provision	(17)	–
Appropriation to general provision	(41)	(35)
Appropriation to loss provision for trust business	(29)	–
Profit available for distribution to shareholders	10,649	6,217
Less: Dividends payable	(1,982)	(867)
Retained profits at end of year	8,667	5,350

Consolidated Balance Sheet
As at December 31, 2006

As at December 31, (in RMB million)	2006	2005
ASSETS		
CURRENT ASSETS:		
Cash on hand	347	14
Cash at bank	89,789	80,291
Balances with clearing companies	1,135	177
Precious metal	111	–
Balances with central bank	7,714	20
Due from banks and other financial institutions	2,840	426
Short-term investments	24,149	16,533
Placements with banks and other financial institutions	1,727	131
Short-term loans	10,709	401
Policy loans	1,381	864
Assets purchased under agreements to resell	6,950	–
Discounted bills	12,634	–
Bills negotiation of export and import L/C	318	–
Interest receivables	609	438
Premium receivables	3,073	749
Receivables from reinsurers	787	720
Prepaid claims	135	226
Deposits with stock and futures exchanges	74	42
Other receivables	2,675	467
Materials	2	4
Low-value consumables	114	90
Deferred expenses	123	94
Financial guarantees	94	–
Dividends receivable	43	–
Long-term bond investments due within one year	2,506	780
Total current assets	170,039	102,467

LONG-TERM INVESTMENTS:		
Long-term equity investments	**13,388**	3,007
Consolidation surplus	**599**	330
Long-term bond investments	**192,025**	151,966
Long-term fund investments	**5,193**	6,978
Total long-term investments	**211,205**	162,281
Medium to long-term loans	**24,240**	130
Overdue loans	**896**	–
Non-accrual loans	**2,786**	94
Less: Loan loss provisions	**(2,431)**	(94)
Fixed assets:		
Fixed assets, at cost	**9,153**	7,071
Less: accumulated depreciation	**(2,932)**	(2,235)
Fixed assets, net	**6,221**	4,836
Less: impairment losses	**(192)**	(323)
Fixed assets, net	**6,029**	4,513
Construction in progress	**1,234**	1,319
Fixed assets disposal	**(1)**	–
Total fixed assets	**7,262**	5,832
INTANGIBLE ASSETS AND OTHER ASSETS:		
Intangible assets	**158**	152
Long-term deferred expenses	**61**	37
Statutory deposits	**1,520**	1,240
Repossessed assets	**464**	8
Other long-term assets	**29**	39
Separate account assets	**24,932**	15,898
Total intangible assets and other assets	**27,164**	17,374
DEFERRED TAX:		
Deferred tax assets	**630**	20
Total assets	**441,791**	288,104

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:		
Short-term borrowings	**527**	–
Short-term deposits	**50,627**	18
Short-term saving deposits	**10,725**	–
Due to banks and other financial institutions	**3,465**	37
Placements from banks and other financial institutions	**991**	–
Assets sold under agreements to repurchase	**13,436**	7,095
Handling charges payable	**118**	76
Commission payable	**776**	557
Due to reinsurers	**746**	533
Premium received in advance	**1,353**	1,880
Deposits from reinsurers	**–**	58
Guarantee deposits	**5,485**	77
Inward and outward remittances	**249**	–
Interest payable	**309**	5
Salary payable	**1,724**	475
Welfare payable	**295**	142
Warrants payable	**88**	–
Policyholder dividends payable	**4,106**	2,864
Dividends payable	**81**	76
Taxes payable	**1,120**	673
Other payables	**2,191**	1,356
Accrued expenses	**75**	15
Claim reserves	**6,155**	4,928
Unearned premium reserves	**8,702**	6,241
Insurance guarantee fund	**82**	60
Customer deposits	**3,750**	1,730
Other current liabilities	**191**	–
Long-term liabilities due within one year	**1,577**	–
Total current liabilities	**118,944**	28,896
LONG-TERM LIABILITIES:		
Long-term deposits	**3,043**	–
Long-term saving deposits	**455**	–
Long-term guarantee deposits	**49**	–
Long-term borrowings	**155**	–
Long-term unearned premium reserves	**2,408**	2,414
Policyholders' reserves for life insurance	**223,722**	183,096
Long-term reserves for health insurance	**30,126**	24,569
Deposits from policyholders	**37**	40
Other long-term liabilities	**1**	2
Separate account liabilities	**24,932**	15,898
Including: Separate account reserves	**19,813**	15,276
Total long-term liabilities	**284,928**	226,019
Total liabilities	**403,872**	254,915

MINORITY INTERESTS	**1,251**	525
SHAREHOLDERS' EQUITY:		
Share capital	**6,195**	6,195
Capital reserve	**15,163**	15,163
Surplus reserve fund	**6,126**	5,526
General reserve	**395**	395
General risk provision	**17**	–
General provision	**76**	35
Loss provision for trust business	**29**	–
Retained profits	**8,667**	5,350
Including: Proposed dividends	**1,616**	–
Total shareholders' equity	**36,668**	32,664
Total liabilities and shareholders' equity	**441,791**	288,104

Income Statement of the Company
For the year ended December 31, 2006

For the year ended December 31, (in RMB million)	2006	2005
Operating expenses		
Business tax and surcharges	**(24)**	(2)
Operating expenses	**(886)**	(410)
Total operating expenses	**(910)**	(412)
Add: Other profit	**4**	5
Investment income	**6,559**	3,205
Interest income	**383**	581
Income from assets purchased under agreements to resell	**5**	–
Foreign exchange losses	**(27)**	(3)
Less: Interest expenses	**(25)**	–
Expenses of assets sold under agreements to repurchase	**(10)**	(3)
Operating profit	**5,979**	3,373
Less: Non-operating expenses	**(3)**	–
Profit before tax	**5,976**	3,373
Less: Income tax	**21**	(35)
Net profit	**5,997**	3,338

Profit Appropriation Statement of the Company
For the year ended December 31, 2006

For the year ended December 31, (in RMB million)	2006	2005
Net profit	**5,997**	3,338
Add: Retained profits at beginning of year	**5,350**	3,415
Distributable profit	**11,347**	6,753
Less: Appropriation to statutory surplus reserve fund	**(600)**	(334)
Appropriation to statutory public welfare fund	–	(167)
Appropriation to general risk provision	**(17)**	–
Appropriation to general provision	**(41)**	(35)
Appropriation to loss provision for trust business	**(29)**	–

Profit available for distribution to shareholders	**10,660**	6,217
Less: Dividends payable	**(1,982)**	(867)
Retained profits at end of year	**8,678**	5,350

Balance Sheet of the Company
As at December 31, 2006

As at December 31, (in RMB million)	**2006**	2005
ASSETS		
CURRENT ASSETS:		
Cash at bank	**3,916**	11,753
Short-term investments	**5,249**	2,935
Interest receivables	**5**	22
Other receivables	**413**	4
Low-value consumables	**1**	1
Long-term bond investments due within one year	**350**	198
Total current assets	**9,934**	14,913
LONG-TERM INVESTMENTS:		
Long-term equity investments	**26,646**	17,960
Long-term bond investments	**1,535**	829
Long-term fund investments	**22**	–
Total long-term investments	**28,203**	18,789
Fixed assets:		
Fixed assets, at cost	**86**	41
Less: accumulated depreciation	**(17)**	(7)
Fixed assets, net	**69**	34
Construction in progress	**–**	3
Total fixed assets	**69**	37
INTANGIBLE ASSETS AND OTHER ASSETS:		
Intangible assets	**18**	11
Long-term deferred expenses	**7**	3
Total intangible assets and other assets	**25**	14
DEFERRED TAX:		
Deferred tax assets	**80**	–
Total assets	**38,311**	33,753

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:		
Placements from bank and other financial institutions	**820**	274
Assets sold under agreements to repurchase	**–**	645
Salary payable	**552**	66
Welfare payable	**24**	17
Dividends payable	**78**	76
Taxes payable	**74**	2
Other payables	**61**	9
Accrued expenses	**23**	–
Total current liabilities	**1,632**	1,089
SHAREHOLDERS' EQUITY:		
Share capital	**6,195**	6,195
Capital reserve	**15,163**	15,163
Surplus reserve fund	**6,126**	5,526
General reserve	**395**	395
General risk provision	**17**	–
General provision	**76**	35
Loss provision for trust business	**29**	–
Retained profits	**8,678**	5,350
Total shareholders' equity	**36,679**	32,664
Total liabilities and shareholders' equity	**38,311**	33,753

C. Reconciliation of GAAP differences between PRC Accounting Standards and IFRS

The material GAAP differences between PRC Accounting Standards and IFRS in preparing financial statements are as follows:

For the year ended December 31, (in RMB million) Consolidated net profit	*Notes*	**2006**	2005
Financial statements prepared in accordance with PRC Accounting Standards		**5,986**	3,338
Claim reserves	*(i)*	**149**	(440)
Long-term and unearned premium reserves	*(ii)*	**(16)**	310
Policyholders' reserves	*(iii)*	**(6,544)**	(3,006)
Deferred policy acquisition costs	*(iv)*	**5,481**	3,830
Fair value adjustment of investment assets and financial liabilities	*(v)*	**3,095**	360
Deferred tax	*(vi)*	**(413)**	(159)
Minority interests and others		**100**	(7)
Financial statements prepared in accordance with IFRS		**7,838**	4,226

As at December 31, (in RMB million) Consolidated equity	*Notes*	**2006**	2005
Financial statements prepared in accordance with PRC Accounting Standards		**36,668**	32,664
Claim reserves	*(i)*	**(1,401)**	(1,550)
Long-term and unearned premium reserves	*(ii)*	**86**	102
Policyholders' reserves	*(iii)*	**(35,762)**	(25,816)
Deferred policy acquisition costs	*(iv)*	**31,866**	26,428
Fair value adjustment of investment assets and financial liabilities	*(v)*	**16,935**	1,440
Deferred tax	*(vi)*	**(1,840)**	(69)
Minority interests and others		**(177)**	(203)
Financial statements prepared in accordance with IFRS		**46,375**	32,996

Notes:

(i) Under 2006 PRC Accounting Standards, claim reserves are provided for claims reported but not settled, and claims incurred but not reported at the balance sheet date. Reserves for claims incurred but not reported are estimated on the basis of 4% of actual claim losses. From September 1, 2006, in accordance with the "Regulations on health insurance" (Baojianhuiling [2006] No. 8), the Chain-ladder method and the Bornhuetter-Ferguson method are used to calculate the reserves for health insurance business. The higher of the two results will be the best estimate. Under IFRS, reserves for claims incurred but not reported are estimated using actuarial techniques.

(ii) Under 2006 PRC Accounting Standards, unearned premium reserves of life insurance businesses should be no less than 50% of the net premium for the current period. Under IFRS, unearned premium reserves are provided using actuarial valuation results (1/365 method).

(iii) Under 2006 PRC Accounting Standards, policyholders' reserves are provided in accordance with related actuarial regulations released by CIRC. Under IFRS, policyholders' reserves are provided in accordance with IFRS 4 Insurance Contracts and by reference to US GAAP.

(iv) Under 2006 PRC Accounting Standards, handling costs and commission expenses of acquiring new policies are recognized in the income statement when incurred. Under IFRS, handling costs and commission expenses of acquiring new policies are deferred and amortized over the premium paying period of the insurance contracts or amortized in proportion to expected premiums or the present value of estimated gross profits expected to be realized over the life of the insurance contracts, in accordance with IFRS 4 Insurance Contracts and by reference to US GAAP.

(v) Under 2006 PRC Accounting Standards, the Group classifies its investments into short-term investments and long-term investments, depending on liquidity and the period for which these investments are intended to be held. Short-term investments are carried at the lower of cost and market value, while long-term investments are stated at the lower of book value and the recoverable amount. Under IFRS, the Group classifies its investments into four categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and other receivables and available-for-sale financial assets, in accordance with IAS 32 Financial Instruments: Disclosure and Presentation as well as IAS 39 Financial Instruments: Recognition and Measurement. Available-for-sale financial assets and financial assets at fair value through profit or loss are stated at fair value. Held-to-maturity financial assets and loans and other receivables are carried at amortized cost. Unrealized gains or losses, arising from changes in fair value of financial assets at fair value through profit or loss, are recognized in the income statement. Unrealized gains or losses, arising from changes in fair value of available-for-sale financial assets, are reported in equity. On derecognition or impairment of available-for-sale financial assets, the cumulative unrealized gains or losses previously reported in equity is transferred to the income statement.

(vi) The above differences between PRC Accounting Standards and IFRS are temporary differences in accordance with IAS 12 Income Taxes. The Group recognizes deferred tax assets on the basis of the above differences and the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The financial figures above in respect of the Announcement of Audited Results for the Year Ended December 31, 2006 ("Announcement") have been agreed by the Group's auditors, Ernst & Young, to the amounts set out in the Group's audited financial statements for the year ended December 31, 2006. The work performed by Ernst & Young in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance engagements issued by the HKICPA and consequently no assurance has been expressed by Ernst & Young on the Announcement.

EXPOSURE TO FLUCTUATIONS IN EXCHANGE RATES

Foreign currency denominated investments and cash assets held by the Group are exposed to foreign currency risks. These assets include term deposits, cash and cash equivalents held in foreign currency that are considered as monetary assets. In addition to foreign currency denominated monetary assets, the Group's foreign currency denominated monetary liabilities are also exposed to fluctuations in exchange rates. These liabilities include foreign currency denominated claim reserves and payable to reinsurers. The exposures to fluctuations in exchange rates from monetary assets and monetary liabilities offset each other.

The Group uses sensitivity analysis to estimate its risk exposure. Foreign currency risk sensitivity is estimated by assuming a simultaneous and uniform 5% depreciation, against the Renminbi, of all foreign currency denominated monetary assets and monetary liabilities.

As at December 31, 2006 (in RMB million)	**Foreign currency risk**
Net exposure to fluctuations in exchange rates assuming a simultaneous and uniform 5% depreciation of all foreign currency denominated monetary assets and monetary liabilities against the Renminbi	678

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES CONTAINED IN APPENDIX 14 TO THE LISTING RULES

None of the directors of the Company is aware of any information that would reasonably indicate that the Company did not meet the applicable Code Provisions set out in the Code on Corporate Governance Practices (the "Code on Corporate Governance Practices") contained in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") for any part of the period from January 1, 2006 to December 31, 2006 except that Mr. Ma Mingzhe has occupied the positions of both the Chairman of the Board of Directors and Chief Executive Officer of the Company. Further details of the Company's arrangements and considered reasons for the Company's intention not to separate the roles of the Chairman of the Board of Directors and the Chief Executive Officer of the Company will be set out under the paragraph headed "Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules" in the Corporate Governance Report to be contained in the Company's 2006 annual report.

INTERESTS AND SHORT POSITIONS OF DIRECTORS AND SUPERVISORS

As at December 31, 2006 the interests and short positions of the Directors and Supervisors of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO, including interests and short positions which the Directors and Supervisors of the Company are taken or deemed to have under such provisions of the SFO, or which are required to be and are recorded in the register required to be kept pursuant to section 352 of the SFO or as otherwise required to be notified by the Directors or Supervisors to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies set out in Appendix 10 to the Listing Rules ("Model Code"), were as follows:

Interests in ordinary shares of the Company

Name of Director/ Supervisor	Position	H/Domestic ("D") Shares	Capacity	No. of H/D Shares	Nature of interest	Percentage of total number of H/D Shares in issue (%)	Percentage of total shares in issue (%)
Cheung Chi Yan Louis	Executive Director	H	Beneficial owner	248,000	Long position	0.01	0.004
Lin Li	Supervisor	D	Interest of controlled corporations	176,000,000	Long position	4.84	2.84

Save as disclosed above, as at December 31, 2006, none of the Directors or Supervisors held or was deemed to hold any interests or short positions in the shares and underlying shares or debentures of the Company or any of its associated corporations (as defined in the SFO), which were required to be recorded in the register required to be kept under Section 352 of the SFO, or otherwise required to be notified by the Directors or Supervisors to the Company and the Stock Exchange pursuant to the Model Code nor have they been granted the right to acquire any interests in shares or debentures of the Company or any of its associated corporations.

ANNUAL GENERAL MEETING

The annual general meeting of the Company will be held at 10:00 a.m. on Thursday, June 7, 2007 at Ping An School of Financial Services, Guanlan, Shenzhen, PRC.

CLOSURE OF THE REGISTER OF MEMBERS

In order to determine the list of holders of H shares who are entitled to attend the annual general meeting of the Company and to receive the final dividend for the year ended December 31, 2006, the register of members of H shares will be closed from Tuesday, May 8, 2007 to Thursday, June 7, 2007, both days inclusive, during which period no transfer of shares will be effected. Holders of the Company's H shares whose names appear on the register of members on Thursday, June 7, 2007 are entitled to attend the meeting and to receive the final dividend for the year ended December 31, 2006. The registration date and arrangements in relation to the rights of A shares holders to attend the annual general meeting of the Company and to receive the final dividend for the year ended December 31, 2006 will be separately announced in the PRC.

AUDIT COMMITTEE

The audit committee of the Board of Directors of the Company (the "Audit Committee") comprises four Independent Non-executive Directors, Mr. Bao Youde, Mr. Kwong Che Keung Gordon, Mr. Cheung Wing Yui and Mr. Chow Wing Kin Anthony and one Non-executive Director, Mr. Anthony Philip HOPE. The Audit Committee has reviewed, in the presence of the internal and external auditors, the Group's principal accounting policies and the audited financial statements for the year ended December 31, 2006.

DETAILED RESULTS ANNOUNCEMENT ON THE WEBSITE OF THE COMPANY

The above detailed results announcement will be published on the website of the Company (www.pingan.com.cn) at around 9:00 a.m. on April 12, 2007.

PUBLICATION OF DETAILED RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

The 2006 annual report of the Company containing all the information required under Appendix 16 to the Listing Rules will be submitted to the Stock Exchange and published on the website of the Stock Exchange (www.hkex.com.hk) in due course.

By order of the Board
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, April 11, 2007

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors of the Company are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Lin Lijun, Fan Gang, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi and Chen Su.

"Please also refer to the published version of this announcement in the South China Morning Post"

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Ping An Insurance (Group) Company of China, Ltd. (the "Company") will be held at 10:00 a.m. on Thursday, June 7, 2007 at Ping An School of Financial Services, Guanlan, Shenzhen, PRC for the purposes of considering and, if thought fit, passing the following resolutions:

AS ORDINARY RESOLUTIONS

1. To consider and approve the report of the board of directors of the Company (the "Board of Directors") for the year ended December 31, 2006.

2. To consider and approve the report of the Supervisory Committee of the Company for the year ended December 31, 2006.

3. To consider and approve the annual report and its summary of the Company for the year ended December 31, 2006.

4. To consider and approve the report of the auditors and audited financial statements of the Company for the year ended December 31, 2006.

5. To consider and approve the profit distribution plan and the recommendation for final dividend for the year ended December 31, 2006.

6. To consider and approve the re-appointment of Ernst & Young Hua Ming as the PRC auditors and Ernst & Young as the international auditors of the Company to hold office until the conclusion of the next annual general meeting and to authorize the Board of Directors to fix their remuneration.

7. To consider and approve the annual director's fee of RMB300,000 for Mr. Anthony Philip HOPE as a non-executive director of the Company.

8. To consider and approve the appointment of Mr. Xia Liping as an independent non-executive director of the Company to hold office until the expiration of the term of the current Board of Directors.

9. To authorize the Company to renew the liability insurance for its directors, supervisors and senior management in such manner as the Chairman and the Secretary of the Board of Directors may see fit.

10. To authorize the Company to provide guarantees in respect of the liabilities of its subsidiaries from time to time and for such other purposes as the Board of Directors may see fit, up to an aggregate amount at any time of not exceeding RMB35 billion, allocated as follows:

    a. guarantees for Ping An Life Insurance Company of China, Ltd. - up to RMB0.4 billion;

    b. guarantees for Ping An Property & Casualty Insurance Company of China, Ltd. - up to RMB1.3 billion;

    c. guarantees for China Ping An Insurance Overseas (Holdings) Limited - up to RMB11.5 billion;

    d. guarantees for China Ping An Trust & Investment Co., Ltd. - up to RMB1 billion;

    e. guarantees for Ping An Real Estate Investment Company Ltd. - up to RMB19 billion; and

    f. guarantees for Ping An Securities Company, Ltd. - up to RMB1.8 billion.

AS SPECIAL RESOLUTIONS

11. To give a general mandate to the Board of Directors to allot, issue and deal with additional H shares not exceeding 20% of the H shares of the Company in issue and authorize the Board of Directors to make corresponding amendments to the Articles of Association as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares:

"THAT

(A) (a) subject to paragraph (c) and in accordance with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Articles of Association of the Company and the applicable laws and regulations of the People's Republic of China, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional H shares of the Company and to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers be hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Board of Directors during the Relevant Period to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers after the end of the Relevant Period;

(c) the nominal amount of H shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board of Directors pursuant to the approval granted in paragraph (a) shall not exceed 20% of the nominal amount of H shares of the Company in issue at the date of passing this resolution, otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of: (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or other applicable laws to be held; or (iii) the revocation or variation of the authority given under this resolution by a special resolution of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

(B) The Board of Directors be authorized to make corresponding amendments to the Articles of Association of the Company as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares as provided in sub-paragraph (a) of paragraph (A) of this resolution."

12. To consider and approve the amendments to the Articles of Association of the Company:

"**THAT** to amend the existing Articles of Association of the Company as follows:

Comparison table of the proposed amendments to the Articles

No.	Existing Articles	Proposed amendments to the Articles
1.	Article 21: After the overseas offer of H shares and the approval having been obtained for the initial public offering in the PRC of [•••] domestic shares, the composition of the Company's share capital as at date of the completion of the initial public offering shall be: [•••] ordinary shares, comprising [•••] domestic shares representing [•••]% of the total number of ordinary shares in issue and [•••] H shares representing [•••]% of the total number of ordinary shares of the Company in issue.	Article 21: After the overseas offer of H shares and the approval having been obtained for the initial public offering in the PRC of 1.15 billion domestic shares, the composition of the Company's share capital as at date of the completion of the initial public offering shall be: 7,345,053,334 ordinary shares, comprising 4,786,409,636 domestic shares representing 65.17% of the total number of ordinary shares in issue and 2,558,643,698 H shares representing 34.83% of the total number of ordinary shares of the Company in issue.
2.	Article 24: The registered capital of the Company is RMB[•••]. (Adjusted according to the actual initial public offering in the PRC).	Article 24: The registered capital of the Company is RMB7,345,053,334.
3.	Original Appendix to the Articles of Association	

Ping An Insurance (Group) Company of China, Ltd.
Shareholdings of shareholders holding promoter shares

No.	Shareholders	Number of Shares	Number of Promoter Shares
1	Shenzhen Investment Holding Co., Ltd.	543,181,445	543,181,445
2	Shenzhen New Horse Investment Development Co., Ltd.	389,592,366	276,495,472
3	Yuan Trust Investment Company Ltd.	380,000,000	269,690,812
4	Shenzhen Shum Yip Investment Development Company Ltd.	301,585,684	242,784,220
5	Guangzhou Hengde Trade Development Co., Ltd.	200,000,000	141,922,896
6	Shenzhen Liye Group Co., Ltd.	176,000,000	176,000,000
7	Shanghai Huiye Industrial Co., Ltd.	166,800,000	166,800,000
8	Guangdong Xince Technology Development Co., Ltd.	132,916,884	94,338,002
9	Capital China Group Company Limited	115,726,844	34,107,380
10	Shanghai Huihua Industrial Co., Ltd.	113,800,000	63,020,350
11	Shenzhen Dengfeng Investment Group Company, Limited	81,880,000	70,355,160
12	Tianjin Century Peace Real Estate Co., Ltd.	39,960,000	39,960,000
13	Overseas listed H shares converted from promoter shares		72,955,249
	Total	2,641,443,223	2,191,610,986

Proposed amendment to the Appendix to the Articles of Association

Ping An Insurance (Group) Company of China, Ltd.
Shareholdings of shareholders holding promoter shares

No.	Shareholders	Number of Shares	Number of Promoter Shares
1	Shenzhen Investment Holding Co., Ltd.	543,181,445	543,181,445
2	Shenzhen New Horse Investment Development Co., Ltd.	389,592,366	276,495,472
3	Yuan Trust Investment Company Ltd.	380,000,000	269,690,812
4	Shenzhen Shum Yip Investment Development Company Ltd.	301,585,684	242,784,220
5	Guangzhou Hengde Trade Development Co., Ltd.	200,000,000	141,922,896
6	Shenzhen Liye Group Co., Ltd.	176,000,000	176,000,000
7	Shanghai Huiye Industrial Co., Ltd.	166,800,000	166,800,000
8	Guangdong Xince Technology Development Co., Ltd.	132,916,884	94,338,002
9	Shanghai Huihua Industrial Co., Ltd.	113,800,000	63,020,350
10	Shenzhen Dengfeng Investment Group Company, Limited	81,880,000	70,355,160
11	Tianjin Century Peace Real Estate Co., Ltd.	39,960,000	39,960,000
12	Capital China Group Company Limited	45,000,000	34,107,380
13	Overseas listed H shares converted from promoter shares		72,955,249
	Total	2,570,716,379	2,191,610,986"

By order of the Board of Directors
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC
April 19, 2007

As at the date of this notice, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors of the Company are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Lin Lijun, Fan Gang, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi and Chen Su.

Notes:

1. According to the Articles of Association of the Company, the resolutions will be determined by poll.

2. **In order to determine the list of holders of H Shares who are entitled to attend the annual general meeting of the Company and to receive the final dividend for the year ended December 31, 2006, the H Share register of members will be closed from Tuesday, May 8, 2007 to Thursday, June 7, 2007, both days inclusive, during which period no transfer of H shares will be effected. Holders of the Company's H shares whose names appear on the register of members maintained by Computershare Hong Kong Services Limited on Thursday, June 7, 2007 are entitled to attend the meeting. In order to qualify for the final dividend and to attend and vote at the meeting, holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited at or before 4:30 p.m. on Monday, May 7, 2007. The address of the H Share transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The final dividend for the year ended December 31, 2006 is expected to be paid on or before June 27, 2007 to the shareholders whose names appear on the H Share register of members of the Company on Thursday, June 7, 2007. The registration date and arrangements in relation to the rights of A Share holders to attend the Annual General Meeting of the Company and to receive the final dividend for the year ended December 31, 2006 will be separately announced in the PRC.**

3. A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

4. The instrument appointing a proxy must be in writing under the hand of a shareholder or his attorney duly authorized in writing. If the shareholder is a corporation, that instrument must be either under its common seal or under the hand of its director(s) or duly authorized attorney(s). If that instrument is signed by an attorney of the shareholder, the power of attorney authorizing that attorney to sign or other authorization document must be notarized.

5. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the H Share registrar of the Company for holders of H shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the meeting if he so wishes. The H Share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

6. Shareholders who intend to attend the meeting in person or by proxy should return the reply slip to the Company's principal place of business in the PRC or Hong Kong on or before Friday, May 18, 2007 by hand, by post or by fax. The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC (Tel: (86) 4008866338, Fax: (86 755) 8243 1029). The contact persons are LIU Cheng（劉程）(Tel: (86 755) 2262 2101) and WANG Xiaoli（王小利）(Tel: (86 755) 2262 2828). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

7. The meeting is expected to be concluded within half a day. Shareholders (in person or by proxy) attending the meeting are responsible for their own transportation and accommodation expenses. Shareholders or their proxies attending the meeting shall produce the identity documents.

8. Concerning the proposed resolution 11, the purpose of seeking approval of such mandate is to give directors flexibility and discretion to issue new shares in the event that it comes desirable for the Company and the directors have no present plan to issue new shares pursuant to such mandate.

"Please also refer to the published version of this announcement in the South China Morning Post"

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Ping An Insurance (Group) Company of China, Ltd., you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

GENERAL MANDATE TO ISSUE SHARES,
APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR,
ADJUSTMENT TO DIRECTOR'S EMOLUMENT,
AMENDMENTS TO THE ARTICLES OF ASSOCIATION
AND
NOTICE OF THE ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting to be held at 10:00 a.m. on Thursday, June 7, 2007 at Ping An School of Financial Services, Guanlan, Shenzhen, PRC is set out on pages 12 to 18 of this circular.

A form of proxy for use at the Annual General Meeting is enclosed and is also published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk). Whether or not you intend to attend the Annual General Meeting, you are requested to complete and return (i) the enclosed reply slip in accordance with the instructions printed thereon not later than Friday, May 18, 2007 and (ii) the enclosed form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the Annual General Meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending the Annual General Meeting and voting in person if you so wish.

April 19, 2007

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"A Share Issue"	the issue of 1.15 billion A Shares by way of placing and public offering, which A Shares were listed on March 1, 2007
"A Shares"	Shares which are listed on the Shanghai Stock Exchange
"Annual General Meeting"	the Annual General Meeting of the Company to be held at 10:00 a.m. on Thursday, June 7, 2007 at Ping An School of Financial Services, Guanlan, Shenzhen, PRC
"Articles of Association"	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time
"Board"	the board of Directors of the Company
"Company"	Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company duly incorporated in the PRC with limited liability the A Shares of which are listed on the Shanghai Stock Exchange and the H Shares of which are listed on the Hong Kong Stock Exchange
"Directors"	the directors of the Company
"General Mandate"	the proposed general mandate to allot, issue and otherwise deal with additional H Shares representing up to the limit of 20% of the existing H Shares in issue on the date of the passing of the related resolution
"H Shares"	overseas listed foreign Shares which are listed on the Hong Kong Stock Exchange, and subscribed for and traded in Hong Kong dollars
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Latest Practicable Date"	April 11, 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular

"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"PRC"	the People's Republic of China, but for the purposes of this circular only, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
"RMB"	Renminbi, the lawful currency of the PRC
"Shanghai Stock Exchange"	The Shanghai Stock Exchange of the PRC
"Share(s)"	ordinary shares(s) of RMB1.00 each in the share capital of the Company
"Shareholders"	holders of Share(s)

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Executive Directors:
Ma Mingzhe
Sun Jianyi
Cheung Chi Yan Louis

Non-executive Directors:
Lin Yu Fen
Cheung Lee Wah
Anthony Philip HOPE
Fan Gang
Lin Lijun
Hu Aimin
Chen Hongbo
Wong Tung Shun Peter
Ng Sing Yip

Independent non-executive Directors:
Bao Youde
Kwong Che Keung Gordon
Cheung Wing Yui
Chow Wing Kin Anthony
Zhang Hongyi
Chen Su

Registered office:
Ping An Building
Ba Gua No. 3 Road
Shenzhen, PRC

Principal place of business in Hong Kong:
11th Floor
Dah Sing Financial Center
108 Gloucester Road
Wan Chai
Hong Kong

April 19, 2007

To the Shareholders

Dear Sir or Madam,

**GENERAL MANDATE TO ISSUE SHARES,
APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR,
ADJUSTMENT TO DIRECTOR'S EMOLUMENT,
AMENDMENTS TO THE ARTICLES OF ASSOCIATION
AND
NOTICE OF THE ANNUAL GENERAL MEETING**

INTRODUCTION

At the Annual General Meeting, among other things, (i) an ordinary resolution will be proposed to approve the emolument for Mr. Anthony Philip HOPE as a non-executive Director of the Company; (ii) an ordinary resolution will be proposed to approve the appointment of Mr.

Xia Liping as an independent non-executive Director; (iii) an ordinary resolution will be proposed to authorize the Company to renew the liability insurance for its Directors, supervisors and senior management in such manner as the Chairman and the Secretary of the Board may see fit; (iv) an ordinary resolution will be proposed to authorize the Company to provide guarantees in respect of the liabilities of its subsidiaries from time to time and for such other purposes as the Board may see fit, up to an aggregate amount at any time of not exceeding RMB35 billion; (v) a special resolution will be proposed to approve the grant of the General Mandate to the Board to enable them to allot, issue and otherwise deal with additional H Shares up to the limit of 20% of H Shares in issue on the date of the passing of such resolution; and (vi) a special resolution will be proposed to approve certain amendments to the Articles of Association to reflect the changes to the Company's share capital following completion of the A Share Issue.

The purpose of this circular is to give you notice of the Annual General Meeting and to provide you with all the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the above proposed resolutions at the Annual General Meeting.

GENERAL MANDATE TO ISSUE SHARES

To increase the flexibility and efficiency in operation, and to give discretion to the Board in the event that it becomes desirable to issue any Shares, the Company proposes to obtain shareholders' approval for the General Mandate to allot, issue and otherwise deal with additional H Shares up to the limit of 20% of H Shares in issue on the date of the passing of the relevant resolution. Any exercise of the power by the Directors under the General Mandate shall comply with the relevant requirements of the Listing Rules, the Articles of Association and the applicable laws and regulations of the PRC. The Board has no present plan to issue new Shares pursuant to the General Mandate. The General Mandate shall be effective until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or other applicable laws to be held; or

(iii) the revocation or variation of the authority given under this resolution by a special resolution of the Company in general meeting.

As at the Latest Practicable Date, the Company had in issue 2,558,643,698 H Shares. Subject to the passing of the proposed resolution for the approval of the General Mandate and in accordance with the terms therein, the Company will be allowed to allot, issue and deal with up to a maximum of 511,728,739 H Shares, representing 20% of H Shares in issue on the date of the passing of the proposed resolution, on the basis that no further H Shares will be issued by the Company prior to the Annual General Meeting.

PROPOSED APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

According to the Articles of Association, the Board shall comprise of 19 Directors. As announced on March 30, 2007, due to personal work commitments, Mr. Wang Zhongfu, whose appointment was approved by Shareholders at a general meeting held on March 19, 2007, formally requested the Board and the Board agreed to allow him not to assume his appointment as a Director. Therefore, in order to fill the vacancy and establish a Board with not less than one-third being independent non-executive Directors as contemplated by the Articles of Association and as required by the China Securities Regulatory Commission, the Board proposes that Mr. Xia Liping shall be appointed as an independent non-executive Director.

Details of Mr. Xia Liping are as follows:

Mr. Xia Liping, 68, has served in various positions since 1963, including the Administrator of the Credit Administration Department and the Deputy Director of the General Administration Department of the People's Bank of China, the Director of the State Economy Commission's Finance and Treasury Department and the Deputy Director-General of the Financial Management Department, the Deputy Director-General of the Internal Auditing Department and the Director-General of the Currency, Gold and Silver Bureau of the People's Bank of China. Mr. Xia retired in 1999 and was appointed as the Secretary-General of the China Banking Association from May 2000 to December 2005.

The Company proposes to appoint Mr. Xia as an independent non-executive Director to hold office until the expiration of the term of the current Board which was appointed for 3 years at the annual general meeting held on May 25, 2006. It is proposed that Mr. Xia shall be entitled to a Director's fee of RMB200,000 per annum. Mr. Xia's proposed remuneration was determined by the Board with reference to the prevailing market situation, his duties and responsibilities with the Company. Mr. Xia does not have any relationship with other directors, supervisors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Xia does not have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There is no information which is discloseable nor is/was Mr. Xia involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders.

ADJUSTMENT TO DIRECTOR'S EMOLUMENT

At present and as approved by the Shareholders at the annual general meeting held on May 25, 2006, non-executive Directors do not receive any directors' fees. In consideration of Mr. Anthony Philip HOPE's continuing outstanding contribution to the growth and development of the Company, it is proposed that Mr. HOPE shall be entitled to an annual director's fee of RMB300,000. Mr. Anthony Philip HOPE has extensive experience and well-established networks in the international insurance industry, which is of significant value to the development of the Company's business. The adjustment to Mr. HOPE's emolument is determined with reference to the current emolument of the Company's foreign independent non-executive Directors and market benchmark of comparable companies as well as Mr. HOPE's estimated commitment and responsibilities as non-executive Director.

The above remuneration package is that before tax. The Company will deduct and pay all tax due on the Director's behalf in accordance with the relevant tax laws.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In order to reflect the changes to the Company's share capital following completion of the A Share Issue, a special resolution will be proposed at the Annual General Meeting to approve the amendments to the Articles of Association. Details of the amendments to the Articles of Association are as follows:

Comparison table of the proposed amendments to the Articles

No.	Existing Articles	Proposed amendments to the Articles
1.	Article 21: After the overseas offer of H shares and the approval having been obtained for the initial public offering in the PRC of [●] domestic shares, the composition of the Company's share capital as at date of the completion of the initial public offering shall be: [●] ordinary shares, comprising [●] domestic shares representing [●]% of the total number of ordinary shares in issue and [●] H shares representing [●]% of the total number of ordinary shares of the Company in issue.	Article 21: After the overseas offer of H shares and the approval having been obtained for the initial public offering in the PRC of 1.15 billion domestic shares, the composition of the Company's share capital as at date of the completion of the initial public offering shall be: 7,345,053,334 ordinary shares, comprising 4,786,409,636 domestic shares representing 65.17% of the total number of ordinary shares in issue and 2,558,643,698 H shares representing 34.83% of the total number of ordinary shares of the Company in issue.

No.	Existing Articles	Proposed amendments to the Articles
2.	Article 24: The registered capital of the Company is RMB[●]. (Adjusted according to the actual initial public offering in the PRC)	Article 24: The registered capital of the Company is RMB7,345,053,334.
3.	Original Appendix to the Articles of Association	

Ping An Insurance (Group) Company of China, Ltd.
Shareholdings of shareholders holding promoter shares

No.	Shareholders	Number of Shares	Number of Promoter Shares
1	Shenzhen Investment Holding Co., Ltd.	543,181,445	543,181,445
2	Shenzhen New Horse Investment Development Co., Ltd.	389,592,366	276,495,472
3	Yuan Trust Investment Company Ltd.	380,000,000	269,690,812
4	Shenzhen Shum Yip Investment Development Company Ltd.	301,585,684	242,784,220
5	Guangzhou Hengde Trade Development Co., Ltd.	200,000,000	141,922,896
6	Shenzhen Liye Group Co., Ltd.	176,000,000	176,000,000
7	Shanghai Huiye Industrial Co., Ltd.	166,800,000	166,800,000
8	Guangdong Xince Technology Development Co., Ltd.	132,916,884	94,338,002
9	Capital China Group Company Limited	115,726,844	34,107,380
10	Shanghai Huihua Industrial Co., Ltd.	113,800,000	63,020,350
11	Shenzhen Dengfeng Investment Group Company, Limited	81,880,000	70,355,160
12	Tianjin Century Peace Real Estate Co., Ltd.	39,960,000	39,960,000
13	Overseas listed H shares converted from promoter shares		72,955,249
	Total	2,641,443,223	2,191,610,986

Proposed amendment to the Appendix to the Articles of Association

Ping An Insurance (Group) Company of China, Ltd.
Shareholdings of shareholders holding promoter shares

No.	Shareholders	Number of Shares	Number of Promoter Shares
1	Shenzhen Investment Holding Co., Ltd.	543,181,445	543,181,445
2	Shenzhen New Horse Investment Development Co., Ltd.	389,592,366	276,495,472
3	Yuan Trust Investment Company Ltd.	380,000,000	269,690,812
4	Shenzhen Shum Yip Investment Development Company Ltd.	301,585,684	242,784,220
5	Guangzhou Hengde Trade Development Co., Ltd.	200,000,000	141,922,896
6	Shenzhen Liye Group Co., Ltd.	176,000,000	176,000,000
7	Shanghai Huiye Industrial Co., Ltd.	166,800,000	166,800,000
8	Guangdong Xince Technology Development Co., Ltd.	132,916,884	94,338,002
9	Shanghai Huihua Industrial Co., Ltd.	113,800,000	63,020,350
10	Shenzhen Dengfeng Investment Group Company, Limited	81,880,000	70,355,160
11	Tianjin Century Peace Real Estate Co., Ltd.	39,960,000	39,960,000
12	Capital China Group Company Limited	45,000,000	34,107,380
13	Overseas listed H shares converted from promoter shares		72,955,249
	Total	2,570,716,379	2,191,610,986

RENEWAL OF LIABILITY INSURANCE FOR DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT AND PROVISION OF GUARANTEES FOR SUBSIDIARIES

According to the applicable rules and regulations in the PRC, where a company listed on a stock exchange in the PRC provides guarantees for other entities, including its subsidiaries, such provision of guarantees should be approved by the board of directors or shareholders.

In addition, the Company has since 2004 been taking out liability insurance for its Directors, supervisors and senior management. The current policies run from June 14, 2006 and will expire on June 14, 2007. Details of the current insurance arrangements are as follows:

1. The 3 tier level of insurance:

   a. Tier 1 insurer: Federal Insurance Company

   b. Tier 2 insurer: AIU Insurance Company

   c. Tier 3 insurer: Huatai Insurance Company

2. Insured: Ping An Insurance (Group) Company of China, Ltd. (including Directors, supervisors and senior management)

3. Insurance broker: Beijing HSBC Insurance Brokers Limited

4. Insurance coverage: Economic losses suffered by third parties as a result of misconduct of the Company's Directors, supervisors or senior management in the course of carrying out their duties, which economic losses are to be compensated under law shall be met by the insurer in accordance with the insurance agreement, regardless of whether the claims were made by small or medium investors, clients, competitors or employees. Apart from charges payable in accordance with court judgments, the insurer shall also compensate for any court fees, legal fees and investigation costs payable to the regulatory authorities.

5. Insured sum: USD10 million for each tier.

6. Insurance Premium: RMB5.4 million

It is proposed that the same insurance arrangements be taken out or the same insurance be taken out with Ping An Property and Casualty Insurance Company of China, Ltd. and reinsured with other insurers.

Pursuant to the Articles of Association, a Shareholder holding 3% or more of the issued share capital of the Company may propose a resolution to be put forward at a general meeting. Shenzhen Investment Holdings Co., Ltd., holding 543,181,445 shares representing approximately 7.4% of the entire issued share capital of the Company has proposed the following resolutions to be considered, and if thought fit, approved at the Annual General Meeting:

(i) to authorize the Company to renew the liability insurance for its Directors, supervisors and senior management in such manner as the Chairman and the Secretary of the Board may see fit; and

(ii) to authorize the Company to provide guarantees in respect of the liabilities of its subsidiaries from time to time and for such other purposes as the Board may see fit, up to an aggregate amount at any time of not exceeding RMB35 billion, allocated as follows:

a. guarantees for Ping An Life Insurance Company of China, Ltd. – up to RMB0.4 billion;

b. guarantees for Ping An Property & Casualty Insurance Company of China, Ltd. – up to RMB1.3 billion;

c. guarantees for China Ping An Insurance Overseas (Holdings) Limited – up to RMB11.5 billion;

d. guarantees for China Ping An Trust & Investment Co., Ltd. – up to RMB1 billion;

e. guarantees for Ping An Real Estate Investment Company Ltd. – up to RMB19 billion; and

f. guarantees for Ping An Securities Company, Ltd. – up to RMB1.8 billion.

ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting to be held at 10:00 a.m. on Thursday, June 7, 2007 at Ping An School of Financial Services, Guanlan, Shenzhen, PRC, is set out on pages 12 to 18 of this circular.

In order to determine the list of holders of H Shares who are entitled to attend the Annual General Meeting and to receive the final dividend for the year ended December 31, 2006, the Company's H Share register of members will be closed from Tuesday, May 8, 2007 to Thursday, June 7, 2007, both days inclusive, during which period no transfer of H Shares will be effected. Holders of H Shares whose names appear on the Company's H Share register of members on Thursday, June 7, 2007 are entitled to attend the meeting. In order to qualify for the final dividend and to attend and vote at the Annual General Meeting, holders of H Shares whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, at or before 4:30 p.m. on Monday, May 7, 2007. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The final dividend is expected to be paid on or before June 27, 2007 to the Shareholders whose names appear on the H Share register of members of the Company on Thursday, June 7, 2007. The registration date and arrangements in relation to the rights of A Share holders to attend the Annual General Meeting of the Company and to receive the final dividend for the year ended December 31, 2006 will be separately announced in the PRC.

A form of proxy for use at the Annual General Meeting is enclosed and is also published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk). Whether or not you intend to attend the Annual General Meeting, you are requested to complete and return (i) the

enclosed reply slip in accordance with the instructions printed thereon not later than Friday, May 18, 2007 and (ii) the enclosed form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the Annual General Meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending the Annual General Meeting and voting in person if you so wish.

VOTING BY POLL AT THE ANNUAL GENERAL MEETING

According to the Articles of Association, resolutions at a shareholders' meeting in general shall be determined by poll.

RECOMMENDATION

The Directors believe that the proposed (i) ordinary resolution to approve the emolument plan for Mr. Anthony Philip HOPE as a non-executive Director; (ii) ordinary resolution to appoint Mr. Xia Liping as an independent non-executive Director; (iii) ordinary resolution to authorize the Company to renew the liability insurance for its Directors, supervisors and senior management in such manner as the Chairman and the Secretary of the Board may see fit; (iv) ordinary resolution to authorize the Company to provide guarantees in respect of the liabilities of its subsidiaries from time to time and for such other purposes as the Board may see fit, up to an aggregate amount at any time of not exceeding RMB35 billion; (v) special resolution to approve the grant of the General Mandate to the Board to enable them to allot, issue and otherwise deal with additional H Shares up to the limit of 20% of H Shares in issue on the date of the passing of such resolution; and (vi) special resolution to approve certain amendments to the Articles of Association are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that all the Shareholders should vote in favour of the relevant resolutions to be proposed at the Annual General Meeting as set out in the notice of Annual General Meeting.

Yours faithfully,
For and on behalf of the Board of Directors
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
Ma Mingzhe
Chairman and Chief Executive Officer

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

NOTICE IS HEREBY GIVEN that the annual general meeting of Ping An Insurance (Group) Company of China, Ltd. (the "Company") will be held at 10:00 a.m. on Thursday, June 7, 2007 at Ping An School of Financial Services, Guanlan, Shenzhen, PRC for the purposes of considering and, if thought fit, passing the following resolutions:

AS ORDINARY RESOLUTIONS

1. To consider and approve the report of the board of directors of the Company (the "Board of Directors") for the year ended December 31, 2006.

2. To consider and approve the report of the Supervisory Committee of the Company for the year ended December 31, 2006.

3. To consider and approve the annual report and its summary of the Company for the year ended December 31, 2006.

4. To consider and approve the report of the auditors and audited financial statements of the Company for the year ended December 31, 2006.

5. To consider and approve the profit distribution plan and the recommendation for final dividend for the year ended December 31, 2006.

6. To consider and approve the re-appointment of Ernst & Young Hua Ming as the PRC auditors and Ernst & Young as the international auditors of the Company to hold office until the conclusion of the next annual general meeting and to authorize the Board of Directors to fix their remuneration.

7. To consider and approve the annual director's fee of RMB300,000 for Mr. Anthony Philip HOPE as a non-executive director of the Company.

8. To consider and approve the appointment of Mr. Xia Liping as an independent non-executive director of the Company to hold office until the expiration of the term of the current Board of Directors.

9. To authorize the Company to renew the liability insurance for its directors, supervisors and senior management in such manner as the Chairman and the Secretary of the Board of Directors may see fit.

10. To authorize the Company to provide guarantees in respect of the liabilities of its subsidiaries from time to time and for such other purposes as the Board of Directors may see fit, up to an aggregate amount at any time of not exceeding RMB35 billion, allocated as follows:

    (a) guarantees for Ping An Life Insurance Company of China, Ltd. – up to RMB0.4 billion;

    (b) guarantees for Ping An Property & Casualty Insurance Company of China, Ltd. – up to RMB1.3 billion;

    (c) guarantees for China Ping An Insurance Overseas (Holdings) Limited – up to RMB11.5 billion;

    (d) guarantees for China Ping An Trust & Investment Co., Ltd. – up to RMB1 billion;

    (e) guarantees for Ping An Real Estate Investment Company Ltd. – up to RMB19 billion; and

    (f) guarantees for Ping An Securities Company, Ltd. – up to RMB1.8 billion.

AS SPECIAL RESOLUTIONS

11. To give a general mandate to the Board of Directors to allot, issue and deal with additional H shares not exceeding 20% of the H shares of the Company in issue and authorize the Board of Directors to make corresponding amendments to the Articles of Association as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares:

"THAT

(A) (a) subject to paragraph (c) and in accordance with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Articles of Association of the Company and the applicable laws and regulations of the People's Republic of China, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional H shares of the Company and to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers be hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Board of Directors during the Relevant Period to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers after the end of the Relevant Period;

(c) the nominal amount of H shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board of Directors pursuant to the approval granted in paragraph (a) shall not exceed 20% of the nominal amount of H shares of the Company in issue at the date of passing this resolution, otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of: (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or other applicable laws to be held; or (iii) the revocation or variation of the authority given under this resolution by a special resolution of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

(B) The Board of Directors be authorized to make corresponding amendments to the Articles of Association of the Company as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares as provided in sub-paragraph (a) of paragraph (A) of this resolution."

12. To consider and approve the amendments to the Articles of Association of the Company:

"**THAT** to amend the existing Articles of Association of the Company as follows:

Comparison table of the proposed amendments to the Articles

No.	Existing Articles	Proposed amendments to the Articles
1.	Article 21:	Article 21:
	After the overseas offer of H shares and the approval having been obtained for the initial public offering in the PRC of [●] domestic shares, the composition of the Company's share capital as at date of the completion of the initial public offering shall be: [●] ordinary shares, comprising [●] domestic shares representing [●]% of the total number of ordinary shares in issue and [●] H shares representing [●]% of the total number of ordinary shares of the Company in issue.	After the overseas offer of H shares and the approval having been obtained for the initial public offering in the PRC of 1.15 billion domestic shares, the composition of the Company's share capital as at date of the completion of the initial public offering shall be: 7,345,053,334 ordinary shares, comprising 4,786,409,636 domestic shares representing 65.17% of the total number of ordinary shares in issue and 2,558,643,698 H shares representing 34.83% of the total number of ordinary shares of the Company in issue.
2.	Article 24:	Article 24:
	The registered capital of the Company is RMB[●]. (Adjusted according to the actual initial public offering in the PRC).	The registered capital of the Company is RMB7,345,053,334.
3.	Original Appendix to the Articles of Association	

Ping An Insurance (Group) Company of China, Ltd.
Shareholdings of shareholders holding promoter shares

No.	Shareholders	Number of Shares	Number of Promoter Shares
1	Shenzhen Investment Holding Co., Ltd.	543,181,445	543,181,445
2	Shenzhen New Horse Investment Development Co., Ltd.	389,592,366	276,495,472
3	Yuan Trust Investment Company Ltd.	380,000,000	269,690,812
4	Shenzhen Shum Yip Investment Development Company Ltd.	301,585,684	242,784,220
5	Guangzhou Hengde Trade Development Co., Ltd.	200,000,000	141,922,896
6	Shenzhen Liye Group Co., Ltd.	176,000,000	176,000,000
7	Shanghai Huiye Industrial Co., Ltd.	166,800,000	166,800,000
8	Guangdong Xince Technology Development Co., Ltd.	132,916,884	94,338,002
9	Capital China Group Company Limited	115,726,844	34,107,380
10	Shanghai Huihua Industrial Co., Ltd.	113,800,000	63,020,350
11	Shenzhen Dengfeng Investment Group Company, Limited	81,880,000	70,355,160
12	Tianjin Century Peace Real Estate Co., Ltd.	39,960,000	39,960,000
13	Overseas listed H shares converted from promoter shares		72,955,249
	Total	2,641,443,223	2,191,610,986

Proposed amendment to the Appendix to the Articles of Association

Ping An Insurance (Group) Company of China, Ltd.
Shareholdings of shareholders holding promoter shares

No.	Shareholders	Number of Shares	Number of Promoter Shares
1	Shenzhen Investment Holding Co., Ltd.	543,181,445	543,181,445
2	Shenzhen New Horse Investment Development Co., Ltd.	389,592,366	276,495,472
3	Yuan Trust Investment Company Ltd.	380,000,000	269,690,812
4	Shenzhen Shum Yip Investment Development Company Ltd.	301,585,684	242,784,220
5	Guangzhou Hengde Trade Development Co., Ltd.	200,000,000	141,922,896
6	Shenzhen Liye Group Co., Ltd.	176,000,000	176,000,000
7	Shanghai Huiye Industrial Co., Ltd.	166,800,000	166,800,000
8	Guangdong Xince Technology Development Co., Ltd.	132,916,884	94,338,002
9	Shanghai Huihua Industrial Co., Ltd.	113,800,000	63,020,350
10	Shenzhen Dengfeng Investment Group Company, Limited	81,880,000	70,355,160
11	Tianjin Century Peace Real Estate Co., Ltd.	39,960,000	39,960,000
12	Capital China Group Company Limited	45,000,000	34,107,380
13	Overseas listed H shares converted from promoter shares		72,955,249
	Total	2,570,716,379	2,191,610,986"

By order of the Board of Directors
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC
April 19, 2007

As at the date of this notice, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors of the Company are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Lin Lijun, Fan Gang, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi and Chen Su.

Notes:

1. According to the Articles of Association of the Company, the resolutions will be determined by poll.

2. **In order to determine the list of holders of H Shares who are entitled to attend the annual general meeting of the Company and to receive the final dividend for the year ended December 31, 2006, the H Share register of members will be closed from Tuesday, May 8, 2007 to Thursday, June 7, 2007, both days inclusive, during which period no transfer of H shares will be effected. Holders of the Company's H shares whose names appear on the register of members maintained by Computershare Hong Kong Services Limited on Thursday, June 7, 2007 are entitled to attend the meeting. In order to qualify for the final dividend and to attend and vote at the meeting, holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited at or before 4:30 p.m. on Monday, May 7, 2007. The address of the H Share transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The final dividend for the year ended December 31, 2006 is expected to be paid on or before June 27, 2007 to the shareholders whose names appear on the H Share register of members of the Company on Thursday, June 7, 2007. The registration date and arrangements in relation to the rights of A Share holders to attend the Annual General Meeting of the Company and to receive the final dividend for the year ended December 31, 2006 will be separately announced in the PRC.**

3. A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

4. The instrument appointing a proxy must be in writing under the hand of a shareholder or his attorney duly authorized in writing. If the shareholder is a corporation, that instrument must be either under its common seal or under the hand of its director(s) or duly authorized attorney(s). If that instrument is signed by an attorney of the shareholder, the power of attorney authorizing that attorney to sign or other authorization document must be notarized.

5. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the H Share registrar of the Company for holders of H shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the meeting if he so wishes. The H Share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

6. Shareholders who intend to attend the meeting in person or by proxy should return the reply slip to the Company's principal place of business in the PRC or Hong Kong on or before Friday, May 18, 2007 by hand, by post or by fax. The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC (Tel: (86) 4008866338, Fax: (86 755) 8243 1029). The contact persons are LIU Cheng (劉程) (Tel: (86 755) 2262 2101) and WANG Xiaoli (王小莉) (Tel: (86 755) 2262 2328). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

7. The meeting is expected to be concluded within half a day. Shareholders (in person or by proxy) attending the meeting are responsible for their own transportation and accommodation expenses. Shareholders or their proxies attending the meeting shall produce the identity documents.

8. Concerning the proposed resolution 11, the purpose of seeking approval of such mandate is to give directors flexibility and discretion to issue new shares in the event that it comes desirable for the Company and the directors have no present plan to issue new shares pursuant to such mandate.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Form of proxy for the Annual General Meeting to be held on Thursday, June 7, 2007

I/We (Note 1) ______________________________

of ______________________________

being the registered holder(s) of (Note 2) ______________________________ A Shares/H Shares of RMB1.00 each in the share capital of Ping An Insurance (Group) Company of China, Ltd. (the "Company") **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** (Note 3) or ______________________________

of ______________________________

as my/our proxy to attend and act for me/us at the annual general meeting of the Company to be held at 10:00 a.m. on Thursday, June 7, 2007 at Ping An School of Financial Services, Guanlan, Shenzhen, PRC (the "Meeting") (and any adjournment thereof) for the purposes of considering and, if thought fit, passing the resolutions as set out in the notice convening the Meeting and at the Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below (Note 4).

	ORDINARY RESOLUTIONS	For (Note 4)	Against (Note 4)
1.	To approve the report of the Board of Directors of the Company for the year ended December 31, 2006.		
2.	To approve the report of the Supervisory Committee of the Company for the year ended December 31, 2006.		
3.	To approve the annual report and its summary of the Company for the year ended December 31, 2006.		
4.	To approve the report of the auditors and audited financial statements of the Company for the year ended December 31, 2006.		
5.	To approve the profit distribution plan and the recommendation for final dividend for the year ended December 31, 2006.		
6.	To approve the re-appointment of Ernst & Young Hua Ming as the PRC auditors and Ernst & Young as the international auditors of the Company and to authorize the Board of Directors to fix their remuneration.		
7.	To approve the annual director's fee of RMB300,000 for Mr. Anthony Philip HOPE as a non-executive director of the Company.		
8.	To approve the appointment of Mr. Xia Liping as an independent non-executive director of the Company.		
9.	To authorize the Company to renew the liability insurance for its directors, supervisors and senior management in such manner as the Chairman and the Secretary of the Board of Directors may see fit.		
10.	To authorize the Company to provide guarantees in respect of the liabilities of its subsidiaries from time to time and for such other purposes as the Board of Directors may see fit, up to an aggregate amount at any time of not exceeding RMB35 billion.		
	SPECIAL RESOLUTIONS		
11.	To give a general mandate to the Board of Directors to allot, issue and deal with additional H shares not exceeding 20% of the H shares of the Company in issue and authorize the Board of Directors to make corresponding amendments to the Articles of Association as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares.		
12.	To approve the amendments to the Company's articles of association.		

Date: ______________________ 2007 Signature(s) (Note 5): ______________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all shares registered in your name(s). Please also strike out the type of shares (A Shares or H Shares) to which the proxy does not relate.
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "THE CHAIRMAN OF THE MEETING" and insert the name and address of the proxy desired in the space provided. A shareholder entitled to attend and vote at the Meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** If no direction is given, your proxy may vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing. In case of a corporation, the same must be either under its common seal or under the hand of its director(s) or duly authorised attorney(s). If the form of proxy is signed by an attorney of the shareholder, the power of attorney authorising that attorney to sign or other authorization document must be notarised.
6. In case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he is solely entitled thereto. However, if more than one of such joint holders are present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the register of members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holder(s).
7. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the China Securities Depositary and Clearing Corporation Limited for holders of A Shares and at the H Share registrar of the Company for holders of H Shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the meeting if he so wishes. The H Share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
8. Shareholders or their proxies attending the Meeting shall produce their identity documents.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Reply Slip for Annual General Meeting

To: Ping An Insurance (Group) Company of China, Ltd. (the "Company")

I/We *(Note 1)* ____

of ____

being the registered holder(s) of *(Note 2)* ______________________ A Shares/H Shares of RMB1.00 each in the share capital of the Company hereby inform the Company that I/we intend to attend the annual general meeting of the Company to be held at 10:00 a.m. on Thursday, June 7, 2007 at Ping An School of Financial Services, Guanlan, Shenzhen, PRC or to appoint proxy to attend on my/our behalf.

Date: ______________ 2007 Signature(s): ______________________

Notes:

1. Please insert full name(s) and address(es) as shown in the register of members in **BLOCK CAPITALS**.

2. Please insert the number of shares registered in your name(s). Please also strike out the irrelevant type of shares (A Shares or H Shares).

3. The completed and signed reply slip should be delivered to the Company's principal place of business in PRC or Hong Kong on or before Friday, May 18, 2007 by hand, by post or by fax.

   The Company's principal place of business in PRC is at Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC (Tel: (86 755) 2262 2101, Fax: (86 755) 8243 1029). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China, Ltd. and Ping An Health Insurance Company of China, Ltd. for the period from January 1, 2007 to March 31, 2007 were RMB 21,175.80 million, RMB 5,242.42 million and RMB 0.17 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, April 20, 2007

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi and Chen Su.

END